As filed with the Securities and Exchange Commission on May 7, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DUNLOP STANDARD AEROSPACE HOLDINGS PLC
(Exact name of registrant as specified in its charter)

United Kingdom	3724, 3728	N/A
(State or Other Jurisdiction of Organization or Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Holbrook Lane,
Coventry CV6 4AA
United Kingdom
+44-2476-668-707
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

CT Corporation System
1633 Broadway
New York, NY 10019
(212) 664-1666
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:
Richard L. Muglia, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment is filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Security	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)
11 7/8% Senior Notes due 2009	$120,000,000	100%	$120,000,000	$15,204

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to the said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated May 7, 2004.

PROSPECTUS

DUNLOP STANDARD AEROSPACE HOLDINGS PLC

Offer to Exchange all Outstanding $120,000,000 11 7/8% Senior Notes due 2009
sold by us on February 4, 2004 for $120,000,000

11 7/8% Senior Notes due 2009, Which Have Been Registered Under
the Securities Act of 1933, as amended

The exchange offer will expire at 5:00 P.M.,
New York City time, on                      , 2004, unless extended.

Terms of the exchange offer:

•	The New Exchange Notes are being registered with the Securities and Exchange Commission and are being offered in exchange for the New Notes that were previously issued in an offering exempt from the Securities and Exchange Commission's registration requirements. The terms of the exchange offer are summarized below and more fully described in this prospectus.

•	We will exchange all New Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of New Notes at any time prior to the expiration of the exchange offer.

•	We believe that there will be no United States federal income tax consequences to holders that exchange New Notes for New Exchange Notes pursuant to the exchange offer, but you should see "Tax Consequences—Material United States Federal Income Tax Consequences" on page 130 of this prospectus for more information.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the New Exchange Notes are substantially identical to the New Notes, except that the New Exchange Notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the New Notes do not apply to the New Exchange Notes.

See "Risk Factors" beginning on page 16 for a discussion of the risks that should be considered by holders prior to tendering their New Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                , 2004.

TABLE OF CONTENTS

Service of Process and Enforcement of Civil Liabilities	ii
Forward-Looking Statements	ii
Industry and Market Data	iii
Presentation of our Financial Information	iii
Summary	1
Risk Factors	16
Use of Proceeds	28
Exchange Rates	28
Capitalization	29
Selected Historical Consolidated Financial Data	30
Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Business	44
Management	67
Related Party Transactions	71
The Exchange Offer	72
Description of Certain Indebtedness	82
Description of Notes	84
Tax Consequences	130
Plan of Distribution	135
Legal Matters	136
Independent Accountants	136
Where You Can Find More Information	136
Index to Financial Statements	F-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Dunlop Standard Aerospace Holdings plc. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Dunlop Standard Aerospace Holdings plc since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

Dunlop Standard Aerospace Holdings plc is a public company with limited liability incorporated under the laws of England and Wales. Our principal executive office is located at Holbrook Lane, Coventry CV6 4AA, United Kingdom. Our telephone number is +44-2476-668-707. Our website address is http://www.dunlopstandard.com. The information in our website is not part of this prospectus.

Throughout this prospectus we refer to Dunlop Standard Aerospace Holdings plc and our subsidiaries as the "Company," "we," "our" and "us," unless otherwise indicated.

i

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

Dunlop Standard Aerospace Holdings plc is a corporation incorporated under the laws of the United Kingdom. The majority of Dunlop Standard Aerospace Holdings plc's directors and executive officers and substantially all the experts named herein are residents of the United Kingdom. All or a substantial portion of the assets of Dunlop Standard Aerospace Holdings plc and of such individuals are located outside the United States. It may not be possible for investors to effect service of process within the United States upon Dunlop Standard Aerospace Holdings plc or such persons with respect to matters arising under the U.S. federal securities laws or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of such laws. Dunlop Standard Aerospace Holdings plc has been advised by Skadden, Arps, Slate, Meagher & Flom LLP, its United Kingdom counsel, that the United States and the United Kingdom do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Furthermore, such counsel has advised that (i) there is doubt whether an action could be brought in the United Kingdom against Dunlop Standard Aerospace Holdings plc predicated solely upon the provisions of the U.S. federal securities laws and (ii) actions for enforcement of judgments of U.S. courts against Dunlop Standard Aerospace Holdings plc are not enforceable in the United Kingdom, either by treaty or in practice, but are accepted on an evidentiary basis in the United Kingdom legal action.

Dunlop Standard Aerospace Holdings plc has appointed CT Corporation System as its agent for service of process in any action brought against it under the securities laws of the United States arising out of the offering.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, income (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors, including those factors discussed under "Risk Factors," could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	inflation, interest rates, exchange rates, market and monetary fluctuations and other risks related to our international operations;

•	the effect of, and changes in, regulation and government policy;

•	the effects of competition in the geographic and business areas in which we conduct operations;

•	changes in customer preferences and spending in the countries in which we conduct operations;

•	our ability to increase market share and control expenses;

•	our timely development of and acceptance of new products and services and the perceived overall value of these products and services by our customers;

ii

•	technological changes;

•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct operations; and

•	our success at managing the risks of the foregoing.

Although these statements are based upon assumptions we consider reasonable, they are subject to the foregoing risks and uncertainties as well as the risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties and, in some cases, were derived from management estimates based on its knowledge of the industry and other knowledge. We have not independently verified market and industry data from third-party sources and we do not make any representations as to the accuracy of such information. While we believe internal company estimates are reliable and market definitions appropriate, they have not been verified by any independent sources and we do not make any representations as to the accuracy of such estimates.

PRESENTATION OF OUR FINANCIAL INFORMATION

Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in the United Kingdom, or U.K. GAAP.

U.K. GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the most significant differences between U.K. GAAP and U.S. GAAP, see Note 27 to our audited consolidated financial statements.

We present our financial information in pounds sterling, which is our reporting currency. This prospectus contains a translation of certain pound sterling amounts into U.S. dollars at specified rates solely for your convenience. It is not necessarily the case that the pound sterling amounts actually represented such U.S. dollar amounts or could have been converted into U.S. dollars at the rates indicated. Unless otherwise indicated, U.S. dollar amounts were translated from pounds sterling at $1.78 per £1.00, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003. See "Exchange Rates" for information about the rates of exchange between the pound sterling and the U.S. dollar for the most recent five years. On April 30, 2004, the Noon Buying Rate was $1.77 per £1.00.

The financial information set out in this prospectus does not constitute our statutory accounts for the years ended December 31, 2003, 2002 and 2001, but is derived from those accounts. Our statutory accounts for the year ended December 31, 2003 were approved by the Board of Directors on March 17, 2004, and will be delivered to the Registrar of Companies when due. Statutory accounts for 2002 and 2001 were delivered to the Registrar of Companies for England and Wales. The auditor, PricewaterhouseCoopers LLP, has reported on those accounts; its reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

iii

SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and does not contain all the information that may be important to you. You should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements included elsewhere in this prospectus. Throughout this prospectus we refer to Dunlop Standard Aerospace Holdings plc and its subsidiaries as the "Company," "we," "our" and "us," unless otherwise indicated.

Our Business

Our Company

We are a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions:

Engine Repair and Overhaul.    We provide comprehensive repair and overhaul services including value-added maintenance solutions on a wide range of small- to medium-sized gas turbine engines to more than 1,400 customers worldwide. Most of the engine platforms we repair and overhaul are used on regional, military and business aircraft and helicopters rather than on large commercial aircraft. We also repair and overhaul engines in industrial operations related to pipelines, cogeneration and marine technologies and operations. We estimate that we generated approximately 74% of our engine repair and overhaul service revenues in fiscal 2003 from servicing engine platforms with respect to which we believe we have the largest or second-largest market share among all service providers. We believe that the combination of our rapid turnaround times, proprietary engine rebuild and parts restoration capabilities and comprehensive service offerings enables our customers to lower their total operating costs. The engine repair and overhaul division accounted for approximately 73% of our revenues for the year ended December 31, 2003.

Design and Manufacturing.    We design and manufacture a wide variety of precision-engineered and specialized parts, sub-systems and systems for use primarily in the aerospace and defense industry, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber and polymer products. We market and sell our manufactured products to approximately 1,200 customers worldwide, including regional, business and commercial aircraft and helicopter manufacturers and operators, military organizations and engine manufacturers. We believe that we are well known within our industry for technologically sophisticated products, such as our advanced carbon braking systems and our precision-engineered heat exchangers. We estimate that approximately 80% of our design and manufacturing revenues for fiscal 2003 related to aircraft or engines where we were the sole designated provider of the relevant parts. The design and manufacturing division accounted for approximately 27% of our revenues for the year ended December 31, 2003.

We estimate that more than 90% of our revenues for fiscal 2003 were generated from aftermarket revenues. We believe we have a diverse customer base encompassing a variety of sectors of the aerospace and defense industry, including the regional, military and business aviation sectors, which we estimate together accounted for approximately 82% of our fiscal 2003 revenues, as well as the large commercial aviation and helicopter sectors, which we estimate accounted for approximately 7% and 8% of our fiscal 2003 revenues, respectively. We have a presence in 11 different countries and facilities in seven of those countries, with our largest facilities located in the United Kingdom, Canada and the United States. For the year ended December 31, 2003, we had revenues of £456.6 million and operating profit before exceptional item of £61.8 million.

Competitive Strengths

•	Leading Market Positions. We believe that we are one of the three largest engine repair and overhaul service providers worldwide with respect to a majority of the engine platforms we service, including the Rolls-Royce T56 with approximately 8,300 engines in operation, the Rolls-Royce AE3007 with approximately 1,500 engines in operation, and the Rolls-Royce A250 with approximately 12,900 engines in operation. Engines we service power such widely used aircraft as the C-130 Hercules military transport, the P-3 Orion maritime surveillance aircraft, certain of the fast-growing Embraer regional jet series, the ATR regional turboprop series, as well as a number of other airplanes and helicopters. We also are a major manufacturer of carbon brakes, particularly with respect to regional and business aircraft. We estimate that we currently have an installed base of approximately 19,000 wheel and brake assemblies on more than 30 different platforms. We also believe that we are the largest manufacturer of high performance tubular heat exchangers for large and medium-sized aircraft engine platforms, with approximately 40% of the market.

•	Established, Recurring Aftermarket Revenues. We estimate that the aftermarket accounted for over 95% of our engine repair and overhaul service revenues and approximately 69% of our design and manufacturing revenues for fiscal 2003. Our large installed base and our position as a predominant single source supplier help make demand for our parts and services in the aftermarket less cyclical than demand for new aircraft production. Many aircraft platforms have a useful life of 25 years or more and require part replacement and overhaul throughout their service lives. In circumstances where we act as a sole source parts supplier or as one of only a limited number of authorized service providers on one of the engine platforms that we repair and overhaul, we expect our revenues to increase as the utilization of our parts or the engine platforms we service increases.

•	Well-Positioned To Benefit From Increased Military Spending And Outsourcing. We estimate that we generated 31% of our fiscal 2003 revenues from products and services provided directly or indirectly to military organizations. As a service provider to the U.S. military, we expect to benefit both from increased Department of Defense spending over the next several years and from ongoing outsourcing initiatives. In partnership with Honeywell, we were selected in 2001 to provide wheels and brakes for the Joint Strike Fighter, which is being developed by Lockheed Martin under one of the largest military contracts ever awarded. In addition, we are the sole service provider through a contract with Lockheed Martin for the Rolls-Royce T56 engines repaired at Kelly USA, the former Kelly Air Force Base, one of the largest aircraft repair and overhaul centers servicing U.S. Air Force aircraft. We were also awarded, on October 1, 2003, a contract to supply materials for our T56 service contract at Kelly USA. We estimate that the revenues related to this contract will exceed $125 million annually through 2007, the initial term of the contract. This contract is renewable annually thereafter at the U.S. government's option through 2014. On December 22, 2003, we were awarded the U.S. Navy T56 contract. For the duration of the contract, which has a one year fixed term with four options to renew the contract for an additional year, we estimate the revenues from this new service work will exceed $250 million if the contract is renewed for the full five years. We estimate that revenues to the U.S. military, including revenues through the Lockheed Martin/Kelly USA contract and revenues to the U.S. Coast Guard, accounted for approximately 19% of our fiscal 2003 total revenues. We believe that our existing and future military contracts, coupled with increasing defense spending by the United States, will provide us with a more stable revenue base for the next several years.

•	Diversified Revenue Base. We believe our business is well diversified through its exposure to different (1) market segments, (2) end customers, (3) platforms and (4) geographic locations. Such diversity helps us mitigate cyclical downturns within any given segment, platform or customer. Our diverse customers provide us with a correspondingly diverse revenue base, particularly as their respective aircraft utilization rates, maintenance cycles and purchasing practices vary considerably. We sell our products and services to approximately 1,200 parts customers and 1,400 engine repair and overhaul customers. We supply parts to approximately 40 engine models and approximately 60 aircraft platforms and provide repair and overhaul services on 11 engine platforms. Furthermore, our global revenues and marketing efforts help diversify our customers geographically.

•	High Barriers To Entry. We believe that our businesses are characterized by high barriers to entry as a result of numerous factors. First, the repair and overhaul of aircraft engines and the design and manufacturing of aircraft components are highly regulated by governmental agencies, including the Federal Aviation Administration and similar agencies in foreign countries. We believe that these regulations make our customer base more stable, as any new competitors would need to obtain certification and other regulatory approvals which would be costly and time-consuming. In addition, potential new market entrants and existing competitors that might otherwise seek to expand to new products and services may also be deterred by the significant initial capital and time investment required to gain expertise in the various techniques and processes involved in our field. Finally, service authorizations from the original equipment manufacturers, or OEMs, are an important element of the engine repair and overhaul business. These authorizations can be expensive to acquire and OEMs tend to maintain a tight control on the number of authorizations issued. For example, we are one of only two independent service providers authorized to service the Rolls-Royce AE2100 and the only independent service provider in North America authorized to service the Rolls-Royce AE3007 and General Electric CF34 engines.

•	Technological Leadership. We use proprietary state-of-the-art technologies in many of our market niches, which allows us to offer better quality parts and services and, in many cases, enables us to help lower our customers' operating costs. In our engine repair and overhaul division, we have developed system monitoring, diagnostic, testing and component repair technologies that we believe can be used to manage customers' engine operating costs. We believe that many of our products in the design and manufacturing division, such as carbon braking technology, incorporate sophisticated technologies that optimize operating performance to meet our customers' requirements and reduce their overall costs.

•	Efficient, Low-Cost Operator. We believe that we are an industry leader in plant efficiency in both our engine repair and overhaul and design and manufacturing businesses. Our efficiency has enabled us to maintain our competitive position by operating at a low cost and achieving rapid turnaround times, while quickly developing and bringing to market new products and services. We believe that we will be able to continue to improve the efficiency of our operations through re-engineering and redesigning, particularly as we add new product lines or capacity.

•	Value-Added Repair And Overhaul Outsourcing Solutions. We differentiate our repair and overhaul services primarily in three areas: rapid turnaround times, cost-saving component parts restoration and value-added repair and overhaul services. For example, our average turn-around time for the AE3007 engine is 23 days which we believe is substantially less than many of our competitors. These services enable customers to enhance fleet utilization, extend engine service life, reduce replacement costs and lower overall operating costs.

•	Experienced Management. The 12 members of our senior management team have worked for an average of 17 years in the aerospace industry, and have extensive experience with our operations and customers. Our management team is compensated in part by incentive plans linked to our future financial performance and, together with other managers, owns or has options to buy approximately 10% of the ordinary shares of Dunlop Standard Aerospace Group Limited, our parent holding company.

Business Strategy

Our objective is to improve our revenues and profitability by building on our position as a leading supplier of aftermarket parts and services to the global aerospace and defense industry. Our strategies include:

•	Increasing Market Share By Capitalizing On Aerospace And Defense Opportunities. We believe that we are well-positioned to take advantage of recent opportunities in the aerospace and defense industry, such as (1) increased military procurement both in the United States and other countries, (2) increased use of regional aircraft which is forecast by Teal World Military and Civil Aircraft Briefing, or Teal World, to grow at an average annual rate of 4.0% for the next twenty years, (3) increased outsourcing of repair and overhaul services by airlines, governments and, in particular, military organizations, (4) increased use of business aircraft whose population in the United States is forecast by Teal World to grow at an average annual rate of 7.1% during 2003 through 2007 and (5) increased adoption of carbon brakes which is one of our main product strengths.

•	Investing In New Programs. We believe that new program awards and new authorizations are critical to our future growth. In 2002, we completed a new facility for the authorized repair and overhaul of General Electric CF34 engines and we are favorably positioned to take on the anticipated overhaul projects on this increasingly popular engine platform, which was ordered on more than 90% of new regional aircraft in 2003. We are in partnership with Honeywell on the Joint Strike Fighter program (wheels and brakes) and the Airbus A380 program (wheels and brakes). In addition, we are the sole supplier of the wheels, brakes and braking systems on the Eurofighter Typhoon program, which commenced significant production in 2002. We are also in the process of developing an electric brake which we believe will be advantageous for our bid on Boeing's recently proposed 7E7 aircraft.

•	Capitalizing On New Technologies. We are working on a number of new technology projects, including electric braking, advanced carbon and metal matrix composite materials, which we believe will consolidate and improve our competitive position and increase our product range and increase the value of our services to our customers. We are developing electrically-actuated brakes which would result in total system weight savings and reduced maintenance requirements. We are also developing several advanced carbon materials for our brake products which will result in more efficient production processes and improved brake performance. We are similarly developing new lightweight metal matrix composites for new wheel and brake structures. These technologies are currently being proposed for several major new brake programs.

•	Enhancing Profitability Through Implementation of Cost-Management Techniques. We will continue to develop business process re-engineering techniques to increase the efficiency of our repair and overhaul facilities, streamline our manufacturing facilities and improve our inventory management. We believe that further cost savings can be achieved through streamlining processes and improving logistics and inventory management. In addition, we believe that we can apply such techniques when we add new capacity to existing facilities or when we acquire new businesses or business lines.

•	Pursuing Selected Acquisition Opportunities. We intend to evaluate and pursue selected opportunities to acquire existing aerospace and defense services or manufacturing businesses. In addition, we intend to evaluate opportunities to broaden our products and services offerings outside of aerospace and defense by leveraging core competencies, acquiring key enabling technology and identifying additional growth markets.

Recent Developments

Potential Strategic Acquisition

We recently ceased negotiations related to a proposed purchase of a company that manufactures and services aerospace and industrial gas turbines. Accordingly, approximately $25 million of the proceeds of the offering of the New Notes, which was set aside to fund the acquisition will be used to redeem a portion of the Notes. See "Description of Notes—Redemption—Optional Redemption."

Our Corporate Information

Our principal executive office is located at Holbrook Lane, Coventry CV6 4AA, United Kingdom. The following chart presents our corporate structure. Unless otherwise indicated, each subsidiary is 100% owned by its direct parent. We have included only our significant subsidiaries in the chart.

Summary of the exchange offer

On February 10, 2004, we completed the private offering of $120,000,000 aggregate principal amount of 11 7/8% Senior Notes due 2009, or the New Notes. As part of that offering, we entered into a registration rights agreement with the initial purchaser of the New Notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the New Notes by August 8, 2004. The New Notes were offered as additional debt securities under an indenture dated as of May 13, 1999, pursuant to which on May 13, 1999, we issued $225.0 million of 11 7/8% Senior Notes due 2009 (the "Initial Notes"). Below is a summary of the exchange offer.

Securities offered	Up to $120,000,000 aggregate principal amount of new 11 7/8% Senior Notes due 2009 (the "New Exchange Notes"), which have not been registered under the Securities Act. The form and terms of these New Exchange Notes are identical in all material respects to those of the New Notes. The New Exchange Notes, however, will not contain the transfer restrictions and registration rights applicable to the New Notes.

The exchange offer	We are offering to exchange $1,000 principal amount of our New Exchange Notes for each $1,000 principal amount of our outstanding New Notes, which were not registered under the Securities Act.

In order to be exchanged, a New Note must be properly tendered and accepted. All New Notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $120,000,000 principal amount of New Notes outstanding. We will issue New Exchange Notes promptly after the expiration of the exchange offer.

Resales.	Based on interpretations by the staff of the Securities and Exchange Commission, as detailed in a series of no-action letters issued to third parties, we believe that the New Exchange Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the New Exchange Notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the New Exchange Notes; and

•	you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the New Exchange Notes:

•	you cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

•	you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives New Exchange Notes for its own account in exchange for New Notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the New Exchange Notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the New Exchange Notes.

Furthermore, any broker-dealer that acquired any of its New Notes directly from us:

•	may not rely on the applicable interpretation of the staff of the Securities and Exchange Commission's position contained in Exxon Capital Holdings Corp., Securities and Exchange Commission no-action letter, dated May 13, 1988, Morgan, Stanley & Co. Inc., Securities and Exchange Commission no-action letter, dated June 5, 1991 and Shearman & Sterling, Securities and Exchange Commission no-action letter, dated July 2, 1993; and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Expiration date	5:00 p.m., New York City time, on , 2004 unless we extend the expiration date.

Accrued interest on the New Exchange Notes and New Notes	The New Exchange Notes will bear interest from the most recent date to which interest has been paid on the New Notes. If your New Notes are accepted for exchange, then you will receive interest on the New Exchange Notes and not on the New Notes.

Conditions to the exchange offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the New Notes. See "The Exchange Offer—Conditions" for more information regarding conditions to the exchange offer.

Procedures for tendering New Notes	Except as described in the section titled "The Exchange Offer—Terms of the Exchange Offer—Guaranteed Delivery Procedures," a tendering holder must, on or prior to the expiration date:

•	transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

•	if New Notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus.

See "The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering."

Special procedures for beneficial holders	If you are the beneficial holder of New Notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your New Notes are registered and instruct that person to tender on your behalf. See "The Exchange Offer—Procedures for Tendering."

Guaranteed delivery procedures	If you wish to tender your New Notes and you cannot deliver your New Notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may tender your New Notes by following the guaranteed delivery procedures under the heading "The Exchange Offer—Procedures for Tendering —Guaranteed Delivery Procedures."

Withdrawal rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address set forth herein under "The Exchange Offer—Exchange Agent" by 5:00 p.m., New York City time, on the exchange date.

Acceptance of New Notes and delivery of New Exchange Notes	Subject to the conditions stated in the section "The Exchange Offer—Conditions" of this prospectus, we will accept for exchange any and all New Notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The New Exchange Notes will be delivered promptly after the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."

Tax Consequences	We believe that there will be no United States federal income tax consequences to holders that exchange New Notes for New Exchange Notes pursuant to the exchange offer. The New Exchange Notes that are received will be treated as a continuation of the New Notes for which they are exchanged. See "Tax Consequences—Material United States Federal Income Tax Consequences."

Exchange agent	The Bank of New York is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading "The Exchange Offer—Exchange agent."

Use of proceeds	We will not receive any proceeds from the issuance of New Exchange Notes in the exchange offer. We will pay all expenses incident to the exchange offer. See "Use of Proceeds."

Summary of the Terms of the New Exchange Notes

The form and terms of the New Exchange Notes and the New Notes are identical in all material respects, except that the transfer restrictions and registration rights applicable to the New Notes do not apply to the New Exchange Notes. The New Exchange Notes will evidence the same debt as the New Notes and will be governed by the same indenture. For a more complete understanding of the notes, please refer to the section of this document entitled "Description of Notes." For purposes of the description of the notes included in this prospectus, references to the "Company," "Issuer," "us," "we" and "our" refer to Dunlop Standard Aerospace plc and our subsidiaries.

Exchange notes offered	$120 million aggregate principal amount of 11 7/8% Senior Notes due 2009.

Maturity	May 15, 2009.

Interest	11 7/8% per annum payable on each May 15 and November 15, commencing on May 15, 2004.

Ranking	The New Exchange Notes will be our general unsecured senior obligations. The New Exchange Notes will rank:

•	equally with all existing and future senior indebtedness, including the Initial Notes;

•	senior to all existing and future subordinated indebtedness; and

•	effectively subordinated to our secured obligations to the extent of the value of the assets securing such indebtedness, including the Credit Agreement.

As of December 31, 2003, after giving effect to the offering of the New Notes and the use of proceeds therefrom, our subsidiaries would have had liabilities of £335.5 million ($597.2 million). The New Exchange Notes would have been effectively subordinated to all such liabilities. Those subsidiaries are allowed under the terms of the indenture governing the New Exchange Notes to incur more debt that will be effectively senior to the New Exchange Notes, including an additional £53.1 million ($94.6 million) under the Credit Agreement.

Optional Redemption	We will have the right to redeem the New Exchange Notes in whole or in part on or after May 15, 2004, at the redemption prices specified in "Description of Notes—Redemption—Optional Redemption."

Tax Redemption	We have the right to redeem all, but not fewer than all, of the New Exchange Notes at any time if we have become or would become obligated to pay any additional amounts of the type described in the next paragraph following changes in any law or regulation or in the interpretation or administration of a law or regulation, if that change is announced and becomes effective on or after the issue date of the notes. See "Description of Notes—Redemption—Redemption for Changes in Withholding Taxes."

Additional Amounts	In most cases, we will pay any additional amounts required to ensure that the net amounts on the New Exchange Notes you receive after all withholding or deduction that we are required to make are equal to amounts you would have received had we not made such withholding or deduction. See "Description of Notes—Additional Amounts."

Change of Control	If control of the Company changes and the rating of the New Exchange Notes declines as described under "Description of Notes—Repurchase at the Option of Holders—Change of Control," you may require us to buy back any or all of your New Exchange Notes. If we fail to do so when you ask us, that will be an event of default under the indenture. We may not have enough funds to buy back your New Exchange Notes if a change of control takes place.

Restrictive Covenants	The indenture governing the New Exchange Notes contains various covenants that limit our ability and the ability of our subsidiaries to, among other things:

•	borrow money or become further in debt;

•	pay dividends;

•	make investments;

•	use our assets as security for borrowing money or in other transactions;

•	sell our assets;

•	enter into certain transactions with affiliates;

•	merge or consolidate with other companies;

•	sell or issue preferred stock of certain of our subsidiaries; or

•	enter into sale and leaseback transactions.

These covenants are subject to important exceptions and qualifications, which are described under "Description of Notes—Certain Covenants."

Credit Agreement Guarantee	We have guaranteed the obligations of Dunlop Standard Aerospace Group Limited and its subsidiaries under the Credit Agreement and the related hedging obligations thereunder pursuant to the Credit Agreement Guarantee (as defined in "Description of Certain Indebtedness").

Our obligations under the Credit Agreement Guarantee are secured by liens on substantially all our assets now owned or hereafter acquired, which consist primarily of the capital stock of Dunlop Standard Aerospace (UK) Limited. At December 31, 2003, after giving effect to the offering of the New Notes and the use of proceeds therefrom, the balance outstanding under the Credit Agreement was £197.4 million ($351.4 million) and additional borrowings of up to £53.1 million ($94.6 million) under the Credit Agreement were undrawn on that date.

Use of Proceeds	We will not receive any cash proceeds.

Risk Factors

Prospective participants in this exchange offer should consider carefully the information set forth under the caption "Risk Factors" and all other information set forth in this prospectus before participating in this exchange offer.

Summary Consolidated Financial Information

The following table sets forth our summary historical consolidated financial data in accordance with U.K. GAAP as of and for each of the periods indicated below. The summary consolidated financial data as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003, 2002 and 2001 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2001 and 2000 and for the years ended December 31, 2000 and 1999, were derived from our audited consolidated financial statements which are not included in this prospectus. Historical results are not indicative of the results to be expected in the future. You should read the information set forth below in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated and financial statements and related notes included elsewhere in this prospectus.

Our historical financial statements and the financial data presented below were prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. For a discussion of the most significant differences between U.K. GAAP and U.S. GAAP, see Note 27 to our audited consolidated financial statements.

	Years Ended December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Profit and Loss Account Data: Amounts in accordance with U.K. GAAP
Revenues	£325.7	£384.1	£444.9	£451.8	£456.6
Cost of goods sold	221.1	259.7	314.4	326.6	339.3
Other operating expenses	45.7	55.2	54.8	56.4	55.4
Operating profit before exceptional item	58.9	69.2	75.7	68.9	61.8
Exceptional item (1)	—	—	—	3.8	3.7
Operating profit after exceptional item	58.9	69.2	75.7	65.1	58.1
Finance costs	39.5	40.7	41.9	43.2	32.0
Profit on ordinary activities before taxation	19.4	28.5	33.7	21.9	26.2
Taxation	6.9	11.8	13.3	10.0	13.1
Profit for the financial period	£12.6	£16.8	£20.5	£11.9	£13.0
Amounts in accordance with U.S. GAAP
Income from operations under U.S. GAAP	£45.5	£55.4	£63.0	£55.0	£44.3
Net income/(loss)	£13.8	£(4.5)	£5.9	£10.7	£2.7

(1)	The total exceptional item charge in 2003 of £3.7 million relates to our efforts to acquire a business that was ultimately purchased by another company, and the total 2002 exceptional item charge of £3.8 million related to costs incurred in relation to a proposed plan to seek a listing of our parent's shares on the New York Stock Exchange.

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Cash Flow Statement Data
Amounts in accordance with U.K ..GAAP
Net cash inflow from operating activities	£80.7	£81.3	£80.6	£62.7	£85.5
Net cash (outflow) from returns on investments and servicing of finance	(34.2)	(37.2)	(40.3)	(43.3)	(31.0)
Tax paid	(1.8)	(11.2)	(8.9)	(7.7)	(8.1)
Net cash (outflow) from capital expenditure and financial investment	(26.0)	(26.5)	(35.9)	(31.6)	(18.9)
Net cash (outflow) from acquisitions and disposals	—	—	—	—	—
Management of liquid resources—short term deposits	—	—	(11.4)	—	—
Net cash (outflow)/inflow from financing	(0.5)	(15.7)	8.4	8.3	(23.9)
Increase/(decrease) in cash	£18.1	£(9.3)	£(7.5)	£(11.6)	£3.7
Amounts in accordance with U.S. GAAP
Net cash inflow/(outflow) from operating activities	£38.5	£28.3	£22.1	£9.4	£37.4
Net cash used in investing activities	(20.0)	(22.1)	(38.3)	(29.4)	(6.2)
Net cash (outflow)/inflow from financing	5.7	(20.3)	7.5	26.4	(45.7)
Net increase/(decrease) in cash under U.S. GAAP	£24.5	£(12.5)	£(8.2)	£4.5	£(16.0)

	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Balance Sheet Data
Amounts in accordance with U.K. GAAP
Fixed assets
Intangible fixed assets	£333.6	£346.4	£355.7	£341.9	£336.9
Tangible fixed assets	141.8	159.2	174.7	178.6	160.9
Current assets
Inventories	50.3	64.5	68.5	69.4	67.2
Investments	—	—	—	—	0.1
Debtors (as restated)	100.3	132.2	125.3	130.3	132.3
Cash at bank and in hand	49.7	37.2	40.6	33.6	17.6
Creditors—due within one year— borrowings	(20.2)	(21.0)	(54.4)	(67.9)	(50.3)
Creditors—due within one year—other creditors	(57.4)	(111.9)	(92.1)	(85.0)	(98.3)
Net current assets	122.8	101.0	87.9	80.3	68.5
Total assets less current liabilities	598.2	606.6	618.3	600.9	566.3
Creditors—due after more than one year	(397.5)	(392.4)	(384.1)	(352.5)	(298.5)
Provisions for liabilities and charges	(24.9)	(19.2)	(18.7)	(22.6)	(31.7)
	£175.8	£195.0	£215.5	£225.7	£236.2
Called up share capital	£160.0	£160.0	£160.0	£160.0	£160.0
Profit and loss account	15.8	35.0	55.5	65.7	76.2
Total shareholders' funds	£175.8	£195.0	£215.5	£225.7	£236.2

	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Amounts in accordance with U.S. GAAP
Total assets	£735.2	£779.6	£791.7	£760.8	£704.6
Long-term debt	412.5	417.4	435.4	401.2	346.8
Shareholders' equity	£154.0	£157.0	£163.6	£172.9	£170.9

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Other Financial Data:
Amounts in accordance with U.K. GAAP
Depreciation and amortization	£10.3	£13.8	£18.5	£19.2	£18.9
Capital expenditures	£19.9	£22.7	£28.5	£33.5	£10.3

RISK FACTORS

Our business, operations and financial condition are subject to various risks. Some of these risks are described below and you should take these risks into account in evaluating the exchange offer and an investment in the New Exchange Notes. The following risk factors, other than "You may have difficulty selling the original notes that you do not exchange," generally apply to the Notes as well as the New Exchange Notes. This section does not describe all risks applicable to us, our industry or our business and is intended only as a summary of certain material factors.

Risks Relating to the Notes

Absence of a Public Trading Market for the New Exchange Notes—We cannot assure you that an active trading market will develop for the New Exchange Notes.

The New Exchange Notes are a new issue of securities with no established trading market. We cannot assure you that a liquid market will develop for the New Exchange Notes, that you will be able to sell your New Exchange Notes at a particular time or that the prices that you will receive when you sell will be favorable. We will apply to list the New Exchange Notes on the Luxembourg Stock Exchange. However, we do not intend to apply for listing of the New Exchange Notes on any U.S. securities exchange or for quotation through an automated dealer quotation system. The liquidity of the trading market in the New Exchange Notes and the market price quoted for the New Exchange Notes may be adversely affected by many factors, including prevailing interest rates, the market for similar notes and our financial performance.

Transfer Restrictions—You may have difficulty selling the New Notes that you do not exchange.

If you do not exchange your New Notes for New Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your New Notes described in the legend on your New Notes. The restrictions on transfer of your New Notes arise because we issued the New Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the New Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the New Notes under the Securities Act. To the extent New Notes are tendered and accepted in the exchange offer, the trading market, if any, for the remaining New Notes that are not exchanged would be adversely affected. See "The Exchange Offer—Terms of the Exchange Offer—Consequences of Failure to Exchange."

Substantial Debt—Our substantial amount of debt could hurt our financial health and stop us from fulfilling our obligations under the Notes.

We have a substantial amount of debt. As of December 31, 2003, after giving effect to the offering of the New Notes and the use of proceeds therefrom (excluding the redemption of a portion of the Notes with approximately $25 million of such proceeds), we had £394.7 million of total indebtedness outstanding on a consolidated basis.

Our obligation to make principal and interest payments could have important consequences for you, including the following:

•	we will need to use a large portion of the money we earn to pay principal and interest on the Notes and other debt, which will reduce the funds available to us for other purposes;

•	some of our debt has and will continue to have a variable rate of interest, which could result in higher interest expense in the event of increased interest rates despite our efforts to remove some of that exposure through hedging contracts;

•	debt under the Credit Agreement will mature before the Notes do, even if the Notes have to be repaid in full for any reason; and

•	we may have relatively more debt than our competitors, which may put us at a competitive disadvantage.

Our large amount of debt and our costs may:

•	make us more vulnerable to economic and industry downturns;

•	reduce our flexibility in responding to changing business and economic conditions, including increasing competition in both the repair and overhaul and manufacturing businesses; and

•	limit our ability to pursue other business opportunities, borrow more money for operations or capital expenditures in the future, compete effectively and implement our business strategies.

For example, we will need money to maintain and expand our repair and overhaul and manufacturing businesses. Although we believe that the money we earn, together with the proceeds from the offering of the New Notes and the money we can borrow under the Credit Agreement, will be enough for these purposes, we may be wrong or our plans may change in the future. In that case, we may need to find money from other sources, which may not be available or may be available only on onerous terms.

Risk of Insufficient Cash Flow—We may not be able to generate sufficient cash flow to meet our debt service obligations, including payments on the Notes.

Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are beyond our control, affecting our engine repair and overhaul and design and manufacturing operations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the Notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the revenues and the amount of proceeds realized from those revenues, or that additional financing could be obtained on acceptable terms, if at all. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of the Notes.

Ability to Incur Additional Indebtedness—Despite our level of indebtedness, we will be able to incur substantially more debt. This could further exacerbate the risks described above.

We may be able to incur significant additional indebtedness in the future. Although the Credit Agreement and the indenture governing the Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Furthermore, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness, as defined in the applicable agreement. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase. See "Description of Certain Indebtedness" and "Description of Notes."

Restrictions in Debt—Our current and future operations, particularly our ability to respond to changes in our business or to take certain actions, are restricted by the terms of the debt we have incurred.

The terms of the indenture governing the Notes and the Credit Agreement contain, and future indebtedness of ours would likely contain, a number of restrictive covenants that will significantly limit our flexibility in operating our businesses. In particular, these agreements limit our ability to:

•	incur additional debt;

•	pay dividends and make other restricted payments;

•	make certain investments or buy assets;

•	use assets as security for borrowing money or in other transactions;

•	sell our assets;

•	enter into certain transactions with affiliates;

•	transfer all or substantially all of our assets or merge or consolidate with other companies;

•	sell or issue preferred stock of certain of our subsidiaries;

•	enter into sale and leaseback transactions;

•	make capital expenditures;

•	prepay junior debt; and

•	repay other debt.

The Credit Agreement also requires our operating subsidiaries to meet certain financial ratios and tests. They may not be able to meet these tests for reasons beyond their control. If they fail to comply with the obligations in the Credit Agreement, there could be an event of default under that agreement. In that case, it is likely that we will be unable to continue to make payments to you of principal or interest on the Notes. In addition, the lenders under the Credit Agreement might declare the debt under that agreement immediately due and payable and seek to foreclose on our assets which secure that debt. If there is a default under the Credit Agreement, the operating subsidiaries may not have sufficient assets to repay the debt under that agreement and other debt, including the Notes. See "Description of Certain Indebtedness" and "Description of Notes."

Structural Subordination of the Notes—Your right to receive payments on the notes is effectively subordinated to the present and future indebtedness of our subsidiaries.

Structural Subordination Through Holding Company Structure

We hold all our assets in, and conduct all our operations through, our subsidiaries. We are dependent upon the earnings and cash flow of our subsidiaries to meet our financial obligations, including with respect to the Notes. We cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. The Credit Agreement contains significant restrictions on the ability of our subsidiaries to distribute money to us, although they will generally be able to make any necessary distributions unless there is an event of default under the Credit Agreement. While the indenture governing the Notes limits the ability of our subsidiaries to incur indebtedness and restricts their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes. On December 31, 2003, after giving effect to the offering of the New Notes and the use of proceeds therefrom, our subsidiaries would have had total liabilities of £325.0 million, including debt of £197.4 million. At that time, after giving effect to the offering of the New Notes and the use of proceeds therefrom, our subsidiaries would also have been able to borrow approximately £53.1 million more under the Credit Agreement.

We are the sole obligor under the Notes. Each of our subsidiaries is a distinct legal entity and our subsidiaries do not guarantee the Notes or have any legal obligation to make payments on the Notes or make funds available for those payments, whether by dividends, loans or other payments. The Notes, therefore, are structurally subordinated to the indebtedness and other liabilities of our subsidiaries, including those owed to trade creditors and the lenders under the Credit Agreement. In the event of a bankruptcy, liquidation, reorganization or similar proceeding with respect to us or any of our subsidiaries, the assets of our subsidiaries will be available to us only after all outstanding liabilities of the subsidiaries were paid in full. We also cannot assure you that if our subsidiaries have their debt accelerated under the Credit Agreement or otherwise that we will be able to repay the Notes.

Pledge in Favor of Creditors

Our obligations under the Credit Agreement are secured by, among other things, our interest in our subsidiaries. If we become insolvent or are liquidated, or if there is a default under the Credit Agreement, the lenders will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the Credit Agreement). Upon the occurrence of any default under the Credit Agreement (and even without accelerating the indebtedness under the Credit Agreement), the lenders may be able to prohibit any payments under the Notes. Moreover, the assets that secure the Credit Agreement or any other secured debt will not be available to you in the event of a bankruptcy, liquidation or similar circumstance of the related obligor until we have fully repaid all amounts due under our secured debt. See "Description of Certain Indebtedness" and "Description of Notes." We cannot assure you that the proceeds from the sale of the collateral would be sufficient to satisfy in full all obligations secured thereby or any portion of the amounts outstanding under the Notes.

Risk of Inability to Finance Change of Control Offer—We may not be able to obtain enough funds to purchase notes that you require us to buy back if a change of control takes place.

Upon the occurrence of specific kinds of change of control events, including certain changes in ownership of or voting rights in the Company and a rating decline, we will be required to offer to repurchase all Notes that are outstanding. However, we may not have enough money to purchase your notes upon a change of control and also may not be able to raise the money to do so. A change of control may constitute an event of default under the Credit Agreement, providing the lenders under that agreement with the right to accelerate our borrowings under that agreement and to prevent payments in respect of the Notes until outstanding borrowings under that agreement were repaid in full. Furthermore, if you exercise your right to require us to repurchase Notes, this might cause a default under the Credit Agreement or other debt, even if the change of control does not.

The change of control provisions may not protect you in a transaction in which we borrow a large amount of money, including a leveraged recapitalization, reorganization, restructuring, merger or other similar transaction, because that kind of transaction may not involve any shift in voting power or beneficial ownership or a rating decline, or may not involve a shift large enough to trigger a change of control. If we effect a leveraged recapitalization or other such "non-change of control" transaction that resulted in an increase in debt, our ability to make payments on the Notes would be adversely affected. However, we would not be required to make an offer to repurchase the Notes, and you might be required to continue to hold your Notes, despite our decreased ability to meet our obligations under the Notes.

Prospectus Delivery Requirements—Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that:

•	exchanges its New Notes in the exchange offer for the purpose of participating in a distribution of the New Exchange Notes, or

•	resells New Exchange Notes that were received by it for its own account in the exchange offer,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the New Exchange Notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

In addition to broker-dealers, any noteholder that exchanges its New Notes in the exchange offer for the purpose of participating in a distribution of the New Exchange Notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that noteholder.

Fraudulent Transfer—Under certain circumstances statutes allow courts to require noteholders to return payments received from us.

Many jurisdictions have enacted laws to protect creditors against fraudulent transfers, which are generally defined as transfers of cash or other assets to achieve personal gain and cause injury to another person using deception. It is possible that other creditors may claim that payments to you under the New Notes should be subordinated to payments to themselves or not made at all because they are or were fraudulent transfers.

In New York, a court could find that a fraudulent transfer had taken place if, when we issued the New Notes, we either:

•	intended to delay or defraud any creditor or intended to go bankrupt in order to prefer some creditors over other creditors; or

•	did not receive fair or reasonably equivalent value for the New Notes (which could include situations where we incurred debt to help make payment of an illegal dividend);

and we:

•	were insolvent when we issued the New Notes;

•	were rendered insolvent because we issued the New Notes;

•	were involved or were becoming involved in business activities for which we did not have reasonably sufficient capital after we issued the New Notes; or

•	intended or expected to incur debts beyond our ability to pay as those debts matured.

If a court determined that a fraudulent transfer has taken place, the court could either void the New Notes or subordinate your claims to the claims of other creditors in addition to those creditors who are already senior as described above under "—Structural Subordination of the Notes." A court could apply a law other than that of New York, and we do not know what the outcome of any such claim would be.

When our U.S. legal counsel gave its opinion that the New Notes are valid, binding and enforceable, they did not give an opinion on any laws relating to bankruptcy or fraudulent transfers.

The measures of insolvency for purposes of fraudulent transfer will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally under U.S. law, we would be considered insolvent for these purposes if:

•	the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all of our assets; or

•	the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we, after giving effect to the debt incurred in the offering of the New Notes and the application of the proceeds therefrom, will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

Rights of Secured Creditors under Insolvency Laws—U.K. insolvency laws are not as favorable to unsecured creditors as U.S. Insolvency Laws.

We and a number of our subsidiaries are companies incorporated under the laws of England and Wales. Accordingly, insolvency proceedings with respect to us and our subsidiaries would be likely to proceed under, and be governed by, English insolvency law. The procedural and substantive provisions of English insolvency laws generally are more favorable to secured creditors than comparable provisions of U.S. law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors and it will generally not be possible for us or our unsecured creditors to prevent the secured creditors from enforcing their security to repay the debts due to them. The lenders under the Credit Agreement have a first ranking security interest on substantially all of our tangible and intangible assets and those of our subsidiaries. After the occurrence of an insolvency event, the security agent under the Credit Agreement has the effective right to direct the disposition of any collateral. As a result, your ability to realize claims against us upon your Notes if we go bankrupt may be more limited than under U.S. laws. In addition to the priority of secured debts, under English insolvency law our liabilities in respect of the Notes may also, in certain circumstances, in the event of a bankruptcy or similar proceeding, rank after certain of our debts which are entitled to priority under English law.

Risks Relating to the Aerospace and Defense Industry

Risks Relating to Cyclicality—The cyclicality of the aerospace and defense industry may materially adversely affect our results of operations and financial condition in future periods.

Downward trends in the aerospace and defense industry may reduce demand for our products and services, which could materially adversely affect our business, results of operations and financial condition in future periods. Those trends could include the following:

•	any overall decrease in the growth of the aerospace and defense markets, whether resulting from any decrease in aircraft usage, aircraft production or otherwise; or

•	any decrease in outsourcing by military and civilian aircraft operators or engine manufacturers.

The U.S. and other world markets have recently experienced an economic downturn, and some of the market segments that we serve were affected by this downturn. As a result, our business and financial results were adversely affected. If this economic downturn were to continue for an extended period or if conditions were to worsen, there would be a further negative impact on our business and financial results. Further, concerns about the possibility of terrorist attacks and uncertainty relating to the ongoing occupation of Iraq have adversely affected the U.S. and world economies. Subsequent developments may lead to future acts of terrorism or additional hostilities, as well as economic and political instability. While the precise effects of such instability on our industry and our business is difficult to determine, it may negatively impact our business, financial condition, results of operations and cash flows.

Commercial Airlines—Current conditions in the airline industry could adversely affect our business and financial results.

The economic downturn, together with terrorist attacks and conflicts in the Middle East, has adversely affected the financial condition of many commercial airlines. Additionally, commercial airline travel has been adversely affected by health concerns related to Severe Acute Respiratory Syndrome, or SARS. In response, some airlines have reduced their aircraft fleet sizes, resulting in decreased aftermarket demand for some of our products. Several airlines recently have declared bankruptcy or indicated that bankruptcy may be imminent. Additionally, in 2003 Boeing delivered fewer aircraft than in 2002, reducing deliveries from approximately 370 in 2002 to approximately 280 in 2003, while Airbus deliveries were approximately the same in 2002 and 2003. In the event that these trends should continue, they would adversely affect our results of operations and cash flows.

Defense Spending or Military Outsourcing Reductions—Decreases in spending or outsourcing by military organizations, which are among our major customers, could materially reduce our revenues and adversely affect our financial condition.

Defense spending by U.S., Canadian and European governments generally declined throughout the 1990s and may decline again in the future. In addition, the outsourcing by the U.S. military of certain repair and overhaul functions that has occurred over the last decade may cease or decrease in the future. U.S. federal law prevents the U.S. military from outsourcing more than 50% of its spending, and we believe that the military is approaching this threshold. We estimate that we generate approximately one-third of our revenues from products and services provided directly or indirectly to military organizations. If military spending declines in the future or is refocused away from markets in which we operate or aircraft in which our products are used, or if military outsourcing decreases or ceases, our business, results of operations and financial condition could be materially adversely affected.

Competition—Competition in our industry could constrain our growth and cause us to lose market share.

Our engine repair and overhaul operations currently compete against the service divisions of the original equipment manufacturers, or OEMs, of the engine platforms we service, other independent service organizations, the maintenance departments or divisions of airlines, some of which also offer services to others, and government and military maintenance facilities. Our design and manufacturing operations currently compete against other aerospace and defense systems and parts manufacturers and distributors. These competitors offer many similar products and services to the same customers we serve. Some of these competitors may have certain advantages over us, including:

•	the ability to devote more resources to developing, promoting and selling their products and services;

•	the ability to adapt more quickly to changing customer requirements;

•	stronger and longer-term customer relationships;

•	a more diverse product and/or service base, including products and/or services outside the aerospace and defense industry;

•	greater financial resources;

•	greater name recognition; and

•	better technical or marketing capabilities.

In addition, certain OEMs are attempting, or may in the future attempt, to perform all or a greater portion of the repair and overhaul services related to the engines they manufacture. Our business, results of operations and financial condition may be materially adversely affected by changes in the competitive environment, including any intensification of competition, which could lead to a loss of business and a decline in our margins.

Regulation—We will not be able to operate our business if we fail to comply with or obtain and maintain the necessary regulatory approvals.

We operate in a highly regulated industry and need a number of regulatory approvals in connection with the products and services we provide. In addition, a majority of our contracts with OEMs terminate at the option of the OEM if we fail to obtain and maintain necessary approvals or fail to comply with applicable regulations. Failure to obtain or comply with regulatory approvals, or the costs associated with obtaining or complying with any such regulatory approvals, could have a material adverse effect on our business, results of operations and financial condition. Regulatory authorities monitoring our performance and products include the U.S. Federal Aviation Administration, or the FAA, a consortium of European regulatory authorities called the Joint Aviation Authorities, the U.K. Civil Aviation Authority, Transport Canada and others. These regulatory authorities require, among other things, that we:

•	periodically undergo extensive inspections and audits of our facilities and practices;

•	obtain and maintain certifications from regulatory authorities for all parts installed on an aircraft;

•	obtain and maintain certifications from regulatory authorities to provide service for commercially operated aircraft engines; and

•	obtain and maintain recognized quality approvals, such as ISO-9000 and ISO-9001.

The U.S. Department of Defense, the Canadian military and most other military organizations to which we provide parts and services similarly require us to comply with all applicable government regulations when providing parts or servicing their equipment and may conduct reviews similar to those conducted by civil regulatory authorities. We are also subject to U.S. Commerce, Treasury and State Department regulations and other governmental trade regulations that can increase costs and add to the complexity of doing business with aerospace and defense products. In addition, we may become subject to new governmental regulations if we expand our business into new countries or sell new products or services. The imposition of new, different or more stringent regulations could also materially adversely affect us because we might be unable to comply with them or compliance may require significant additional expenditures.

Risks Relating to our Company

Reliance on Certain Engine Manufacturers—If we fail to obtain or maintain engine service authorizations from OEMs, our revenues, cash flow and profitability may be materially adversely affected.

We depend on authorizations provided by, or purchased from, engine manufacturers to service the engines made by them. These authorizations can provide important competitive advantages, such as discounts on parts and services purchased from the OEMs and access to OEM warranty programs and campaigns. If engine manufacturers fail to renew or extend existing service authorizations or if authorization fees or spare-part prices increase significantly, our revenues, cash flow and profitability may be materially adversely affected.

We estimate that approximately 49% of our fiscal 2003 revenues were generated from servicing engine platforms manufactured by Rolls-Royce, and approximately 17% of our fiscal 2003 revenues were generated from servicing engine platforms manufactured by Pratt & Whitney. Our Rolls-Royce authorizations relating to the T56, 501K and A250 engine platforms were successfully renewed in 2003 for further five to eight year periods. We estimate that repair and overhaul services on the T56 and A250 engine platforms pursuant to those authorizations accounted for approximately 8% and 7%, respectively, of our fiscal 2003 revenues. Our Pratt & Whitney authorizations relating to the PW100 and PT6 engine platforms were successfully renewed in 2003 for a further five-year period. We estimate that repair and overhaul services on the PT6 and PW100 engine platforms pursuant to those authorizations accounted for approximately 8% and 9%, respectively, of our fiscal 2003 revenues.

A number of factors could cause us to lose existing authorizations, including:

•	our failure to comply with applicable specifications provided to us by OEMs;

•	a material breach by us under our contracts with OEMs or termination or expiration of those contracts;

•	a change of control of our Company without consent or approval from OEMs where required;

•	our failure to obtain or comply with applicable governmental regulatory approvals;

•	a decision by OEMs to perform all or any part of the engine repair and overhaul services we provide in connection with their engine platforms; or

•	a significant product failure for which we are found to be responsible.

Dependence on Key Suppliers—if we are unable to purchase component parts or raw materials from our key suppliers, our business and results of operations may be materially adversely affected.

We depend on certain component and raw material suppliers for our engine repair and overhaul and design and manufacturing operations. In our engine repair and overhaul business, our authorizations from OEMs generally require that we purchase any component parts we need for the performance of our services from the OEMs or their designated distributors. We estimate that in fiscal 2003, we made 34% of our total material purchases from Rolls-Royce, 15% of our total material purchases from Pratt & Whitney, 8% of our total material purchases from General Electric and 6% of our total material purchases from Aviall Inc., a Rolls-Royce distributor. The loss of Rolls-Royce, Pratt & Whitney, General Electric or Aviall as a supplier could have a material adverse effect on our business. In our design and manufacturing business, we tend to use sole source suppliers. We have at times experienced delays in receiving component parts and raw materials from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced. We produce the carbon used in the manufacture of our carbon brakes. If there were a significant disruption in our carbon manufacturing process, it would be very difficult for us to secure an alternative supply of carbon, which could lead to a prolonged disruption in our manufacture of carbon brakes and have a material adverse effect on our business, results of operations and financial condition.

Dependence on Key Customers—Loss of any of our large customers could have a material adverse effect on our results of operations and financial condition.

Our business depends on sales of parts and services to a few large customers. We estimate that sales to our top 10 customers comprised approximately 48% of our fiscal 2003 revenues. Our largest customer, Lockheed Martin, including sales through the Lockheed Martin/Kelly USA contract, accounted for approximately 19% of revenues in fiscal 2003. In addition, we estimate that sales to Rolls-Royce were approximately 18% of our revenues in fiscal 2003. Revenues from Rolls-Royce include engine repair and overhaul services, that accounted for approximately 11% of our fiscal 2003 revenues, which we provide to six end-users that maintain separate agreements with Rolls-Royce. If we lose a significant customer, or if a significant customer decreases the amount of business it transacts with us, our revenues, profits and financial condition could be materially adversely affected.

Dependence on Engine and Aircraft Usage—A decline in the usage of aircraft for which we manufacture parts or service engines could have a material adverse effect on our results of operations and financial condition.

A decline in the usage of aircraft for which we manufacture parts or service engines could have a material adverse effect on our results of operations and financial condition. Our results of operations and financial condition may also be adversely affected by changes in maintenance cycles and product life extensions. Both increases in the number of parked aircraft and decreases in aircraft utilization adversely affected the operating results of our design and manufacturing business in fiscal 2003.

The long-term prospects of our engine repair and overhaul business depend on the total number of engines in use among the engine platforms we service and the amount of use such engines receive. Of the primary types of engine platforms we service, the number of T56 engines and their usage is declining. In addition, the number of A250, 501K, PT6, PW100 and APU engines and their usage has matured, which means that production of those engine platforms has ended or is about to end or aftermarket sales are close to peak levels.

While service needs in relation to engine platforms characterized as mature or declining continue for many years after engine production is discontinued, the long-term prospects for our repair and overhaul business depend on our becoming an authorized service provider on new or additional engine platforms, and no assurance can be given that these new authorizations will be obtained. Similarly, the long-term prospects for our design and manufacturing business depend on our products being chosen for use on new or additional aircraft platforms, and no assurance can be given that we will be successful in obtaining this new business.

Revenue Mix—Our revenue mix may vary and may negatively affect our profit margins.

For fiscal year 2003, our engine repair and overhaul revenues increased, while design and manufacturing revenues decreased, as a percentage of total revenues. On average, our profit margins on engine repair and overhaul sales historically are less than our profit margins on design and manufacturing revenues. Any additional decreases in the percentage of our total revenues derived from design and manufacturing could have a material adverse effect on our business, financial position, results of operations or cash flows.

Control of the Company—Doughty Hanson controls all matters requiring a shareholders vote and certain other matters relating to our day-to-day operations, and its interests may conflict with your interests.

Nominees of limited partnerships for which Doughty Hanson & Co. Limited acts as general partner, and certain employees and directors of Doughty Hanson & Co. Limited, collectively referred to as Doughty Hanson, own approximately 90% of the common stock of our parent, Dunlop Standard Aerospace Group Limited, or DSAG. Accordingly, Doughty Hanson effectively controls all matters requiring a shareholders vote, including the election of a majority of DSAG's board of directors. If circumstances arise in which the interests of Doughty Hanson conflict with your interests, such as if we are unable to pay our debts, you could be disadvantaged by the actions Doughty Hanson takes. Doughty Hanson's concentrated share ownership could also delay, discourage or preclude a change of control or the removal of management.

Dependence on Key Personnel—Failure to retain certain of our executive officers or attract and retain the services of certain qualified employees may materially adversely affect our business and results of operations.

Our continued success depends on the services of certain of our executive officers and on our ability to attract and retain qualified managerial and technical personnel experienced in the various operations of our businesses. Loss of the services of these employees could materially adversely affect our operations.

Competition for qualified technical personnel is intense, and we have at times found it difficult to attract and retain skilled personnel for our repair, overhaul and manufacturing operations. Failure to attract or retain highly qualified personnel could have a material adverse effect on our business, results of operations and financial condition.

Risk of Foreign Exchange Rate Fluctuations—Changes in foreign exchange rates could have adverse effects on our results of operations and financial condition.

Our revenues, costs, assets and liabilities are denominated in a variety of currencies, particularly the U.S. dollar, the pound sterling and the Canadian dollar. Our results of operations and financial condition, as reported in pounds sterling, will be affected by fluctuations in exchange rates. Accordingly, our operating performance may not be fully or accurately reflected in our financial results.

We enter into hedging agreements to protect against currency transaction risk, including in respect of amounts owed under the Credit Agreement. However, we may not in all cases be able to manage our currency transaction risks through hedging, particularly given the volatility of exchange rates.

International Operations—Our international operations are exposed to various risks which could have a material adverse effect on our results of operations and financial condition.

We have a presence in 11 different countries with facilities in seven of those countries. Most of our operations are in the United Kingdom, the United States and Canada, but we also have operations in other markets, including limited operations in China, and may in the future expand into additional markets. International operations are subject to many additional risks, including:

•	the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements;

•	import and export restrictions and tariffs;

•	additional expenses relating to the difficulties and costs of staffing and managing international operations;

•	potentially adverse tax consequences;

•	increased competition as a result of subsidies to local companies;

•	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

•	unstable economic, financial and market conditions;

•	cultural differences; and

•	increased expenses as a result of inflation.

Any one of these factors could materially adversely affect our sales of products or services to international customers, which could materially adversely affect our business, results of operations and financial condition.

Product and Service Liability Risks—We may in the future face large liability claims.

A failure or malfunction of a part we designed or manufactured or an engine we repaired or overhauled could result in claims for personal injury, death or property damage. In addition, many factors beyond our control could lead to liability claims, including:

•	the failure of an aircraft on which a part we manufactured or an engine we overhauled has been installed;

•	the reliability and skills of the operators of our customers' aircraft; and

•	the type and amount of maintenance on aircraft and component systems performed by our customers.

We have obtained insurance coverage with respect to these types of liabilities. We could, however, be required to pay a material amount if a claim is made against us that is not fully covered by insurance, if no third party is required to indemnify us or a third party fails to perform an indemnity. Some of our engine repair and overhaul service contracts with OEMs do not limit our liability or provide for indemnification by the OEMs against losses arising from parts or work provided to us by the OEMs. Furthermore, we may incur significant expenses in the course of defending against claims. In addition, adequate insurance may not be available in the future or may be available only on unacceptable terms. Liability claims could also cause damage to our reputation which could have a material adverse effect on our business, results of operations and financial condition.

Environmental Matters—Our operations may prove harmful to the environment, which could expose us to fines and damages and could require expensive remediation.

Our operations are subject to various laws and regulations, including those relating to:

•	the generation, storage, handling, use and transportation of hazardous materials;

•	emissions and discharges to air, soil and water;

•	the health and safety of our employees; and

•	other environmental matters.

We are required to obtain environmental permits from governmental authorities. These authorities can modify or revoke such permits and can enforce compliance with laws, regulations and permits by issuing orders and assessing fines. We incur capital and operating costs to comply with laws, regulations and permits. We believe that we substantially comply with, and that material expenditures are not required in connection with, the applicable environmental and health and safety laws, regulations and permits, but we cannot assure you that regulators will not successfully challenge such compliance or require us to expend significant amounts.

The requirements of environmental laws, regulations and permits continue to become more stringent. In addition, some of our facilities are located on land that has been used for industrial purposes for a long time. Under some circumstances, we could be held responsible for cleaning up contamination at our facilities, including facilities that we have sold or transferred to other companies, or at waste disposal sites we use. We could also be held liable for any damages from exposure to such contamination. For these reasons, we do not know the ultimate environmental liabilities and costs that we face. It is possible that such environmental liabilities and costs could materially adversely affect our business, results of operations and financial condition.

Risks Relating to Growth Strategy—Any expansion by acquisition may prove risky for us.

Our ability to implement our expansion strategy will depend in part on whether any suitable businesses are available at acceptable valuations and our ability to finance the purchase price of any acquisitions. Any acquisition that we make could present a variety of risks, including:

•	our failing to discover liabilities of the acquired company for which we may be responsible as a successor owner or operator despite any investigation we make before the acquisition;

•	our inability to integrate the operations and personnel of the acquired company;

•	our loss of key personnel of the acquired company; and

•	our becoming subject to material liabilities as a result of failure to negotiate adequate indemnification rights.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the New Exchange Notes, we will receive in exchange the New Notes of like principal amount, the terms of which are identical in all material respects to the New Exchange Notes. The New Notes surrendered in exchange for New Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Exchange Notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

EXCHANGE RATES

Fluctuations in the exchange rate between the pound sterling and other currencies may affect our business. See "Risk Factors—Risks Relating to our Company—Risk of Foreign Exchange Rate Fluctuations."

The following table sets forth, for the periods indicated, certain information concerning the Noon Buying Rates for pounds sterling, expressed in U.S. dollars per pound sterling. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information of the Company appearing in this prospectus. No representation is made that the pound sterling or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate or at all.

Years ended December 31	High	Low	Average (1)	Period end
	($ per £1.00)
1999	$1.68	$1.55	$1.62	$1.62
2000	1.65	1.40	1.51	1.50
2001	1.50	1.37	1.43	1.45
2002	1.61	1.41	1.51	1.61
2003	1.78	1.55	1.65	1.78
2004 (through April 30)	1.91	1.76	—	1.77

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period except for 2004.

CAPITALIZATION

The table below sets forth our cash balance and capitalization on a consolidated basis at December 31, 2003 and as adjusted to reflect the offering of the New Notes and the use of a portion of the net proceeds therefrom (excluding the redemption of a portion of the Notes with approximately $25 million of such proceeds) to repay all our outstanding indebtedness under our Tranche D revolving credit facility.

You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	At December 31, 2003
	Actual		As Adjusted
	(£ and $ in millions)
Cash (1)	£17.6	$31.3	£64.2	$114.4
Borrowings:
Credit Agreement:
Tranche D Revolving Credit Facility (2)	£23.0	$40.9	£—	$—
Term Loan Facilities (3)	197.4	351.4	197.4	351.4
Other	3.4	6.1	3.4	6.1
11 7/8% Senior Notes due 2009	126.4	225.0	193.8	345.0
Gross Borrowings (4)	350.2	623.4	394.6	702.5
Share capital and reserves:
Called up share capital (5)	160.0	284.8	160.0	284.8
Profit and loss account (6)	76.2	135.6	76.2	135.6
Total shareholders' funds	236.2	420.4	236.2	420.4
Total Capitalization (7)(8)	£586.4	$1,043.8	£630.8	$1,122.9

(1)	Solely for the convenience of the reader, pounds sterling amounts were translated into U.S. dollars at the Noon Buying Rate on December 31, 2003, of $1.78 per £1.00.
(2)	On February 10, 2004, we issued $120.0 million (£64.5 million) of additional indebtedness with the issuance of New Senior Notes that have the same terms as the current Senior Notes (repayable in one installment 2009), and repaid £23 million of outstanding indebtedness under our Tranche D revolving credit facility with a portion of the proceeds. Following the offering of the New Notes and the use of proceeds therefrom, the Tranche D revolving credit facility under the Credit Agreement had total availability of £50.0 million minus amounts used to guarantee letters of credit and similar obligations, which totaled £11.4 million at December 31, 2003.
(3)	Includes the debt outstanding at December 31, 2003 from the Tranche A, B, C and E term loan facilities under the Credit Agreement. At December 31, 2003, amounts falling due within one year from the Credit Agreement were £29.0 million. See "Description of Certain Indebtedness."
(4)	Borrowings are shown on our balance sheet under the line items Creditors—Amounts due within one year and Creditors—Amounts due after more than one year. Under U.K. GAAP, the related debt issue costs of approximately £6.0 million (£7.2 million on an as adjusted basis before issue premium of £3.5 million) are netted against the gross borrowings balance of £350.2 million to arrive at a net borrowings balance of £344.2 million. Under U.S. GAAP the related debt issue costs are included within total assets as a separately identified item and the gross borrowings balance is presented as a liability.
(5)	At December 31, 2003, our authorized and issued share capital was £160.0 million, and was comprised of 160 million ordinary shares which were legally and beneficially held by Dunlop Standard Aerospace Group Limited. All the share capital of the Company is legally and beneficially owned by Dunlop Standard Aerospace Group Limited except for one ordinary share which is held by Dunlop Holdings Limited in trust for Dunlop Standard Aerospace Group Limited.
(6)	Represents retained earnings.
(7)	Other than the New Notes, described in note (2) above there have been no significant changes in the capitalization subsequent to December 31, 2003.
(8)	The company recently ceased negotiations related to a proposed purchase of a company that manufactures and services aerospace and industrial gas turbines. Accordingly, the portion of the proceeds of the offering of the New Notes which was set aside to fund the acquisition ($25.0 million) will be used to redeem a portion of the Notes. See "Description of Notes—Redemption—Optional Redemption." This redemption has not been reflected in the above table.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data in accordance with U.K. GAAP as of and for each of the periods indicated below. The selected consolidated financial data as of December 31, 2003 and 2002 and for each of the three years ended December 31, 2003, 2002 and 2001 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 were derived from our audited consolidated financial statements which are not included in this prospectus. You should read the information set forth below in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

Our historical financial statements and the financial data presented below were prepared in accordance with U.K. GAAP.

Years Ended December 31,
1999	2000	2001	2002	2003
(£ in millions)
Profit and Loss Account Data: Amounts in accordance with U.K. GAAP
Revenues	£325.7	£384.1	£444.9	£451.8	£456.6
Cost of goods sold	221.1	259.7	314.4	326.6	339.3
Other operating expenses	45.7	55.2	54.8	56.4	55.4
Operating profit before exceptional item	58.9	69.2	75.7	68.9	61.8
Exceptional item (1)	—	—	—	3.8	3.7
Operating profit after exceptional item	58.9	69.2	75.7	65.1	58.1
Finance costs	39.5	40.7	41.9	43.2	32.0
Profit on ordinary activities before taxation	19.4	28.5	33.7	21.9	26.2
Taxation	6.9	11.8	13.3	10.0	13.1
Profit for the financial period	£12.6	£16.8	£20.5	£11.9	£13.0
Ratio of earnings to fixed charges	1.75	x	2.04	x	2.25	x	2.04	x	2.53	x
Amounts in accordance with U.S. GAAP
Income from operations under U.S. GAAP	£45.5	£55.4	£63.0	£55.0	£44.3
Net income/(loss)	£13.8	£(4.5)	£5.9	£10.7	£2.7
Cash Flow Statement Data
Amounts in accordance with U.K. GAAP
Net cash inflow from operating activities	£80.7	£81.3	£80.6	£62.7	£85.5
Net cash (outflow) from returns on investments and servicing of finance	(34.2)	(37.2)	(40.3)	(43.3)	(31.0)
Tax paid	(1.8)	(11.2)	(8.9)	(7.7)	(8.1)
Net cash (outflow) from capital expenditure and financial investment	(26.0)	(26.5)	(35.9)	(31.6)	(18.9)
Net cash (outflow) from acquisitions and disposals	—	—	—	—	—
Management of liquid resources—short term deposits.	—	—	(11.4)	—	—
Net cash (outflow)/inflow from financing.	(0.5)	(15.7)	8.4	8.3	(23.9)
Increase/(decrease) in cash.	£18.1	£(9.3)	£(7.5)	£(11.6)	£3.7
Amounts in accordance with U.S. GAAP
Net cash inflow/(outflow) from operating activities	£38.5	£28.3	£22.1	£9.4	£37.4
Net cash used in investing activities	(20.0)	(22.1)	(38.3)	(29.4)	(6.2)
Net cash (outflow)/inflow from financing	5.7	(20.3)	7.5	26.4	(45.7)
Net increase/(decrease) in cash under U.S. GAAP	£24.5	£(12.5)	£(8.2)	£4.5	£(16.0)

(1)	The total exceptional item charge in 2003 of £3.7 million relates to our efforts to acquire a business that was ultimately purchased by another company, and the total 2002 exceptional item charge of £3.8 million related to costs incurred in relation to a proposed plan to seek a listing of our parent's shares on the New York Stock Exchange.

	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Balance Sheet Data
Amounts in accordance with U.K. GAAP
Fixed assets
Intangible fixed assets	£333.6	£346.4	£355.7	£341.9	£336.9
Tangible fixed assets	141.8	159.2	174.7	178.6	160.9
Current assets
Inventories	50.3	64.5	68.5	69.4	67.2
Investments	—	—	—	—	0.1
Debtors (as restated)	100.3	132.2	125.3	130.3	132.3
Cash at bank and in hand	49.7	37.2	40.6	33.6	17.6
Creditors—due within one year— borrowings	(20.2)	(21.0)	(54.4)	(67.9)	(50.3)
Creditors—due within one year—other creditors	(57.4)	(111.9)	(92.1)	(85.0)	(98.3)
Net current assets	122.8	101.0	87.9	80.3	68.5
Total assets less current liabilities	598.2	606.6	618.3	600.9	566.3
Creditors—due after more than one year	(397.5)	(392.4)	(384.1)	(352.5)	(298.5)
Provisions for liabilities and charges	(24.9)	(19.2)	(18.7)	(22.6)	(31.7)
	£175.8	£195.0	£215.5	£225.7	£236.2

Called up share capital	£160.0	£160.0	£160.0	£160.0	£160.0
	—	—	—
Profit and loss account	15.8	35.0	55.5	65.7	76.2
Total shareholders' funds	£175.8	£195.0	£215.5	£225.7	£236.2
Amounts in accordance with U.S. GAAP
Total assets	£735.2	£779.6	£791.7	£760.8	£704.6
Long-term debt	412.5	417.4	435.4	401.2	346.8
Shareholders' equity	£154.0	£157.0	£163.6	£172.9	£170.9

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	1999	2000	2001	2002	2003
(£ in millions)
Other Financial Data:
Amounts in accordance with U.K. GAAP
Depreciation and amortization	£10.3	£13.8	£18.5	£19.2	£18.9
Capital expenditures	£19.9	£22.7	£28.5	£33.5	£10.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our businesses and operations. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under "Risk Factors," "Forward-looking Statements" and elsewhere in this prospectus.

General

We are a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions:

•	Our engine repair and overhaul business services a wide range of small- and medium-sized aircraft engine platforms and provides our customers with comprehensive, value-added maintenance solutions.

•	Our design and manufacturing business produces aviation parts, sub-systems and systems that are precision-engineered and specialized, including wheel and braking systems, heat exchangers, engine parts and rubber and polymer products.

We operate principally in North America and Western Europe. In fiscal 2003, we generated total revenues of £456.6 million. Approximately 73% of our fiscal 2003 revenues were derived from revenues of engine repair and overhaul services, while design and manufacturing revenues accounted for approximately 27% of our fiscal 2003 revenues. Approximately 82% of our fiscal 2003 revenues were derived from the regional, military and business aviation sectors. More than 90% of our fiscal 2003 revenues were derived from aftermarket customers.

Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 27 to our audited consolidated financial statements included elsewhere in this prospecuts. The following information should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements included elsewhere in this prospectus.

New Business Initiatives

Lockheed Martin/Kelly USA Contract:    In February 1999, the U.S. Department of Defense announced that a combined Oklahoma Air Logistic Center and Lockheed Martin Kelly Aircraft Center team won a competitive tender for the outsourcing of engine repair and overhaul operations at the former Kelly Air Force Base in San Antonio, Texas. Kelly USA, formerly Kelly Air Force Base, is one of the U.S. Air Force's largest aircraft repair and overhaul centers, and the contract was the largest single engine repair and overhaul contract ever awarded by the U.S. Air Force. Under the terms of the winning proposal, we are the sole subcontractor to Lockheed Martin for the servicing of the Rolls-Royce T56 engines repaired at the facility.

We effectively manage what we believe is the largest servicing facility for the Rolls-Royce T56 engine, and services provided under this contract represented approximately 19% of our total revenues in fiscal 2003. We believe our contract with Lockheed Martin mirrors the contract between Lockheed Martin and the U.S. Air Force and has a seven-year initial term with eight one-year options to extend, exercisable by the U.S. Air Force. The price terms in our contract with Lockheed Martin are based on fixed rates per engine component subject to an inflation-adjusted formula. In addition, we have entered into a contract with Rolls-Royce to supply us with component parts in connection with our services under our contract with Lockheed Martin. The Rolls-Royce contract has the same duration as the contract with Lockheed Martin.

Upon initiation of the U.S. Air Force contract, we comprehensively redesigned the former Kelly Air Force Base operations into a cellular production facility. In doing so, we believe we have significantly improved the efficiency and turnaround times of repair and overhaul servicing of the U.S. Air Force's T56 engines. For example, we have reduced the number of engines in production by substantially decreasing the engine turnaround time from 90 days to 35 days, improving component material management and consequently increasing monthly capacity output from nine units to sixteen units. As a result, we have successfully met the delivery requirements set by the U.S. Air Force. With our service program now in place, we have now met the Department of Defense's War Readiness Engine, or WRE, requirements, which is a measure of the minimum number of operation-ready spare engines needed in the event of a wartime operation.

Affordable Readiness and Transformation:    In September 2002, using lessons learned from the Kelly USA cellular production facility redesign, coupled with the experience gained in the redesign of our facilities worldwide, we launched a new business venture named Affordable Readiness and Transformation, or ART. This new business venture was designed to sell these redesign services to other military and commercial aerospace Maintenance Repair/Overhaul, or MRO, installations and derive revenues through the sharing of benefits gained from these redesign efforts, In 2003, we provided services to Oklahoma City – Air Logistics Center, or OC-ALC, and Ogden – Air Logistics Center, or OO-ALC, that amounted to approximately $3 million in revenues. In 2004, we will continue to provide service to OC-ALC and OO-ALC and have recently provided a response to a request for proposal for redesign services related to Building 3001 at Tinker Air Force Base at OC-ALC.

Kelly USA CFM:    On October 1, 2003, the U.S. Air Force, through the Lockheed Martin/Kelly USA contract, awarded us a contract to supply materials for the Kelly USA contract which, assuming all options are exercised, expires in 2014. We estimate that the annual revenues related to this contract will exceed $125 million annually through 2007, the initial term of the contract. This contract is renewable annually at the U.S. Government's option through 2014.

U.S. Navy Contract:    On December 22, 2003, we were awarded a five year contract (one year firm with four renewal years) to support the U.S. Navy's fleet of T56 engines from both our San Antonio and Winnipeg facilities. We estimate the revenues from this new service work will exceed $250 million during the life of the contract, assuming all renewal options are exercised by the U.S. Navy. We are the prime contractor on the U.S. Navy contract.

General Electric CF34 Authorization:    In September 2001, we entered into an agreement with GE Engine Services Inc. to become an Authorized CF34TM Service Provider. The agreement allowed us to become the first GE authorized independent MRO company in North America to provide service to the CF34 engine market. In the year ended December 31, 2002, we recognized $6.24 million of revenues relating to our provision of maintenance services for the CF34 Series 1 and 3 engines and we recognized a further £14 million in the year ended December 31, 2003. Through the end of 2003, we have invested a total of $38 million in connection with the completion of the CF34 Series 1 and 3 engine maintenance capability and the required license payments. In June 2003, we obtained Transport Canada limited authorization for Model CF34-8 Series modules. We expect to invest an additional $5.4 million by the end of 2004 with respect to CF34 Series 8 engine maintenance capability.

Brake Programs:    We began supplying wheels, brakes and braking systems for the Eurofighter Typhoon program in 2001. We expect to generate significant revenues from the Eurofighter Typhoon in coming years as the number of Typhoons manufactured continues to increase over each of the next several years. In addition, in partnership with Honeywell, we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. We expect to generate significant revenues from these programs in coming years. We currently expect initial revenues from the Airbus A380 program in 2006 and from the Joint Strike Fighter program in 2006.

Effect of Currency Movements on Results of Operations

We conduct business in the United States, the United Kingdom, Canada and in various other countries around the world. Accordingly, our results of operations are subject to currency translation and transaction risks. Our revenues and costs are primarily denominated in three currencies: U.S.

dollars, pounds sterling and Canadian dollars. The table below shows the percentage of our revenues that each currency accounted for in 2001, 2002 and 2003.

	% Revenues Years Ended December 31,
Currency	2003	2002	2001
U.S. dollars	75%	72%	72%
Pounds sterling	17%	19%	20%
Canadian dollars	8%	9%	8%

Currency Translation Risk.    With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant payment currency and then translated into pounds sterling for inclusion in our financial statements. We translate profits and losses from overseas businesses into pounds sterling at average rates of exchange during the relevant financial period. Any difference arising from their retranslation at exchange rates at the end of the relevant period is treated as a movement in reserves and is included in the statement of total recognized gains and losses.

Currency differences arising from the translation at period end rates of the net investment in overseas businesses are also taken to reserves, together with related exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments (the latter, however, cannot exceed the former under U.K. GAAP). These exchange differences are also included in the statement of total recognized gains and losses.

Assets and liabilities in foreign currencies which are to be settled at a contracted rate are translated at the appropriate contract rate. All other assets and liabilities in foreign currencies are translated at the period end rate. Exchange differences arising from this translation are recorded in the profit and loss account. All other exchange differences are also included in the profit and loss account for the relevant periods.

We generally attempt to hedge our currency translation risk by financing our investments in overseas operations through borrowings denominated in local currencies. We have several forward foreign exchange contracts held for hedging operating cash flows in U.S. dollars.

The effect of currency translation on our financial statements arising from the appreciation of the pound sterling against the U.S. dollar shows a negative impact on our revenues and profit as reported in pounds sterling in our financial statements. Conversely, depreciation of the pound sterling against the U.S. dollar shows a positive impact on our revenues and profit. For example, the pound sterling appreciated 8.7% against the U.S. dollar in fiscal 2003 when compared to 2002 (based on average exchange rates for that year), which had a negative effect on our U.S. dollar revenues when reported on a pounds sterling basis. In fiscal 2002, the pound sterling appreciated 4.2% against the U.S. dollar when compared to 2001 (based on average exchange rates for that year), which had a negative effect on our U.S. dollar revenues when reported on a pounds sterling basis. The appreciation of the sterling pound against the U.S. dollar in fiscal 2003, however, has decreased our costs denominated in U.S. dollars when reported on a pound sterling basis. The net effect of the appreciation of the pound sterling against the U.S. dollar was a negative £2.7 million on operating profit when reported on a pound sterling basis in fiscal 2003; and the net effect of the appreciation of the pound sterling against the U.S. dollar was a negative £1.4 million on operating profit in fiscal 2002. However, there was a positive impact on our financing costs for our U.S. dollar denominated debt as a result of the appreciation of the pound sterling of £1.3 million for fiscal 2003 and £0.3 million for fiscal 2002.

Critical Accounting Policies

The accounting policies discussed below are important to the presentation of our results of operations and financial condition and require the application of judgment by our management in determining the appropriate assumptions to be used in the preparation of our financial statements. These assumptions are based on our previous experience, trends in the industry, the terms of existing contracts and information available from other outside sources and factors. Adjustments are recorded when our actual experience differs from the expected experience underlying these assumptions. These adjustments could be material if our experience is significantly different from that assumed.

Revenues Recognition.    Within our engine repair and overhaul division, we use the percentage of completion method to recognize revenues and costs. Under this method of accounting, we expense all costs as they are incurred and simultaneously recognize estimated revenues based upon sales which we typically achieve from similar service work. Costs include direct labor, direct materials and subcontract costs, as well as an allocated share of our overhead and general and administrative costs. Assumptions used for recording revenues and costs may be adjusted over the course of the work period to reflect revisions in estimated revenues and estimated costs. In the period in which we determine that a loss would be incurred on a particular work order, we apply the entire amount of the estimated loss to profit. Revenues within our design and manufacturing division are generally recognized when the finished goods are shipped.

Amortization of Goodwill and Related Impairment Testing.    Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalized. Goodwill is amortized over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. The directors have considered the durability of goodwill arising on the acquisition of the group's businesses on October 1, 1998. Taking into account the significant investment costs of entering these businesses; the regulatory barriers imposed; the stability and long term prospects of the aerospace industry; the long life span of individual models of aircraft for which the business has exclusive licenses to repair and overhaul or for which it manufactures certain parts as sole or principal supplier; and the group's strong reputation and technological leadership, the directors believe that this goodwill has an indefinite life and consequently amortization is not being provided. Goodwill that is amortized over a period exceeding 20 years, or where not amortized at all (as is the case at September 30, 2003, December 31, 2002 and December 31, 2001), is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company. In the absence of any charge for impairment, profit for the financial period recorded in any period will be higher than might otherwise be the case in light of the elimination of periodic goodwill amortization charges.

Capitalization and Amortization of Deferred and Intangible Costs.    Deferred costs are comprised of costs associated with OEMs, including required OEM licensing and authorization fees incurred in obtaining principal supplier status and the provision of initial manufactured parts onto new aircraft. Deferred costs are amortized over the periods expected to benefit from receiving the status of "principal supplier," generally over terms ranging from three to 10 years, except OEM licensing fees which are amortized over the license periods ranging from five to 25 years. Deferred costs are reviewed annually for impairment. Deferred costs for initial manufactured parts provided are included within debtors. Licensing and OEM authorization fees are included within intangible fixed assets. Research and development expenditure is expensed as incurred, with the exception of development expenditure on major projects that are undertaken where the related expenditure is separately identifiable and management are satisfied as to the ultimate commercial viability of the project based on all relevant available information. In such cases, the expenditure is included in development costs within intangible fixed assets and written off over the periods expected to benefit commencing with the launch of the product. Research and development expenditure recovered from customers is accounted for on a receivable basis where contractually committed otherwise on a receipts basis.

Accounting Estimates.    The preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates. In particular, estimates are used when determining appropriate amounts for certain items such as allowance for doubtful accounts, inventory provisions, depreciation of fixed assets, employee benefit plans, taxes and other contingencies.

Results of Operations

The following discussion should be read in conjunction with our historical consolidated financial statements. The following table sets forth selected financial data for the last three years.

These historical financial statements were prepared in accordance with U.K. GAAP.

	Years Ended December 31,
	2001	2002	2003
	restated
(£ in millions)
Revenues
Engine Repair and Overhaul	£291.7	£320.5	£335.2
Design and Manufacturing	153.2	131.3	121.4
Total	444.9	451.8	456.6
Gross Profit
Engine Repair and Overhaul	52.7	60.3	60.6
Design and Manufacturing	77.7	65.0	56.7
Total	130.5	125.2	117.3
Selling, General & Administrative and Other Expenses
Engine Repair and Overhaul	29.9	28.8	31.0
Design and Manufacturing	24.9	27.6	24.4
Total	54.8	56.4	55.4
Operating profit (before exceptional item)
Engine Repair and Overhaul	22.8	31.5	29.6
Design and Manufacturing	52.9	37.4	32.2
Total	75.7	68.9	61.8
Profit for the Financial Period	£20.5	£11.9	£13.0

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.    Our 2003 revenues increased 1.1% to £456.6 million from £451.8 million in 2002. This increase was primarily attributable to a 4.6% increase in engine repair and overhaul revenues to £335.3 million in 2003 from £320.5 million in 2002. As a percentage of total revenues, engine repair and overhaul revenues increased to 73.4% in 2003 from 70.9% in 2002. Revenues from our design and manufacturing operations decreased 7.6% to £121.4 million in 2003 from £131.3 million in 2002.

Engine repair and overhaul revenues increased by 13.7% in terms of their U.S. dollar functional currency. Military volumes, including work at Kelly USA, grew 15.2% compared to the same period of 2002. AE3007 regional jet engine inputs remained strong although revenues were essentially flat due to the effects of lower revenues per unit as the breadth of event work scopes declined. Turboprop and industrial revenues declined reflecting difficult market conditions in 2003. Our T56 engine repair and overhaul revenues were affected by some large long term contracts signings being delayed well into 2003 despite being awarded in late 2002. The Canadian Air Force also extended its T56 TBO (time between overhaul) which reduced our 2003 revenues. Our new CF34 operations generated approximately $23 million in revenues during 2003.

The £10 million decrease in our design and manufacturing revenues was principally due to reduced OEM part revenues and a reduction of our wheel and brake business, reflecting reduced flying hours by many of our customers. In addition, the cancellation of the RJ146 and Dornier 328 programs caused the revenues from OEM brakes to decrease further. The cancellation of the Concorde program in 2003 also reduced our spares revenues. Market pressures continued in certain design and manufacturing and engine repair and overhaul sectors again in 2003. In particular, our design and manufacturing OEM build activities (Fluid Dynamics and Polymers and Composite units) were negatively affected by civil aircraft production remaining suppressed. Our design and manufacturing wheel and brake operation Boeing 757 and RJ146 spares revenues have been reduced due to lower flying rates, with approximately 300 RJ146 currently parked.

Our engine repair and overhaul revenues and approximately 15% of our design and manufacturing revenues are denominated in U.S. dollars. The 8.7% average increase in the value of the pound sterling against the U.S. dollar during the year ended December 31, 2003 negatively affected our revenues by £31.3 million.

Gross Profit.    Gross profit for 2003 decreased 6.4% to £117.3 million from £125.2 million in 2002. The decrease of £8.0 million was attributable to the decrease in our design and manufacturing revenues. Gross profit as a percentage of revenues decreased to 25.7% for 2003 from 27.7% for 2002, as a result of the increase to 73.4% in the percentage of our revenues derived from our lower margin engine repair and overhaul business for 2003 from 70.9% in 2002.

Gross profit as a percentage of revenues in engine repair and overhaul decreased from 18.8% in 2002 to 18.1% in 2003. Efficiency gains in several product units were offset by challenges experienced in our turbo prop gross margins reflecting continued difficult conditions in these markets. Design and manufacturing gross profit as a percentage of revenues decreased from 49.5% in 2002 to 46.7% in 2003 reflecting changes in product mix, composite production challenges and reduced revenues.

Selling, General and Administrative Expense and Other Expenses.    SG&A and other expenses decreased 1.6% to £55.4 million in 2003 from £56.4 million in 2002. SG&A and other expenses as a percentage of revenues decreased from 12.5% in 2002 to 12.1% in 2003.

SG&A and other expenses increased 7.7% in engine repair and overhaul to £31.0 million in 2003 from £28.8 million in 2002. This rise reflects insurance premiums, increased depreciation and amortization related to the recent plant expansion of the new CF34 program and the negative impact of the strengthening Canadian dollar. SG&A and other expenses decreased in design and manufacturing 11.4% to £24.4 million in 2003 from £27.5 million in 2002 as a result of reduced revenues resulting in payroll savings and reduced overheads. Design and manufacturing SG&A and other expenses in 2002 included costs related to a redundancy program completed in 2003. Major program spending for the year ended December 31, 2003 related to Airbus A380, metal matrix composites, the Joint Strike Fighter and electric brake programs. SG&A and other expenses as a percentage of revenues increased to 9.3% in 2003 from 9.0% in 2002 in engine repair and overhaul and decreased to 20.1% in 2003 from 21.0% in 2002 in design and manufacturing.

Operating Profit (before exceptional items).     Operating profit in 2003 decreased 10.2% to £61.8 million from £68.9 million in 2002. Engine repair and overhaul operating profit decreased 5.9% from £31.5 million in 2002 to £29.6 million in 2003, reflecting the impact of the appreciation of the pound sterling. Design and manufacturing operating profit decreased 13.9% from £37.4 million in 2002 to £32.2 million in 2003, primarily attributable to lost variable margin on declining volumes.

Total currency effects resulting from appreciation of the pound sterling against the U.S. dollar in 2003 compared to 2002 decreased 2003 operating profit by approximately £2.6 million. In constant currency terms, operating profit decreased by 6.5% in 2003 over 2002.

The exceptional item charge of £3.7 million in 2003 relates to our efforts to acquire a business that was ultimately purchased by another company. These costs have been expensed as an exceptional item.

Finance Costs.    Finance costs in 2003 decreased 26.1% to £32.0 million from £43.2 million in 2002. This decrease was caused by reduced borrowing rates as a result of the expiration in November 2002 of the interest rate derivatives we previously had in place and reduced interest rates in 2003. Accordingly, the interest rates on our senior bank debt for 2003 were substantially lower than in 2002.

Income Taxes.    Income taxes increased 31.0% in 2003 to £13.1 million from £10.0 million in 2002. The £3.1 million increase reflects the tax on the £4.3 million increase in profit before income taxes, and the impact of changes in foreign exchange rates.

Net Income.     Net income increased 10.0% to £13.0 million in 2003 from £11.9 million in 2002, reflecting the reduction in finance costs which more than offset the reduction in operating profit for 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The economic challenges experienced in the aerospace industry impacted our results in 2002. Low commercial aircraft production and lower commercial aftermarket revenues affected our products linked to these market segments. Military volumes increased in 2002 as activity in this segment was not affected by the economic challenges faced by the commercial aerospace segment.

Revenues.    Our 2002 revenues increased 1.6% to £451.8 million from £444.9 million in 2001. This increase was primarily attributable to a 9.9% increase in engine repair and overhaul revenues to £320.5 million in 2002 from £291.7 million in 2001. As a percentage of our total revenues, engine repair and overhaul revenues increased to 70.9% in 2002 from 65.6% in 2001. Revenues from our design and manufacturing operations decreased 14.3% to £131.3 million in 2002 from £153.2 million in 2001.

The £28.8 million revenues increase in engine repair and overhaul reflected growth across our base engine platforms. Military volumes, including work at Kelly USA, showed strong growth during 2002. Regional jet engine inputs remained strong although revenues were affected by lower revenues per unit as the breadth of event work scopes declined. Turboprop, helicopter and industrial revenues also increased.

The £21.9 million decrease in our design and manufacturing revenues was principally due to reduced OEM part revenues and a reduction of our wheel and brake business, reflecting reduced stock and build levels at most of our customers. In addition, the cancellation of the RJ70 and Dornier 328 programs caused the revenues from OEM brakes to decrease further. Orders for large commercial aircraft engine and airframe parts fell as build rates were significantly down from 2001.

Our engine repair and overhaul revenues and approximately 15% of our design and manufacturing revenues were denominated in U.S. dollars. The 4.2% average increase in the value of the pound sterling against the U.S. dollar during 2002 negatively affected our revenues by £14.6 million.

Gross Profit.    Gross profit for 2002 decreased 4.1% to £125.2 million from £130.5 million in 2001. The decrease of £5.2 million was primarily attributable to the decrease in our design and manufacturing revenues. Gross profit as a percentage of revenues decreased to 27.7% for 2002 from 29.3% for 2001, as a result of the increase to 70.9% in 2002 from 65.6% in 2001 in the percentage of our revenues derived from our lower margin engine repair and overhaul business.

Gross profit as a percentage in engine repair and overhaul increased from 18.1% in 2001 to 18.8% in 2002 reflecting improved operating efficiency. Facility expansions and redesigns in Knoxville, Tilburg and San Antonio were completed and contributed to operating efficiency gains. These gains were offset, somewhat, by decreased turbo prop gross margins. Design and manufacturing gross profit fell £12.7 million in 2002. Design and manufacturing gross profit as a percentage of revenues decreased from 50.7% in 2001 to 49.5% in 2002 reflecting changes in product mix, composite production challenges and reduced revenues.

Selling, General and Administrative Expense and Other Expenses.     SG&A and other expenses increased 2.8% to £56.4 million in 2002 from £54.8 million in 2001. SG&A and other expenses as a percentage of revenues increased slightly to 12.5% in 2002 from 12.3% in 2001.

SG&A and other expenses decreased in engine repair and overhaul to £28.8 million in 2002 from £29.9 million in 2001. Engine repair and overhaul SG&A and other expenses benefited from occupancy efficiencies in San Antonio, reduced reliance on third party revenues agents and the positive impact of the U.S. dollar to pound sterling translation. SG&A and other expense increased in design and manufacturing to £27.6 million in 2002 from £24.9 million in 2001. Design and manufacturing SG&A and other expenses include costs related to a redundancy program undertaken in 2002. Major program spending in 2002 related to the Airbus A380, metal matrix composites and electric brake programs. In connection with certain new programs, we are reimbursed for all or a portion of research and development expenses incurred in relation to such programs. SG&A and other expenses as a percentage of revenues decreased to 9.0% in 2002 from 10.3% in 2001 in engine repair and overhaul and increased to 21.0% in 2002 from 16.2% in 2001 in design and manufacturing.

Operating Profit (before exceptional item).    Operating profit in 2002 decreased 8.9% to £68.9 million from £75.7 million in 2001. Engine repair and overhaul profit increased 38.1% from £22.8 million in 2001 to £31.5 million in 2002, reflecting the strong revenues growth and improved operating efficiency. Design and manufacturing profit decreased 29.2% from £52.9 million in 2001 to £37.4 million in 2002, primarily attributable to lost variable margin on declining volumes.

Total currency effects resulting from appreciation of the pound sterling against the U.S. dollar in 2002 compared to 2001 decreased 2002 operating profit by approximately £1.4 million. In constant currency terms, operating profit decreased by 7.1% in 2002 over 2001.

The total exceptional item charge related to costs incurred in relation to a proposed initial public offering of Dunlop Standard Limited, a Bermuda company incorporated to acquire the assets of our parent, Dunlop Standard Aerospace Group Limited, and a proposed amendment to our credit facility. As these efforts were placed on hold, the costs were expensed as an exceptional item.

Finance Costs.    Finance costs in 2002 increased 3.1% to £43.2 million from £41.9 million in 2001. This increase is the result of increased borrowing rates. In connection with our obtaining the CF34 engine service authorization, we renegotiated the Credit Agreement to provide that the capital expenditure facility would be available exclusively to finance a new facility dedicated to the CF34 service program. As a result, the Credit Agreement was also amended to increase the interest margins applicable to loans under the Credit Agreement by 25 basis points in February 2002.

Income Taxes.    Income taxes decreased 24.4% in 2002 to £10.0 million from £13.3 million in 2001. The £3.2 million decrease reflects the tax on the £11.8 million decrease in profit before income taxes.

Profit for the Financial Period.    Profit for the financial period decreased to £11.9 million in 2002 from £20.5 million in 2001.

Liquidity and Capital Resources

Gross cash decreased £16.0 million to £17.6 million at December 31, 2003 from £33.6 million at December 31, 2002. Gross cash increased by £4.5 million to £33.6 million at December 31, 2002 from £29.1 million at December 31, 2001 (excluding £11.5 million of restricted cash). Cash overdrafts were £nil in 2003, £18.1 in 2002 and £nil in 2001. Our cash flow from operating activities in the 2003 increased by £22.8 million over 2002. This reflects an improvement in the use of cash for working capital in 2003, compared to 2002. This improvement offset a £7.3 million reduction in earnings before interest, taxes, depreciation and amortization for 2003 compared to the same period in 2002. Our interest and finance charges for 2003 were reduced by £11.3 million as the derivatives we previously had in place until November 4, 2002 expired and we financed our bank debt on the basis of much lower current interest rates in 2003. We also reduced our capital expenditures for tangible fixed assets and development expenditure, licensing and OEM fees by £12.8 million during 2003 compared to the same period in 2002.

The 2002 cash flow from operating activities decreased by £17.9 million compared to 2001. This reflects a decrease in earnings before interest, taxes, depreciation and amortization and an increase in the use of cash for working capital needs to fund growth in engine repair and overhaul. This was offset by a £9.6 million decrease in expenditures on free-of-charge brake ship sets and OEM authorization costs. The £11.5 million of restricted cash was applied against the outstanding indebtedness under the credit facility on January 31, 2002 after we entered into the fourth credit facility amendment There were no cash outflows related to acquisitions in 2001, 2002 or 2003.

We made capital expenditures to acquire tangible fixed assets of £10.3 million in 2003, £33.5 million in 2002, £28.5 million in 2001 and £22.7 million in 2000. Of these amounts, capital expenditures in respect of the engine repair and overhaul business were £5.2 million, £25.6 million, £21.4 million, and £12.9 million respectively, and capital expenditures in respect of the design and manufacturing business were £5.1 million, £7.9 million, £7.1 million, and £9.8 million, respectively. The increased capital expenditures in 2002 reflect expenditures in connection with building the CF34 building, the expansion and redesign of our facilities in Knoxville, San Antonio, and Tilburg, the Netherlands, as well as the completion of the dynamometer and purchase of a Mark II Furnace at our Coventry,

England facility. Capital expenditures in fiscal 2003 predominately reflect expenditures on establishing metal matrix composite manufacturing and equipment for our CF34 and military engine repair and overhaul operations.

We currently anticipate that our capital expenditures for fiscal year 2004 will be approximately £26 million. The 2004 expenses will primarily be for the maintenance of our facilities, further expansion of our production facilities, the purchase of additional equipment and various cost reduction projects. We currently expect to fund our projected future capital expenditure needs from our existing bank credit commitments and cash from operations.

We made expenditures on free-of-charge brake ship-sets and other deferred development and OEM authorization costs of approximately £12 million for 2003 and anticipate that expenditures will be approximately £12 million for 2004, which compares to equivalent expenditure of £6 million for 2002 and £15 million for 2001. We expect to fund these and our other future cash requirements from operating cash flow and existing borrowing facilities. We will also evaluate opportunities to expand our production facilities in order to meet anticipated growth in demand. If our capital investment needs exceed expected levels, we may seek additional financing to fund longer-term growth. Our ability to obtain any such additional financing may be restricted by the Credit Agreement and the indenture governing the Senior Notes.

In recent years, our primary sources of short-term and long-term funding have been our operating cash flows, borrowings under our Credit Agreement, proceeds from the issuance of Senior Notes and proceeds from the issuance of preference shares by our parent company. As of December 31, 2003, we had £346.8 million in total debt outstanding and £25.3 million available in undrawn commitments under our Credit Agreement with The Mizuho Corporate Bank, Limited.

Total short-term borrowings amounted to £50.3 million as of December 31, 2003, which consisted of the current portion of bank loan repayments scheduled under the Credit Agreement and £23.0 million outstanding under our Tranche D revolving credit facility, discussed below. The Credit Agreement contains a £50 million revolving credit facility, designated as the Tranche D Facility. At December 31, 2003, in addition to the £23.0 million outstanding borrowing discussed above, approximately £11.4 million of our Tranche D commitments were unavailable as a result of offsets required by the Credit Agreement for any outstanding bank overdraft lines established for our local operating units. The Tranche D Facility does not have any scheduled reductions in availability prior to maturity in 2006

Our long-term debt consists in part of senior term debt facilities provided under the Credit Agreement. The facilities under this agreement include three separate Tranches, Tranches A, B and C, which bear interest rates based on the London Interbank Offered Rate ("LIBOR") and provide approximately £162.9 million in borrowings all of which were fully drawn at December 31, 2003. The Tranche A Facility provides for repayments beginning in 1999 and generally increasing until the loan is fully repaid in 2006. The Tranche B and C Facilities provide for annual repayments equal to 1% of the amount outstanding under the facility, beginning in 1999, and a final balloon payment of principal when the facilities are repaid in 2006 and 2007, respectively. These bank loans, along with the Tranche D revolving credit facility described above and the capital expenditure facility described below are secured by substantially all the shares of our direct and indirect subsidiaries, as well as security interests in certain assets of these subsidiaries except for our subsidiaries located in the Netherlands, Singapore and Australia.

The Tranche E facility provides funding for our CF34 capital expenditure requirements and is scheduled to be repaid in 2006 and 2007, based on the dates the initial funds were drawn. At December 31, 2003, we had £34.6 million of borrowings outstanding under the Tranche E facility and a further £14.5 million committed but undrawn at that date. In connection with our obtaining the CF34 engine service authorization, we renegotiated our Credit Agreement to provide that the Tranche E facility would be available exclusively to finance the CF34 service program. The total facility was reduced from £75.0 million to £49.1 million as a result. Our Credit Agreement was also amended to increase the interest margins applicable to loans under our Credit Agreement by 25 basis points. We also paid the banks a one-time fee of £0.35 million in connection with the amendment.

Under the Credit Agreement, we must make mandatory prepayments in certain circumstances from the proceeds of certain material asset disposals and insurance claims or any adjustments on the purchase price or any other claims recovered or received from BTR plc (now Invensys plc). We are also permitted to make voluntary prepayments on the loans under the Credit Agreement. We must also comply with certain financial covenants, including minimum debt-service and interest-coverage ratios and a minimum net worth test.

Our long-term debt at December 31, 2003 also includes $225 million aggregate principal amount of 11 7/8% Senior Notes due 2009.

Our liquidity requirements arise primarily from the need to:

•	fund capital expenditures for the maintenance of our facilities;

•	purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;

•	expand our business, including the construction of the facility to service the General Electric CF34 engine;

•	fund debt service requirements;

•	fund research and development;

•	fund new program bids;

•	fund working capital requirements;

•	fund expenditures on free-of-charge brake ship-sets;

•	fund costs of obtaining OEM authorizations; and

•	fund potential acquisitions consistent with our business strategy.

We incurred $120.0 million of additional indebtedness with the issuance of the New Notes on February 10, 2004 and repaid £23.0 million of outstanding indebtedness under our Tranche D revolving credit facility with a portion of the proceeds therefrom.

The Notes are scheduled to be repaid in one installment in 2009. However, noteholders may require us to repurchase the Notes in the event of a change of control. We may not be able to do so without the consent of our lenders under the Credit Agreement. At our discretion, the Notes may be redeemed on or after May 15, 2004 at specified redemption prices. The Credit Agreement was amended on January 29, 2004 to, among other things, enable us to complete the proposed acquisition under negotiation at the time (see "Summary—Recent Developments—Potential Strategic Acquisition"). Pursuant to that amendment, $25.0 million of the proceeds from the offering of the New Notes placed into an account secured in favor of the lenders to be used as partial payment for the proposed acquisition. We agreed with the lenders under the Credit Agreement at the time of the offering of the New Notes that if the proposed acquisition was not closed by May 31, 2004, we would use the proceeds in the escrow account to redeem Notes. As we will not close the acquisition by May 31, 2004, we will use approximately $25 million of the proceeds in the escrow account to redeem a portion of the Notes (which includes the Initial Notes and the New Notes (and the New Exchange Notes, if the exchange offer has been completed at the time of such redemption)) pursuant to the optional redemption provision of the indenture. See "Description of Notes—Redemption—Optional Redemption."

We believe that available cash on hand at December 31, 2003, combined with funds generated from operations, and funds available under the Credit Agreement and from other sources will be sufficient to finance our cash needs over the next 12 months.

Commitments and Contingencies

The following table presents, at December 31, 2003, our obligations and commitments to make future payments under contracts and contingent commitments.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt
Tranche A (£)	£71,520	£28,000	£43,520	—	—
Tranche B ($)	45,664	481	45,183	—	—
Tranche C ($)	45,672	488	962	44,222	—
Tranche D (£)	23,000	23,000	—	—	—
Tranche D ($)	—	—	—	—	—
Tranche E (£)	33,780	—	16,890	16,890	—
Tranche E ($)	800	—	400	400
Senior Notes ($)	126,404	—			126,404
Total	346,840	51,969	106,955	61,512	126,404
Other long-term obligations	£17,867	£4,768	£8,166	£4,051	£882
Finance lease obligations	3,823	997	2,826	—	—
Total contractual cost obligations	£368,530	£57,734	£117,947	£65,563	£127,286

On February 10, 2004, we issued $120.0 million (£64.5 million) of additional indebtedness with the issuance of the New Notes that have the same terms as the current Senior Notes (repayable in one installment in 2009), and repaid £23 million of outstanding indebtedness under our Tranche D revolving credit facility (which is reflected as due in less than one year in the above table) with a portion of the proceeds.

Seasonality and Backlog

Although we have secured several long-term agreements, we record revenues under these agreements as we actually perform a repair or overhaul or deliver a manufactured part or component. The work orders that we receive, the number of repairs or overhauls that we perform and the number of parts that we deliver in particular periods may vary significantly, causing our quarterly revenues and results of operations to fluctuate. In our design and manufacturing division, we receive orders regularly from our major customers and track our order backlog. In our engine repair and overhaul division, we are often unable to predict the precise timing of the actual receipt of such orders. Historically, the revenues of our engine repair and overhaul business tend to be lower in the first and fourth quarters of each year. For these reasons, results of operations for interim periods are not necessarily indicative of results for the full year.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risks.     Interest rate management is performed by our central treasury function which manages cash and reduces risk through the use of financial instruments. We borrow in U.S. dollars and pounds sterling at variable rates and are subject to fluctuations in interest rates on our borrowings and surplus cash. Our banking agreement required us to hedge at least 75% of borrowings against future movements in interest rates until November 2002, which we effected by using derivatives, such as interest rate swaps and collars where appropriate. We do not use derivatives for speculative purposes. We fixed our future interest rate requirements in November 2003 such that the majority of our U.S. dollar denominated debt is fixed until July 31, 2006 at a LIBOR interest rate of 2.69% which will result in actual interest rates of 5.19% to 5.44% and the majority of our pounds sterling denominated debt is fixed until January 31, 2006 at a LIBOR interest rate of 4.59% resulting in actual interest rates of 6.60% to 7.35%. As a result of the majority of our debt being fixed, management does not believe that a 100 basis point movement in interest rates would have a material impact on our operating profit.

At December 31, 2003 we did not have any fixed rate liabilities denominated in pounds sterling. Our U.S. dollar-denominated fixed rate liability was 11.875% with a weighted average life for which the rate is fixed at 6.4 years. Effective February 28, 2002 we agreed to an increase in the margin above LIBOR by 0.25% for each of our tranches of bank debt under the Credit Agreement.

Currency Risks.    We use derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. Foreign currency forward exchange contracts are used to offset changes in the fair value of certain assets and liabilities resulting from intercompany loans and transactions with third parties denominated in foreign currencies. It is our policy to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes. All foreign currency forward exchange contracts are denominated in currencies of major industrial countries. All of the foreign currency forward exchange contracts entered into by us, although effective hedges from an economic perspective, have not been designated as hedges for accounting purposes.

Management estimates that a 10% change in the value of the U.S. dollar against the pound sterling would cause a £2.8 million change in our operating profit offset by a £2.0 million change in our interest expense based on operations comparable to the year ended December 31, 2003.

BUSINESS

Our Company

We are a leading integrated supplier of aftermarket parts and services to the global aerospace and defense industry. We operate a diversified business portfolio through two divisions:

•	Our engine repair and overhaul business services a wide range of small- and medium-sized gas turbine engines and provides our customers with comprehensive, value-added maintenance solutions.

•	Our design and manufacturing business produces aviation parts, sub-systems and systems that are precision-engineered and specialized, including wheels, brakes and braking systems, heat exchangers, engine parts and rubber and polymer products.

We estimate that more than 90% of our fiscal 2003 revenues were generated from aftermarket revenues, and that approximately 80% of our design and manufacturing fiscal 2003 revenues related to aircraft or engines where we were the sole designated provider of the relevant parts. We believe we have a diverse customer base encompassing a variety of sectors of the aerospace and defense industry, including the regional, military and business sectors, which we estimate together accounted for approximately 82% of our fiscal 2003 revenues as well as the large commercial aviation and helicopter sectors, which we estimate accounted for approximately 7% and 8% of our fiscal 2003 revenues, respectively. We have become a leader in many of our products and services by investing in advanced technologies and by successfully applying those technologies to provide high quality parts and services at lower costs. We have a presence in 11 different countries and facilities in seven of those countries, with our largest facilities located in the United Kingdom, Canada and the United States. For the year ended December 31, 2003, we had revenues of £456.6 million and operating profit before exceptional item of £61.8 million.

Engine Repair and Overhaul.    We provide comprehensive repair and overhaul services on a wide range of small to medium-sized gas turbine engines to more than 1,400 customers worldwide. In addition, we offer our customers value-added maintenance solutions, including cost-saving component restoration services, logistic services, spare engine planning and proprietary diagnostic tools. Most of the engine platforms we repair and overhaul are used on regional, military and business aircraft, and helicopters rather than on large commercial aircraft. We also repair and overhaul engines in industrial operations related to pipelines, cogeneration and marine technologies and operations. We estimate that we generated approximately 73% of our repair and overhaul service revenues in fiscal 2003 from servicing engine platforms with respect to which we believe we had the largest or second-largest market share among all service providers. We believe that the combination of our rapid turnaround times, proprietary engine rebuild and parts restoration capabilities and comprehensive service offerings enables our customers to reduce their inventory requirements and help lower their total operating costs. The engine repair and overhaul division accounted for approximately 73% of our revenues for the year ended December 31, 2003.

Design and Manufacturing.    We design and manufacture a wide variety of precision-engineered and specialized parts sub-systems and systems for use primarily in the aerospace and defense industry, including:

•	aircraft wheels, brakes and braking systems;

•	engine heat exchangers and bleed valves;

•	air/oil separators and actuators;

•	specialized aircraft seals; and

•	ice protection systems.

We market and sell our manufactured products to approximately 1,200 customers worldwide, including regional, business and commercial aircraft and helicopter manufacturers and operators, military organizations and engine manufacturers. We believe that we are well-known within our industry for technologically sophisticated products, such as our advanced carbon braking systems and our precision-engineered heat exchangers.

We use our technological strengths to offer our customers better quality products which can help lower our customers' operating costs. We believe that these practices enhance customer loyalty and, together with the sole-source nature of many of our products, provide us with recurring revenues opportunities during the operational lives of the aircraft and engine platforms using our products. We estimate that approximately 80% of our design and manufacturing revenues for fiscal 2003 related to aircraft or engines where we were the sole designated provider of the relevant parts. The design and manufacturing division accounted for approximately 27% of our revenues for the year ended December 31, 2003.

Competitive Strengths

Leading Market Positions

We believe we are one of the three largest engine repair and overhaul service providers worldwide with respect to a majority of the engine platforms we service. These platforms include the Rolls-Royce T56 with approximately 8,300 engines in operation, the Rolls-Royce AE3007 with approximately 1,500 engines in operation, and the Rolls-Royce A250 with approximately 12,900 engines in operation. Engines we service power such widely used aircraft as the C-130 Hercules military transport, the P-3 Orion military surveillance aircraft, certain of the fast-growing Embraer regional jet series, the ATR regional turboprop series, as well as a number of other airplanes and helicopters.

We are a major manufacturer of carbon brakes, particularly with respect to regional and business aircraft. In addition, we were awarded military contracts to manufacture carbon brakes on the Eurofighter Typhoon and the Nimrod 2000, and in partnership with Honeywell, we were selected to provide carbon brakes for the Joint Strike Fighter and the Airbus A380 aircraft, which will be the largest commercial aircraft produced. We estimate that we currently have an installed base of approximately 19,000 wheel and brake assemblies on more than 30 different aircraft platforms. We also believe that we are the largest manufacturer of high performance tubular heat exchangers for large and medium-sized aircraft engine platforms, with approximately 40% of the market.

Established, Recurring Aftermarket Revenues

We estimate that the aftermarket accounted for over 95% of our engine repair and overhaul revenues and approximately 69% of our design and manufacturing revenues for fiscal 2003. Our large installed base and our position as a predominant single source supplier help make demand for our parts and services in the aftermarket less cyclical than demand for new aircraft production. Many aircraft platforms have a useful life of 25 years or more and require part replacement and overhaul throughout their service lives. In circumstances where we act as a sole source parts supplier or as one of only a limited number of authorized service providers on one of the engine platforms that we repair and overhaul, we expect our revenues to increase as the utilization of our parts or the engine platforms we service increases.

Well-positioned to Benefit from Increased Military Spending and Outsourcing

Increased Military Spending and Utilization. We estimate that we generated 31% of our fiscal 2003 revenues from products and services provided directly or indirectly to military organizations. As a service provider to the U.S. military, we expect to benefit from increased Department of Defense spending over the next several years. The Bush Administration's budget proposal for the Department of Defense's fiscal year ending September 30, 2004 allocates $379 billion for Department of Defense spending. This fiscal 2004 budget proposal for the Department of Defense represents an increase of approximately $15 billion over fiscal 2003 spending. We expect to benefit from continued increases in military aircraft utilization and the corresponding increase in required aftermarket parts and services.

In addition, we expect to benefit from new programs being developed by military organizations. For example, in partnership with Honeywell, we were selected in 2001 to provide wheels and brakes for the Joint Strike Fighter, which is being developed by Lockheed Martin under one of the largest military contracts ever awarded.

Increased Military Outsourcing.    Over the past decade, the U.S. military has increasingly outsourced certain repair and overhaul functions. The Department of Defense continues to seek ways to apply commercial business practices to eliminate inefficiencies and reduce costs. For example, we are the sole service provider for the Rolls-Royce T56 engines repaired at Kelly USA, the former Kelly Air Force Base, in San Antonio, Texas, one of the largest aircraft repair and overhaul centers servicing U.S. Air Force aircraft. The contract for Kelly USA is the U.S. Air Force's single largest engine repair and overhaul contract, and we now effectively manage what we believe is the largest independent service facility for the T56 engine. The T56 engine is used on the Lockheed Martin C-130 Hercules, which is one of the U.S. Air Force's principal tactical cargo and personnel transport aircraft, and the P-3 Orion, a maritime surveillance aircraft. On December 22, 2003, we secured the repair and overhaul support contract for the U.S. Navy fleet of T56 powered aircraft, further positioning our subsidiary, Standard Aero, as the predominant T56 support organization for the Department of Defense. For the duration of the contract (which includes a one year term and four one year options), we estimate the revenues from this new service work will exceed $250 million if the contract is renewed annually for the full five years. We estimate that revenues to the U.S. military, including revenues through the Lockheed Martin/Kelly USA contract and revenues to the U.S. Coast Guard, accounted for approximately 20% of our fiscal 2003 total revenues. We were also awarded, on October 1, 2003, a contract to supply materials for our T56 service contract at Kelly USA. We estimate that the revenues related to this contract will exceed $125 million annually through 2007, the initial term of the contract. This contract is renewable annually therefrom at the U.S. government's option through 2014. We believe that our existing and future military contracts, coupled with increasing defense spending by the United States, will provide us with a more stable revenue base for the next several years.

Diversified Revenue Base

In addition to having a balance between providing engine repair and overhaul services and designing and manufacturing aviation parts, subsystems and systems, we believe our business is well diversified through its exposure to different:

•	market segments;

•	end customers;

•	platforms; and

•	geographic locations.

Such diversity helps us mitigate cyclical downturns within any given segment, platform or customer. Our customers include regional, business and commercial airplane and helicopter manufacturers and operators, U.S. and international militaries and engine manufacturers. These customers provide us with a correspondingly diverse revenue base, particularly as their respective aircraft utilization rates, maintenance cycles and purchasing practices vary considerably. We sell our products and services to approximately 1,200 parts customers and 1,400 engine repair and overhaul customers. We supply parts to approximately 40 engine models and approximately 60 aircraft platforms and provide repair and overhaul services on 11 engine platforms. Furthermore, our global revenues and marketing efforts help diversify our customers geographically.

High Barriers to Entry

We believe that our businesses are characterized by high barriers to entry as a result of required product and services certifications and other regulatory approvals, substantial capital requirements, long lead times and OEM authorizations.

Regulatory Approval/Certification.    The repair and overhaul of aircraft engines and the design and manufacturing of aircraft components are highly regulated by governmental agencies, including the Federal Aviation Administration and similar agencies in foreign countries. We believe that these regulations make our customer base more stable, as any new competitors would need to obtain certification and other regulatory approvals which would be costly and time-consuming. In addition, civil and military authorities typically must approve repair facilities, providing a competitive advantage to experienced parts and service providers like us.

Substantial Capital Requirements and Lead Times.    Potential new market entrants and existing competitors who might otherwise seek to expand to new products and services may also be deterred by the significant initial capital and time investment required to:

•	design the parts and associated operations;

•	establish both the manufacturing processes and the sales and service support organizations;

•	perform extensive tests, including flight testing in some cases;

•	obtain required regulatory certifications and other approvals; and

•	provide field service support.

We believe that the techniques and processes we have developed through decades of industry participation, research and development and product testing would be difficult, time-consuming and expensive to duplicate.

Service Authorizations for Engine Repair and Overhaul.    Service authorizations from the OEMs are an important element of the engine repair and overhaul business. These authorizations frequently provide independent service organizations with fixed discounts on parts, technical information provided by the OEM, use of the OEM name in marketing and factory warranty support. Authorizations can be expensive to acquire, and the OEMs tend to maintain a tight control on the number of authorizations issued. For example, we are one of only two independent service providers authorized to service the Rolls-Royce AE2100 and the only independent service provider in North America authorized to service the Rolls-Royce AE3007 and General Electric CF34 engines. We believe it would be difficult and costly for a new participant to qualify with an OEM and establish a comprehensive sales and service network that could compete effectively with incumbent service providers.

Technological Leadership

We use proprietary state-of-the-art technologies in many of our market niches which allow us to offer better quality parts and services and, in many cases, enable us to help lower our customers' operating costs.

•	Engine Repair and Overhaul. We have developed system monitoring, diagnostic, testing and component repair technologies that we believe can be used to manage customers' engine operating costs. The combination of these innovative technologies enables us to provide our customers with customized solutions for the effective operation of their engines.

•	Design and Manufacturing. We believe that many of our products incorporate sophisticated technologies that optimize operating performance to meet our customers' requirements and reduce their overall costs. Our carbon braking, icing protection and engine-related products continue to be selected for major new commercial and military aircraft development programs, as they successfully meet the high performance standards set by the aircraft OEMs. For example, our carbon braking technology is currently used or has been selected for use on the Eurofighter Typhoon, the Joint Strike Fighter and the Airbus A380 aircraft.

Efficient, Low-Cost Operator

We believe that we are an industry leader in plant efficiency in both our engine repair and overhaul and design and manufacturing businesses. Our efficiency has enabled us to maintain our competitive position by operating at a low cost and achieving rapid turnaround times, while quickly developing and bringing to market new products and services. In recent years, we have invested substantial capital in modernizing and streamlining our operations. We believe that we will be able to continue to improve the efficiency of our operations through re-engineering and redesigning, particularly as we add new product lines or capacity.

Value-Added Repair and Overhaul Outsourcing Solutions

We differentiate our repair and overhaul services primarily in three areas: rapid turnaround times, cost-saving component parts restoration and value-added repair and overhaul services. We believe that our services enable customers to enhance fleet utilization, extend engine service life, reduce replacement costs and lower overall operating costs.

Rapid Turnaround Times.    We believe that our fast repair and overhaul servicing capability gives us a significant competitive advantage. By successfully implementing such techniques as total quality management, we have developed a highly efficient operation, which we believe enables us to repair and overhaul engines faster than many of our competitors. For example, our average turn-around time for the AE3007 engine is 23 days which we believe is substantially less than many of our competitors. Lower turnaround times enable us to process more work, while we believe reducing the costs of our customers of maintaining their fleet.

Cost-saving Component Parts Restoration.     We have a dedicated operation focused solely on component and piece part repair and overhaul. By repairing and reusing parts rather than procuring new parts, we believe we can eliminate the sometimes substantial margin charged by OEMs for new parts thereby affording our customers cost savings. This capability also enhances our margins and distinguishes our services from many of our competitors.

Differentiated Services.    We offer a range of services to help manage our customers' entire engine repair and overhaul needs, including:

•	custom build standards;

•	diagnostic reliability and monitoring tools which allow us to determine how an engine is being used;

•	field service, trouble shooting and engineering support;

•	logistics support;

•	maintenance program development;

•	repair development;

•	spare part inventory;

•	spare engine planning;

•	support for applications to regulators to extend the time between required overhauls; and

•	periodic maintenance reviews.

We believe our ability to offer this suite of services, which we market under the trade name Total Engine Asset Management, or TEAM, or any combination of these services, enables us both to support more comprehensively our customers' entire engine repair and overhaul programs and to continue to offer differentiated, value-added services to our customers.

Experienced Management

The 12 members of our senior management team have worked for an average of 17 years in the aerospace industry, and have extensive experience with our operations and customers. Each member has entered into an employment agreement with us. These agreements are generally for a period of 12 to 18 months with automatic renewal in absence of notice of termination. Our management team is compensated in part by incentive plans linked to our future financial performance and, together with other managers, owns or has options to buy approximately 10% of the ordinary shares of Dunlop Standard Aerospace Group Limited, our parent holding company.

Business Strategy

Our objective is to improve our revenues and profitability by building on our position as a leading supplier of aftermarket parts and services to the global aerospace and defense industry. Our strategies include:

Increasing Market Share by Capitalizing on Aerospace and Defense Opportunities

We believe that we are well-positioned to take advantage of recent opportunities in the aerospace and defense industry, such as:

Increased Military Procurement.    The United States and certain NATO members are in the early stages of several significant new aircraft procurement programs. These investments in new aircraft will create significant opportunities for our design and manufacturing business. Through our positions on the Eurofighter Typhoon and Joint Strike Fighter, we are well-positioned to benefit from these new procurement programs.

Increased Use of Regional Aircraft.    According to industry forecasts by Teal World, regional aircraft traffic is forecast to grow at an average annual rate of 4.0% for the next twenty years. We believe the increase in regional jets in service during that period is the main component of growth in the number of passengers using regional airlines. Regional jet growth is attributable to a number of factors, including:

•	passenger preference for regional jet features, such as cabin class comfort and low noise levels;

•	the increased utilization by many major airlines of more cost-efficient regional airlines flying under the major airline's flight designator code and name in order to serve shorter, low-volume routes; and

•	a cost structure more favorable than the cost structure of most major airlines, which regional airline operators were able to pass through to passengers in the form of correspondingly lower air fares.

We service certain regional aircraft engines such as the AE3007 and PW100 and also provide brake parts to these aircraft, including on the BAe 146 and ATR 72 platforms. In addition, we are authorized by General Electric to provide service on the CF34 engine, as one of only three Authorized CF34 Service Providers, licensed by GE Engine Services, Inc.

Increased Outsourcing of Repair and Overhaul Services.    Airlines, governments, particularly military organizations, and some OEMs are increasingly outsourcing a variety of functions in order to take advantage of the expertise of independent service providers, such as ourselves, that have developed specialized repair techniques and achieved economies of scale that might not otherwise be available. Through our work at Kelly USA, we are capitalizing on this outsourcing trend. We are also working with a variety of airline operators and OEMs on their outsourcing programs through such initiatives as our TEAM program, which combines a number of value-added services we provide thereby enabling our engine repair and overhaul business to take advantage of additional opportunities.

Increased Use of Business Aircraft.    The National Business Aviation Association estimated that the total worldwide business aircraft fleet in 2003 was approximately 23,000 aircraft. The business jet aircraft population in the United States, according to industry forecasts by Teal World, is expected to grow by over 2,400 aircraft during the period from 2003 to 2007. Increased usage of business aircraft can be attributed in part to the following factors:

•	improved time efficiency;

•	en route productivity gains;

•	enhanced corporate image and customer retention; and

•	employee safety and security.

A major contributor to recent business aircraft usage is fractional ownership, in which companies or individuals own a fraction of an aircraft and receive management and pilot services associated with the aircraft's operation. Fractional ownership allows companies that never before used business aircraft to experience many of the advantages of business aviation without owning the aircraft. The National Business Aviation Association has estimated the total number of fractional shares increased from 4,800 in 2001 to 5,800 in 2002.

We were able to capitalize on this trend via sole source positions on carbon braking systems and engine-related products. Examples include our carbon brakes which are used on the Gulfstream GIV/SP and GV and our engine-related products used on the Bombardier Global Express and Cessna Citation business jets.

Increased Adoption of Carbon Brakes.    The use of carbon braking systems on aircraft has significantly grown since 1990 and management believes that this trend will continue. We believe that our expertise in the manufacture of advanced carbon braking systems and our anti-vibration technology will help us to capture additional market share as carbon braking systems supersede steel braking systems. We currently provide carbon braking systems for 15 aircraft platforms. Of those platforms, six are on aircraft used in the regional aircraft market, which generally experience a greater number of takeoffs and landings per hours of use than large commercial aircraft. We have also contracted to provide carbon brakes for aircraft that are still in the development or early production stage, such as the Eurofighter Typhoon, and in partnership with Honeywell, we were selected to provide carbon brakes for the Joint Strike Fighter and the Airbus A380.

Investing in New Programs

We believe that new program awards and new authorizations are critical to our future growth. We have recently been awarded positions on a new, large military aircraft program and a new civil aircraft program and have obtained a significant new service authorization:

•	the Joint Strike Fighter program (wheels, brakes and engine coolers)—approximately 2,000 to 3,000 aircraft are currently projected to be produced pursuant to this program;

•	the Airbus A380 program (wheels and brakes)—we believe that Airbus has already received confirmed orders for 129 of these aircraft and options for more of what is expected to be the world's largest civil aircraft; and

•	a General Electric CF34 repair and overhaul authorization—we were the first independent service provider in North America authorized to repair and overhaul this engine, which is one of the most popular jet engines in both the regional jet and business aviation markets and was ordered on more than 90% of new regional jet aircraft in 2003. We completed our facility for the authorized repair and overhaul of this engine in 2002 and we are favorably positioned to take on additional overhaul projects on this popular engine.

In addition, we are the sole supplier of wheels, brakes and braking systems to the Eurofighter Typhoon program, which commenced significant production in 2002. We have also recently been awarded contracts to provide bleed valves, heat exchangers, seals and/or ice protection systems on platforms such as the Boeing-Sikorsky RAH-66 Comanche helicopter and both the Rolls-Royce AE3007 engine and Trent engine series. We believe that these recent awards demonstrate our strength in obtaining important new awards to promote the further development of our business.

Capitalizing on New Technologies

We are working on a number of new technology projects, including electric braking and advanced carbons, which will increase our product range and may increase the value of our services to our customers. We are developing electrically-actuated brakes which would provide total system weight savings and reduced maintenance requirements. We are also developing new carbon technologies which we expect will provide improved production efficiencies and reduced operating costs for our customers.

We are pioneering the use of new light weight aluminum composite materials in aircraft wheel and brake structures. We have secured an exclusive license to manufacture aluminum Metal Matrix Composites, or MMC, material for this market at our facilities. We are similarly developing a new ultra high density carbon material in order to reduce the size and weight of our aircraft brake systems. Both of these new products are currently being developed for the production of the Airbus A380 wheels and brakes program.

Enhancing Profitability Through Implementation of Cost-Management Techniques

We will continue to develop business process re-engineering techniques to increase the efficiency of our repair and overhaul facilities, streamline our manufacturing facilities and improve our inventory management. We believe that additional cost savings can be achieved through streamlining processes and improving logistics and inventory management. In addition, we believe that we can apply such techniques when we add new capacity to existing facilities or when we acquire new businesses or business lines.

Pursuing Selected Acquisition Opportunities

We intend to evaluate and pursue selected opportunities to acquire existing aerospace and defense services or manufacturing businesses. We have targeted the acquisition of businesses that offer strategic value to our existing operations. Such strategic value may come from economies of scale, service and product line extensions, new customer relationships, increased manufacturing capacity, new technologies or opportunities to acquire complementary businesses. In addition, we intend to evaluate opportunities to broaden our products and services offerings outside of aerospace and defense by leveraging core competencies, acquiring key enabling technology and identifying additional growth markets.

Products and Services

    Engine Repair and Overhaul

The primary reasons to remove an engine from an aircraft for servicing are that the number of engine hours since an engine's last overhaul has reached the engine's life limit or that the engine has been damaged or is not otherwise performing optimally. The cost of servicing an engine and the time required to complete such servicing varies with the age, size and model of engine, the extent of the repairs being performed and the parts being replaced.

An overhaul of an engine can involve thousands of parts and numerous separate work orders. Each work order represents a specific step or process that must be completed during the course of the overhaul. For example, an overhaul of a Rolls-Royce T56 engine typically involves the inspection, replacement or refurbishment of 5,500 or more parts and approximately 170 separate work orders. We typically average between 30 and 60 days for a full overhaul on the majority of our engine programs. In order to overhaul engines quickly, we must perform many parallel processes and integrate numerous components just before final assembly.

Engine Platforms Serviced.    The following table sets forth key information with respect to the primary types of engine platforms that we service:

Engine and Engine Type	Fiscal 2003 Revenues (in millions) (1)		Estimated Number Currently in Use (2)	Date First Introduced/First Serviced by the Company	Estimated Product Life-Cycle Stage (3)	Principal Applications
Rolls-Royce
T56/501D (turboprop)	£	)	8,300	1954/1960	Declining	Used primarily in military transport planes, including the Lockheed C-130 Hercules; commercial version is the 501D.
AE3007 (turbofan)	£	)	1,500	1996/1997	Growth	Used in the Cessna Citation X business jet and the Embraer 135/140/145 regional jet.
A250 (turboshaft)	£	)	12,900	1967/1967	Mature	Helicopter engine used in many Bell and McDonnell Douglas helicopters.
AE2100 (turboprop) 2100A2100D3	£	)	460	1991/1993	Growth	Used primarily in military transports, including the new model C-130J Hercules, and also in commercial aircraft.
501K (industrial)	£	)	1,500	1963/1969	Mature	Developed from T56 for use in marine and industrial applications, generally power generation.
Pratt & Whitney
PW100 (turboprop)	£	)	3,500	1984/1995	Mature	Used in several medium-sized regional aircraft including the ATR and the Dash 8 Series.
PT6A (turboprop)	£	)	19,590	1964/1986	Mature	Used in several medium-sized business and military aircraft such as the Raytheon King Air Services and JPATS.
Honeywell
APU (turboshaft) Includes series 36 and 85 (4)	£	)	6,500	1979/1997	Mature	Series of engines used in several business, regional, military commercial aircraft.
General Electric
CF34 (turbofan)	£	)	2,900	1995/second half of 2002	Growth	Used on Bombardier CRJ regional jets and Canadian Challenger business jets.
LM1600 (industrial)	£	)	135	1991 (as aircraft engine)/1994	Growth	Used in marine and industrial applications.

(1)	Management's estimates. Percentages are based on our revenues for fiscal 2003.
(2)	Management's approximate worldwide estimates.
(3)	By life-cycle stage, we mean whether the worldwide number of those engines is growing, has matured or is declining. We define growth programs as those where fleet expansion is ongoing as aircraft continue to be produced; mature programs as those where production has ended or is about to end or where aftermarket revenues are close to peak levels; and declining programs as those where aircraft are being retired or the rate of utilization is decreasing.
(4)	Includes only auxiliary power units (APUs) currently installed on aircraft for which we have capabilities. Does not include spares or ground support units.

We believe that the customers and demand for each engine platform that we repair and overhaul are distinct. We have divided our engine repair and overhaul operations into three divisions which include nine business units, each of which serves a component of our market and four of which service a single engine platform. These repair and overhaul business units operate from various service centers and overhaul facilities based primarily in Canada, the United States, the Netherlands, Singapore and Australia.

Repair and Overhaul Process.    The stages of the overhaul process include the following:

•	Disassembly, Cleaning and Inspection. After we receive an engine for overhaul, our technicians disassemble the unit into its parts, a process that requires special tooling and expertise. In the case of a complete flight engine, the unit is initially broken down into its three major modules: the turbine, the compressor and the gearbox. The modules are then disassembled further into their component parts. Each part is completely cleaned and permanently identified to allow for comprehensive inspection, testing and evaluation of part size, structural integrity and material tolerances. Each of the thousands of individual engine parts is subject to inspection. Our personnel use a detailed checklist and reporting procedure to create a report documenting the state of each part inspected and indicating the extent of repair or overhaul of the engine to be performed. Technicians tag all parts which need to be replaced or remanufactured and prepare work orders and bills of material and requisitions to be submitted to the repair and overhaul division's parts and production and re-manufacturing departments for inventory and scheduling purposes. We use our management information system throughout this process to reduce the amount of detailed inspection time required.

•	The work completed in the disassembly and inspection process enables us to obtain detailed information concerning which parts can be reused or remanufactured and which must be replaced, as well as the approximate labor needed to complete the job. Our computer system identifies and tracks the parts and associated work orders from each engine in order to maintain the integrity of the engine throughout the overhaul process. Our personnel provide complete and detailed listings of all repair and overhaul work steps and processes to be completed. If additional work is deemed necessary, we negotiate resulting price and scheduling issues with the customer.

•	Parts Remanufacturing and Replacement. The next phase of an overhaul involves remanufacturing existing parts to specifications set by our customers. This entails a combination of machining, parts coating, welding, heat treatment, metalizing, metal reshaping, surface finishing and restoration of its original finish. During this phase, we use procedures designed to ensure that parts are prioritized and tracked through the remanufacturing phase. Tight control is maintained over scheduling for each part, in order to enable us to remain within our required turnaround time. Although we subcontract a limited number of processes to third parties, the majority of the work is done in our facilities using proprietary or specialized manufacturing techniques. If a part cannot be remanufactured, we may install either a new part or a previously remanufactured part from inventory. We maintain an inventory of serviceable parts that were remanufactured for this purpose. Overhauling parts or using serviceable parts from inventory in lieu of new parts generally lowers customer costs and increases our margins when compared to an engine overhaul that consists of exclusively new parts. In addition, these manufacturing and service capabilities are integral to our competitive position because they enable us to maintain or increase the quality of work we perform and significantly reduce costs and turnaround times relative to those of our competitors.

•	Reassembly, Engine Testing and Shipping. The engine is then reassembled and submitted to an engine test unit. At the test unit, the engine is mounted on a stand and tested in accordance with OEM-defined specifications checking for oil or air leakage, fuel efficiency, operating temperature ranges and maximum output. At this stage, the engine must meet the OEM's original performance and safety specifications; if it does so, it is classified as a zero time engine, meaning that it has the same number of engine hours before the next overhaul as a new engine. Upon successfully completing these tests, the engine is rated for horsepower and fuel consumption and is then packaged and prepared for shipment or pickup. Engines are generally shipped via third party carriers.

Engine Leasing Program.    When a customer transfers an engine to us for repair and overhaul work, we may lease or rent an engine of the same type to the customer so that the customer can continue to operate their aircraft. We own engines for most of the engine platforms on which we perform repair and overhaul work. The net book value of our engines available for lease was approximately £16.5 million at December 31, 2003. The cost of this lease or rental is generally included in the total overhaul costs charged to the customer.

Repair and Overhaul Facilities.    Our repair and overhaul facilities are located primarily in Canada and the United States, as well as the Netherlands. In Canada, we have 10 facilities in Winnipeg and facilities in Vancouver and Montreal. In the United States, our largest facilities are located in San Antonio and Knoxville, and we have numerous sales facilities throughout the country. We also have service facilities in Singapore and Australia. Each repair and overhaul facility generally focuses on a specific type of engine platform, although our Winnipeg facilities service a number of platforms. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures in the past few years and the redesign of our facilities.

Design and Manufacturing

Most of our parts sales are comprised of aftermarket sales, which consist of replacement parts sales, installation and technical services to customers worldwide. Some initial products are, however, provided to the OEM free of charge in exchange for securing sole- or dual-source orders for spare parts, as is generally done in the industry. Aftermarket customers generally purchase replacement parts from the original manufacturer, as the expense of recertification and the high costs in terms of time and capital for a competitor to develop and produce equivalent parts reduce the amount of potential suppliers.

In fiscal 2003, we estimate that approximately 69% of our design and manufacturing revenues were attributable to the aftermarket. We estimate that we received 16% of our fiscal 2003 revenues from sales of wheels, brakes and braking systems, 6% from sales of engine components such as heat exchangers, coolers, bleed valves and actuation, and 4% from sales of polymer and composite products. The magnitude of these sales is determined by aircraft usage. The demand for our aftermarket parts and services is directly related to our extensive installed base. Generally, parts are replaced after a certain number of landings, at regular intervals based on aircraft flight hours or, in the case of engine or other parts, when the aircraft or engine is undergoing service and repair.

Our products are used on a wide variety of aircraft worldwide. Our engine parts are generally sold to U.S. and European engine OEMs; for example, we estimate that approximately 26% of our fiscal 2003 sales of engine components were to Rolls-Royce, and approximately 9% of our fiscal 2003 sales of engine components were supplied to Pratt & Whitney. We believe that such a large proportion of sales to one customer is typical among engine component manufacturers.

We are generally a sole-source manufacturer for the products we manufacture, although we compete with respect to certain standardized parts. One notable exception is our participation on the Boeing 757 programs, where we were competing with another manufacturer in respect of the initial wheels and brakes installed. This competition will be now be confined to the aftermarket with the announcement from Boeing in 2003 that they would no longer produce the B757 aircraft commencing in 2004. Once an operator selects us as a source, however, our systems cannot be readily replaced as our parts are custom-designed and are generally not replaceable with another vendor's product. Even in the case of parts where another manufacturer might be available, we typically maintain sales of that product over the entire useful life of the platform on which the product is being used.

We estimate that approximately 90% of our fiscal 2003 design and manufacturing revenues were derived from long-term programs. These include long-term supply contracts with the various OEMs, as well as long-term relationships and agreements with military organizations and certain major aircraft operators who have entered into contracts for the life of their fleet. The sole-source nature of many of our aviation parts results in more stable part sales for as long as they are operating aircraft fitted with equipment using those parts. Our contracts with OEMs are generally long-term arrangements containing pricing terms with built-in escalation formulae.

Sales for any particular one of our products over the useful life of an aircraft or engine will vary, but will generally be several times the value of the initially provided parts. For wheels and brakes we generally provide the initially installed products to the OEM free of charge, in order to secure a sole-source position in aftermarket parts sales. We expect that aftermarket sales to significantly exceed the cost of the initial system provided to the OEM. Although we estimate a typical useful life for an aircraft is approximately 25 years, this varies from aircraft to aircraft. Some aircraft, such as the Hawker 800, have useful lives exceeding 25 years, and other aircraft are continually refurbished or retrofitted with new equipment in order to extend their useful lives. Where we have provided our parts when an aircraft is first built, we expect sales relating to those parts to provide significant sales in future years.

The estimated percentage of our design and manufacturing division's revenues derived from each of its main product groups is set forth below.

Product	Fiscal 2003 Revenues (1)	% of Design and Manufacturing Revenues	% of Total Revenues
	(£ in millions)
Wheels, brakes and braking systems	£73.3	60%	16%
Engine components	28.5	23%	6%
Ice protection, composites and seals	19.6	16%	4%
Total	£121.4	100%	27%

(1)	Management estimates of revenues by product.

Wheels, Brakes and Braking Systems.    We design, manufacture and service wheels, brakes and brake management systems for the regional, military, business and large commercial aircraft markets. Wheels and brakes include the brake, main wheel and nose wheel assemblies. Brake management systems consist of digital and analog anti-skid systems, automatic braking systems, electronic brake-by-wire systems and brake temperature monitoring systems. A braking system consists of a combination of brakes and brake management systems. Generally, brakes are replaced after a certain number of landings. We manufacture wheels, brakes or brake management systems for 22 major programs and will provide such systems for two additional aircraft programs that are about to enter either production or service. Information relating to the ten largest programs, in terms of revenues we generated in fiscal 2003, is set out below.

Braking System Program	Brake Type	2003 Revenues (£millions)(1)	Estimated Number of Systems Currently in Use(2)	Classification	Date of Initial Investment/ First Serviced by us	Estimated Product Life-Cycle Stage(3)	Source
Avro RJ (BAe 146)	Carbon	£10.4	380	Regional	1981/1983	Mature(4)	Sole
Boeing 757-200	Carbon and Steel	£9.3	980	Large Commercial	1982/1984	Mature	Dual(5)
ATR 72	Carbon	£6.3	280	Regional	1989/1989	Growth	Sole
Eurofighter	Carbon	£5.5	35	Military	1989/2003	Growth	Sole
Bae Hawk	Steel	£4.6	430	Military	1972/1974	Growth	Sole
Hawker 800 Program	Steel	£4.1	800	Business	1963/1964	Growth	Sole
AV8B/Harrier	Carbon	£3.4	430	Military	1974/1978	Mature	Sole
Gulfstream GIV/SP(6)	Carbon	£2.9	400	Business	1990/1992	Growth	Sole
Fairchild Dornier 328	Carbon	£2.0	90	Regional	1997/1999	Mature(6)	Sole
Tornado	Steel	£1.3	500	Military	1970/1975	Mature	Sole

(1)	Management estimates of revenues per program.
(2)	Management's approximate estimate of the number of such systems that are currently in use worldwide.
(3)	Management's estimate as to whether the worldwide use of such systems is growing has matured or is declining. Some aircraft, such as the Hawker 800 and the BAe Hawk, are still being produced although they were initially introduced more than two decades ago.

(4)	Production of the Avro RJ (Bae 146) and development of the RJX ceased in 2001.
(5)	Approximately 250 of the Boeing 757-200 aircraft in service are fitted with our wheels and carbon brakes which represents 87% of those fitted with carbon brakes, and the remainder are fitted with BF Goodrich wheels and steel or carbon brakes.
(6)	The Gulfstream GIV/SP aircraft is fitted with our equipment for current production but the original Gulfstream GIV was fitted with ABSC equipment and approximately 100 of the 450 total fleet have not been retrofitted to our wheels and brakes.
(7)	In April 2002, Fairchild Dornier filed for bankruptcy. In March 2003 it was formally announced that Fairchild Dornier had been acquired by Avcraft and management believes that production will recommence in early 2005.

Other major aircraft platforms to which we provide brake-related parts include Jetstream 31, 41 and 61, CASA 295 and Fokker F27. In addition, our wheel and braking systems are being installed on the Nimrod 2000, and we were selected as part of a team with Honeywell to provide wheels and carbon brakes for the Joint Strike Fighter and the Airbus A380. The first planes under the Joint Strike Fighter Program are expected to be delivered in 2008 and the first aircraft under the Airbus A380 program are scheduled to be delivered in 2006. With respect to the Joint Strike Fighter, we entered into a binding memorandum of agreement, which expired in February 2004, and was replaced by a sub-contract between Honeywell Inc. and Dunlop Aerospace Limited.

Engine-related Aerospace and Defense Products and Related Applications.    We design and manufacture engine heat exchangers, bleed valves, air/oil separators, actuators and related niche products for a broad range of engines, including those on a wide range of different large and medium-sized aircraft. Engine heat exchangers and bleed valves are precision mechanical components used for aerospace and defense engine applications. Engine heat exchangers control the temperature and pressure of fluids flowing in an engine, while bleed valves transfer surplus air out of the engine compressor to optimize engine stability and performance. We believe we are a leading supplier of large- and medium-sized aircraft engine heat exchangers. We make two types of aircraft heat exchangers: a tubular model and a plate and fin model. We also manufacture other niche products with engine and non engine related aerospace and defense applications, including air/oil separators and actuators. Our parts can be found on a wide variety of regional, business, military and commercial aircraft. In addition, we manufacture combustion heaters for armored and off-road military vehicles.

Rubber and Polymer Products.     We design and manufacture customized, complex, natural and synthetic rubber and polymer products for a wide range of aviation, engineering and other specific applications. These products are used for aircraft access points, wheel bays and aerodynamic seals on the wing, fairings, slats, flaps and other flight surfaces. Our primary rubber and polymer products include:

•	aircraft seals, which are designed to maintain the differential pressure inside and outside the aircraft in the differing conditions created by velocity, altitude and weather;

•	fire seals, which are designed to prevent fires spreading between aircraft compartments;

•	polymer products, which include various valves, rings and seals for use in missiles and weapons, airframes and engines;

•	specialist hoses; and

•	silicone products.

Our products are used by a broad range of customers, primarily in the aerospace and defense industry but also in various other industries, including automobile, pharmaceutical, medical, food, water, hydraulics, electronics, power and transportation. Rubber and polymer products are almost exclusively made to the design and specification of our customers.

Ice Protection Systems and Other Composite Products.     We manufacture electrothermal anti-icing and de-icing systems, which are designed to prevent ice buildup in locations such as engine air intakes. These systems consist of foil heater mats, which are set into the composite materials used to make airframe parts. Many of the systems which we manufacture are used on military aircraft and helicopters. We also manufacture certain niche components, such as composite materials and specialized flexible hoses.

Manufacturing Facilities.    Our manufacturing facilities are located primarily in the United Kingdom and North America. In the United Kingdom, we have two facilities in each of Coventry and Leicestershire and a facility in Birmingham. We also have service facilities in Liege, Belgium and Singapore. In the United States, our largest facility is located in Troy, Indiana, and we also have a facility in Atlanta. We believe that the equipment in use in our various facilities is of high quality, in part a result of capital expenditures in the past few years, including a significant upgrade of our main wheel and brake test facility in Birmingham.

Manufacturing Processes.    Our manufacturing processes differ for each product we manufacture. We produce carbon brakes using Carbon Vapor Deposition, or CVD, furnaces. CVD furnaces are large devices, costing approximately £4 million to £6 million each, and are used to produce carbon brake discs by impregnating carbon fibers with carbon-rich natural gas at extremely high temperatures. The process requires carbon fibers to be woven into sheets from which cut-outs are produced. These pieces are then bonded together in the carbon furnace. The rough product is then machined into the required shape and dimension. We also produce steel brakes, for example, using copper- or iron-based compounds that are sintered and riveted onto a plate. Our machining facilities are used to produce the mechanical components of wheels and brakes, which are specific to each model of aircraft. Our other manufacturing operations use similar machining techniques. Engine bleed valve and heat exchanger manufacturing, generally involves precision turning and machining of stainless steel alloys and aluminum-based alloys and assembly and testing of the manufactured product. A new manufacturing facility was commissioned in 2003 to produce Aluminum MMC material for the A380 wheels and brakes program. This light weight material offers significant weight savings over more traditional metal alloys currently employed in the Aerospace industry.

Sales and Marketing

We market and sell our aerospace and defense products and services to more than 1,400 engine repair and overhaul customers and approximately 1,200 aviation parts customers worldwide, including OEMs; civilian, military, government and industrial end-users; commercial, regional, commuter and charter airlines; corporate fleets; helicopter operators; and third-party overhaul shops. Sales are made through a combination of direct marketing, sales personnel and independent representatives, distributors and various agents. Actual sales methods vary depending on the product or service we are offering, the customer and the market for that product or service. Sales methods include:

•	competitive bids, where we will submit a bid in response to a tender solicitation and the customer will award the contract based on a competitive evaluation;

•	direct sales, where customers are contacted directly by our sales and support network when engine service work is coming due or when we have developed new parts or repairs which we believe the customer may want;

•	indirect sales, where we contract with a local aircraft service provider or with an agent or agency to represent us to a group of customers or in a geographic region on a commission basis; and

•	contracts that incorporate customer amounts payable based on hourly or usage rates and expected repair times, which generally cover larger numbers of engines or brakes and are of longer duration.

We focus on meeting customer needs and building long-term relationships, which allow us to develop both products and processes to meet the specific requirements of those customers.

We have entered into several long-term agreements which are expected to give us an ongoing sales stream. Some of these contracts contain estimates of the services or the number of parts a customer will require over the term of the agreement and define the various responsibilities of the parties. These agreements are often terminable at will by the customer with respect to uncompleted portions of the contract or purchase order. However, we are often the sole source supplier, particularly with respect to parts we manufacture. In such cases, any new aircraft or engines manufactured must incorporate our parts unless the manufacturer is willing to go through the time and expense of obtaining certification for a different supplier.

Prices for engine repair and overhaul services and for aviation parts are set in a number of different ways, generally depending on the service or product offered and the market. Types of contracts that we enter into include:

•	time and material contracts, where labor and materials costs are marked up and, in the case of repair and overhaul contracts, parts are provided at a discount from the OEM new list price;

•	market price contracts, generally used with respect to parts and services which the market believes are in the nature of a commodity;

•	competitive bids, where pricing is determined based on the nature and risk of the contract which is being bid for; and

•	flat rate contracts, where a single price is quoted for services or parts to be provided, varying on the amount of repair and overhaul work required or the number and type of parts to be delivered.

Backlog and Long-Term Contracts

The backlog for repair and overhaul services and manufactured parts consists of a combination of our customers' projected requirements and unfilled orders to be completed per year. It is represented largely by contracts and orders that may be canceled by customers. We estimate that as of December 31, 2003, we had unfilled but outstanding orders worth approximately £60 million for manufactured parts for 2004 and beyond. Our engine repair and overhaul group generally does not have significant amounts of unfilled but outstanding orders, except under certain military contracts.

We estimate that approximately £184 million or 40% of our fiscal 2003 revenues were derived from long-term contracts, many of which are with military and government counter parties. We estimate that approximately £13 million of those revenues was generated from contracts which will end or be terminated under their terms before December 31, 2004, and approximately £15 million of those revenues were generated from contracts which will end or be terminated under their terms before December 31, 2005.

Employees

As of December 31, 2003, we had approximately 4,000 employees worldwide. Of our employees, approximately 34% work in the United Kingdom, 32% in Canada, 28% in the United States, 5% in the Netherlands and 1% in other offices around the world, including Belgium, Australia, France and China. Approximately 63% of our employees are involved in engine repair and overhaul, and approximately 37% of our employees are involved in design and manufacturing. Approximately 4% of our employees are involved in the marketing of our products and services. Approximately 20% of our employees are members of labor unions. We negotiate contracts with our employee unions generally at a business unit level, and most contracts are reviewed annually. We believe that our relations with employees and unions are good. None of our operating divisions has suffered a material work stoppage or strike in the last five years.

Average Employee Numbers	2001	2002	2003
Sales & Administration	1,109	1,124	1,120
Manufacturing	2,668	2,572	2,565
Research & Development	242	268	277
Total Average Employees	4,019	3,964	3,962

Raw Materials

Engine Repair and Overhaul

The primary sources of parts and components for our overhaul operations are the engine OEMs, who largely control the supply of new parts. Other suppliers include parts brokers, airlines and aircraft leasing companies. The supply of parts and components for our aftermarket revenues is affected by the availability of excess inventories that typically become available for purchase as a result of new aircraft purchases by commercial airlines, which reduce the airlines' need for spares supporting the replaced aircraft. Aftermarket supply is also affected by the availability of older, surplus engines that can be purchased for the value of the major parts and components.

Generally, supply needs are determined by the management of each local repair facility. Because of long supplier lead times and the lack of a contracted backlog of orders, local management estimates likely activity to determine the necessary level of inventory. Each major supplier has a price list, which is updated periodically, usually annually, from which we make our purchases. We estimate that in 2003 Rolls-Royce and Pratt & Whitney were our largest and second-largest suppliers, accounting for about £75 million and £32 million, respectively, or approximately 34% and 15%, respectively, of our total material purchases. We have signed supply agreements with all our major OEMs, including Rolls-Royce, which is one of the three largest aircraft engine manufacturers worldwide. We estimate that in 2003 an additional £13 million of Rolls-Royce parts, or approximately 6% of our total material purchases, were purchased from Aviall Inc. of Dallas, Texas which has contracted with Rolls-Royce to distribute T56/501D and A250 spare parts. Rolls-Royce parts are generally not available other than from Rolls-Royce, Aviall Inc. or the surplus parts market. We have no reason to believe that such parts will not continue to be available from Rolls-Royce or Aviall Inc. We have a similar supply agreement with Pratt & Whitney. Our CF34 contract with General Electric is different from these arrangements as we purchase our parts on consignment from General Electric allowing us to reduce our inventory costs.

We have developed procurement practices to ensure that all supplies we receive conform to contract specifications and are maintained on a qualified vendor list. For cost, quality control and efficiency reasons, we generally purchase supplies only from vendors with whom we have on-going relationships and/or whom our customers have previously approved. We have qualified second sources or have identified alternate sources for many of our engine repair and overhaul-related supplies. However, any inability or delay in obtaining needed parts on a timely basis could have a material adverse effect on us, and we have in the past experienced such delays. We choose our suppliers primarily based on the quality of the parts supplied, the record for on-time performance and OEM requirements.

Design and Manufacturing

In selecting suppliers for our manufacturing operations, we consider the conformance of the materials to the required specifications, supplier quality approvals status, delivery lead times, price and supply logistics and performance. Each business unit follows a defined quality system procedure to assess the ability of suppliers to fulfill all certification requirements relating to the aviation parts we produce. Each of our business units is responsible for ordering and purchasing its own materials and has developed certain quality system procedures to control the procurement process and ensure it obtains the best possible material solutions.

Our manufacturing operations, particularly those related to wheels, brakes and braking systems, generally have a mix of long-term supply contracts (with various commitment periods) for raw materials and individual purchase orders. These operations tend to use only single sources to supply raw materials, and we believe that those suppliers have proven reliable in terms of both quality and timeliness of deliveries. We also believe that alternative sources of supply could be developed if necessary, however this may involve initial production set-up costs and qualification costs which may be significant, depending upon the component.

We produce the carbon discs used in the manufacture of our carbon brakes. The raw materials used in this process include specially processed fibers. We do not foresee any reason why we would be unable to continue using our own proprietary process. If we were unable to continue producing carbon discs in sufficient quantity or at all, we believe it would be difficult to secure an alternative supply, due to the proprietary nature of our process.

We have selectively entered into some longer term supply agreements with metal raw material and component parts suppliers for our manufacturing operations. A large proportion of these supply agreements are typically of three years duration and guarantee a fixed price committing to a rolling three month volume. Since we can use a number of raw material suppliers, and because suppliers are sometimes mandated by end customers, we typically do not enter into significant long-term purchase contracts with these suppliers. We do, however, plan for lead times and ensure forward order cover for major raw materials that we use.

Customers

General

We estimate that revenues to our top 10 customers comprised approximately 48% of our fiscal 2003 revenues. Our largest customer, Lockheed Martin, accounted for 19% of revenues in fiscal 2003, including revenues through the Lockheed Martin/Kelly USA contract. In addition, we estimate that revenues to Rolls-Royce were approximately 18% of our fiscal 2003 revenues. Revenues from Rolls-Royce include engine repair and overhaul services, that accounted for approximately 11% of our fiscal 2003 revenues, which we provide to six end-users that maintain separate agreements with Rolls-Royce.

Engine Repair and Overhaul

Civil.    During fiscal 2003, we served a broad base of approximately 1,400 repair and overhaul customers in the civil aviation industry worldwide. The largest of those customers are Rolls-Royce, for whom we provide subcontracting services on a warranty, program or campaign basis, and Skywest Airlines. Corporate customers include both private individuals and company business aircraft and certain helicopter operators in the oil, timber and mining industries. Airline customers tend to be concentrated in North America and range from large regional fleets owned by or servicing major carriers to smaller regional commuter airlines, charter companies and freight and cargo operators.

Military.    During fiscal 2003, our repair and overhaul operations served various customers in the military sector worldwide. The U.S. Air Force, including revenues through the Lockheed Martin/Kelly USA contract and the Canadian Air Force are currently two of our largest repair and overhaul military customers. We estimate that in fiscal 2002, engine repair and overhaul revenues to the U.S. military, including revenues through the Lockheed Martin/Kelly USA contract and sales to the U.S. Coast Guard, accounted for approximately 19% of our total revenues, and sales to the Canadian military accounted for approximately 3% of our total revenues. Much of the work done for these two customers consists of repair and overhaul work on the Rolls-Royce T56 engine used on the C-130 military transport and P-3 maritime surveillance aircraft. We have exclusively performed all this work for the Canadian Air Force since the 1960s and have won a bid that will allow us to provide these services for a new five-year term with options to extend for a further five years. We signed a five year contract with the U.S. Air Force for overflow work in 1997, prior to winning the actual subcontract work at the former Kelly Air Force Base in February 1999. In December of 2003, we were awarded the U.S. Navy T56 contract, which is for one year, with four optional renewal years. The U.S. Navy is the single largest operator of T56 powered aircraft. Other military customers for our products include the Royal Thai Air Force, Columbian Air Force, U.K. Ministry of Defense, and the Royal Dutch Navy. In addition, we have recently been awarded work from the Royal Saudi Air force and the Algerian Ministry of Defense.

Design and Manufacturing

OEMs.    OEM customers for our aerospace and defense products include some of the world's major aircraft and aircraft engine manufacturers, as well as the companies that supply those companies. Our products are installed on a variety of aircraft and engine platforms. OEM customers include Rolls-Royce, Pratt & Whitney, Snecma, BAe Systems, Airbus, Panavia, Gulfstream Aerospace, GKN Westland, Boeing, Dornier and Embraer.

Military.    We also supply components used on U.S. and European-designed military aircraft. Our products are used on a variety of fighter, training, transport and cargo aircraft, bombers and helicopters. Military aircraft using our products include the Hawk, the Goshawk, the Panavia Tornado, the AV8B Harrier and the Jaguar. In addition, we also supply brakes or braking systems to the Eurofighter Typhoon program, the Nimrod 2000 program, and in partnership with Honeywell, we provide carbon brakes for the Joint Strike Fighter program. Our military products are sold to the U.S. military, the U.K. Ministry of Defense, the Defense Logistics Agency, certain other military organizations and airframe OEMs, such as BAe Systems and GKN Westland.

Aftermarket.    Our aftermarket customers include all major aircraft and engine repair facilities and some major airlines worldwide, including Delta Air Lines, British Airways and China Southern Airlines, as well as certain military organizations.

Research and Development, Patents and Licenses

Engine Repair and Overhaul

We have invested £0.5 million, £0.5 million and £0.1 million in 2001, 2002 and 2003, respectively, on research and development activities related to our engine repair and overhaul division. Most of our research and development relating to repair and overhaul focuses on developing new and innovative component repairs for the engines that we service. In particular, we have invested significant resources in developing internal remanufacturing technologies which can deliver more efficient production processes at lower costs and high quality. We have established dedicated facilities with specialized equipment and highly trained engineers to achieve these objectives. An important element of this capability is our designation as a Design Approval Organization as authorized by Transport Canada. This status, which is recognized by the FAA under bilateral agreements, simplifies the approvals of our component repairs in the North American market and with several other allied nations. We work closely with engine OEMs on selected component repairs to gain official recognition, commercial support and wider market access. The primary objectives of our component repair development are to provide market differentiation, by means of lower cost part replacement options, and to increase the value-added content of our engine repair and overhaul projects. Our ability to remanufacture components has also enabled us to minimize the use of subcontractors, which we believe has helped us to enhance delivery, quality control and revenues of our work.

Design and Manufacturing

We have invested £10.2 million, £11.7 million and £10.3 million in 2001, 2002 and 2003 on research and development activities related to our design and manufacturing division. Our design and manufacturing operations are engaged in research and development aimed to develop new products and technologies which improve product performance across a wide range of parameters including operating conditions, weight, size, quality and reliability. Our design and manufacturing operations focus on advanced materials, product design, manufacturing processes, systems and software development and include use of advanced analysis techniques. Research is conducted at the business unit level enabling rapid response to customer and market demands.

We are well advanced in the development of electrically actuated brakes and have achieved full compliance with one of the most stringent of the required tests. Electric brakes are expected to yield substantial system weight savings, improved maintainability and safety with greatly enhanced battlefield survivability. We are a lead participant in electric brake development activity working in conjunction with a major aircraft OEM, defining the standards to be used by that OEM for electric brake architecture and are also researching carbon disc wear phenomena to improve brake life. Sensor technology has been developed for use with our wheels and brakes to include total landing system performance monitoring and diagnostics, where the object is to reduce customer operating costs and spares inventory. Metal matrix composites were developed for use in new aircraft programs. Our valve capability has been extended to include flow management and acoustic control techniques which we believe have applications in both aerospace and non-aerospace markets.

We have a strong focus on capturing and retaining the intellectual property resulting from our research and development investment. To that end, we are active in protecting our inventions through patents, trademarks, licensing and retention of our know-how. Where we do not own the intellectual property, we may seek to license the technology. Of similar importance to patents and trademarks in protecting our intellectual property is our ability to retain design rights for our products through ownership and control of higher assembly drawings.

Competitive Environment

Engine Repair and Overhaul

We believe that the primary competitive features in the market for repair and overhaul services are technological expertise, quality, price, the ability to perform repairs and overhauls within a rapid and reliable turnaround time, the ability to supply spare engines to customers and industry experience. In recent years, we have pioneered several fleet management concepts and programs for larger operators, regional airlines and government organizations.

•	We have multiple competitors in the aviation services industry, including:

•	the service divisions of OEMs, such as Rolls-Royce, Pratt & Whitney, Honeywell and General Electric;

•	large independent organizations such as ACRO, ATI and Sigma, MTU and Dallas Airmotive, all of which operate with some type of authorization from the OEMs;

•	the maintenance departments or divisions of regional or commercial air carriers, some of which also offer maintenance services to third parties, and some military organizations; and

•	small independent, usually owner-operated, regional and often non-OEM authorized repair companies.

We estimate, based on our industry knowledge, that OEMs on average service about 50% of the small to medium-sized aircraft engine repair and overhaul market in which we compete, while authorized independent service providers like us service about 40%. We believe that the remaining 10% of the market is serviced by airlines, the military and other niche service providers. However, the experience can vary significantly from OEM to OEM and from engine platform to engine platform.

We believe that being authorized by the engine OEM is key to long-term sustainable success as an independent service provider and continue to work closely with all OEMs. Access to spare parts and technical data, OEM warranty programs and campaigns are fundamental to profitability and growth. OEMs have several advantages in the repair and overhaul market, including name recognition and their control over the supply of replacement parts. OEMs do not, however, generally have the full capacity to service their entire engine fleet. In addition, many customers seek competitive independent service providers in order to create price competition and stability in the aftermarket. Some governments also require that there be an indigenous or organic repair and overhaul capability, particularly for certain military aircraft.

Design and Manufacturing

Many companies compete with us in this business, generally on the basis of technological expertise, price, product quality, reliability and on-time delivery. At present, the aerospace and defense supplier industry is fragmented and consists of a number of well-capitalized, medium-sized companies offering a broad range of products and services and a large number of smaller specialized companies. Each of our business units competes with various companies, many of which are divisions of larger aerospace and defense companies and some of which are affiliated with OEMs.

Our competitors in the design and manufacturing industry include:

•	Wheels and Brake Systems—divisions of Goodrich, Honeywell, K&F Industries, Messier and Hydro-Aire;

•	Engine-related Aerospace and Defense Products and Related Applications—divisions of Honeywell, Parker, H. Trietler and Sumitomo;

•	Rubber and Polymer Products—divisions of Shamban, Meggitt, Hutchinson and Burke; and

•	Ice Protection Systems and Other Composite Products—divisions of Goodrich, GKN Aerospace, Hamilton Sundstrand and Cox.

Governmental Regulation

The aerospace and defense industry is highly regulated to ensure that products and services meet stringent safety and performance standards. Both of our divisions are regulated by governmental and intergovernmental agencies worldwide, such as the FAA and equivalent government agencies in other countries, and by both aircraft and engine manufacturers' guidelines, both of which generally require that engines be overhauled and that identified engine components be replaced after a certain number of flight hours and/or takeoffs and landings. All aircraft, engines and associated components are subject to stipulated maintenance, repair, overhaul and replacement criteria based on certain numbers of flight hours and/or takeoffs and landings. Inspection, maintenance and repair procedures for the various types of aircraft engines and components are prescribed by regulatory authorities and can be performed only by certified repair facilities and/or by certified technicians. Aircraft component manufacturers are also highly regulated, and must have all of the components they produce certified by the relevant civil airworthiness authority. In some cases, we must obtain certifications from individual OEMs as well, in order to engineer, sell and service parts and components used in specific aircraft platforms.

We currently have all the material certifications we believe we need to conduct our operations. Our repair and overhaul operations were certified by each relevant authority to service each engine that we currently repair and overhaul. Our manufacturing operations have also been approved by the FAA and other regulatory authorities. We believe that we already have all material licenses and certifications that are required by countries where we operate and that we comply with any required procedures in all material respects. However, we may cease to comply with applicable certification requirements or fail to obtain additional certifications we need.

OEM Authorizations

Authorizations by OEMs to perform repair and overhaul services on the engines they manufacture constitute a competitive advantage because of higher discounts on parts and access to technical information provided by the OEM. The OEMs tend to maintain a tight control on authorizations. In certain cases, very few authorizations were granted; for example, we are currently one of only two independent service providers authorized to service the AE2100 and the only independent service provider in North America authorized to service the AE3007 and CF34 engines.

We are currently authorized by the OEMs to service all the engine platforms we service other than those manufactured by Honeywell, which are confined to APUs which are generally not considered flight critical elements of aircraft operation. Authorization agreements are in place for all Rolls-Royce, General Electric and Pratt & Whitney engine platforms we service. No material authorization expires prior to November 1, 2008. In the past, our agreements have generally been renewed or extended at their expiration.

Generally, we have paid an authorization fee to each OEM that has currently authorized us, and in each case we have binding legal contracts. In certain cases, we also pay authorization fees and royalties, or fulfill other conditions set by the OEM in order to renew our authorizations. Our authorizations may not be extended in the future, however, and we may not be able to obtain authorizations for different engine platforms.

Environmental Regulation

We are also regulated under various international, national and local environmental, occupational health and safety and other governmental laws and regulations. Our operations are subject to comprehensive and frequently changing laws and regulations relating to the generation, storage, handling, use and transportation of hazardous materials, to the emission and discharge of such materials into the environment, to the health and safety of our employees and to other environmental matters. Under environmental laws, permits are required for some of our operations, and the issuing authorities could modify, refuse to renew or revoke our permits. Although we have, from time to time, been required to pay fines in connection with violations of certain environmental requirements, we believe that we are currently in substantial compliance with environmental laws. We incur capital and operating costs relating to environmental compliance on an ongoing basis. We do not, however, believe that we will be required under existing environmental laws to expend amounts that would have a material adverse effect on our financial condition or results of operations as a whole.

The requirements of environmental laws, however, continue to become more stringent. In addition, many of our manufacturing facilities are located on properties with a long history of industrial use, including the use, storage and disposal of hazardous materials. Historical practices may have resulted in contamination at these or other facilities which has not yet been detected. Under certain environmental laws, we could be held responsible for some or all of the costs of cleaning up contamination at our facilities, including facilities that we have sold or transferred to other companies, or at waste disposal sites that we use regardless of whether we know of or were responsible for such contamination. We could also be held liable for any personal injury or property damage resulting from such contamination or, more generally, from any releases of hazardous materials resulting from our activities. Although we have not incurred and currently do not anticipate any material liabilities in connection with environmental or occupational safety and health matters, there can be no assurance that future costs relating to these matters will not have a material adverse effect on our financial condition or results of operations as a whole.

Legal Proceedings

We are involved in certain legal proceedings arising in the normal course of our business. We believe that none of these proceedings, either individually or in the aggregate, is likely to have a material adverse effect on our business or our consolidated financial position.

Organization Structure

The following table sets forth selected subsidiaries, including significant subsidiaries, owned, directly or indirectly, by us. We are a wholly owned subsidiary of Dunlop Standard Aerospace Group Limited, which is the ultimate parent company of the Dunlop Standard group of companies.

Name	Country of Incorporation	Percentage of Ownership
Intermediate Holding and Management Services Companies
Dunlop Standard Aerospace (UK) Limited*	United Kingdom	100%
Dunlop Standard Aerospace Overseas Investments Limited*	United Kingdom	100%
Dunlop Limited*	United Kingdom	100%
Dunlop Holdings Limited*	United Kingdom	100%
Dunlop Standard Aerospace Overseas Limited*	United Kingdom	100%
Dunlop Standard Aerospace (US) Inc.*	United States of America	100%
Dunlop Standard Aerospace (Nederland) BV*	Netherlands	100%

Design and Manufacturing
Dunlop Aerospace Limited*	United Kingdom	100%
Dunlop Aviation North America Inc.	United States of America	100%
Stewart Warner South Wind Corporation	United States of America	100%
Dunlop Aviation (SE Asia) Pte Limited	Singapore	100%
Dunlop Aviation Canada Inc.	Canada	100%
Dunlop Aviation Services SA	Belgium	100%

Engine Repair and Overhaul
Standard Aero Inc.*	United States of America	100%
Standard Aero (San Antonio) Inc. *	United States of America	100%
Standard Aero (Alliance) Inc.*	United States of America	100%
Standard Aero Limited*	Canada	100%
Standard Aero (Australia) Pty Limited	Australia	100%
Standard Aero BV*(1)	Netherlands	100%
Standard Aero (Asia) Pte Limited	Singapore	100%
Dunlop Aerospace Parts Inc.	United States of America	100%

*	Denotes "significant subsidiary," within the meaning of Regulation S-X, promulgated under the Securities Act of 1933, as amended
(1)	Effective March 29, 2004, the net assets and operations of Standard Aerospace BV and Standard Aero vof were merged into Standard Aero BV.

All the share capital of the Company is legally and beneficially owned by Dunlop Standard Aerospace Group Limited except for one ordinary share which is held by Dunlop Holdings Limited in trust for Dunlop Standard Aerospace Group Limited.

Dunlop Standard Aerospace Group Limited's authorized share capital comprises ordinary and preference shares being: 617,986 ordinary shares, par value 50 pence per share ("Regular Ordinary Shares"), 882,014 "A" ordinary shares, par value 50 pence per share ("A Ordinary Shares"), and 15,545,455 "B" ordinary shares, par value 50 pence per share ("B Ordinary Shares"), 155,862,000 10% cumulative redeemable preference shares, par value 50 pence per share ("Preference Shares"), and 10,000,000 10% cumulative redeemable preference shares, par value £1 per share (the "Preference Shares"). Together the Regular Ordinary Shares, the A Ordinary Shares and the B Ordinary Shares are collectively the "Ordinary Shares." In respect of issued share capital at December 31, 2003, Doughty Hanson owned 13,500,000 B Ordinary Shares, 50,000 A Ordinary Shares, and 155,862,000 Preference Share, and management shareholders owned 607,054 Regular Ordinary Shares and 489,091 A Ordinary Shares and have options to acquire a further 10,932 Regular Ordinary Shares and 342,923 A Ordinary Shares. As a result, and assuming the management shareholders exercise such options, Doughty Hanson and management shareholders hold approximately 90% and 10%, respectively, of the total voting rights of Dunlop Standard Aerospace Group Limited, which in turn holds 100% of the voting rights in the Company. Prior to the exercise of such remaining options, Doughty Hanson owns approximately 93% of the voting rights. These options expire on September 29, 2008.

Properties

The following table sets forth certain information with respect to our material facilities. We have multiple facilities in certain of these locations.

Location	Approximate Area (square feet)	Type of Ownership Interest	Products / Function
Engine Repair and Overhaul
Winnipeg, Canada	519,000	Owned/Leased	Repair and overhaul
San Antonio, TX	358,000	Leased	Repair and overhaul
Maryville, TN	117,000	Owned	Repair and overhaul
Tilburg, the Netherlands	77,000	Owned	Repair and overhaul
Singapore	23,000	Leased	Repair and overhaul
Sydney, Australia	32,000	Leased	Repair and overhaul
Salisbury, NC	15,000	Leased	Sales, repair and field service
Southlake, TX	7,000	Leased	Sales, repair and field service
Concord, NC	7,000	Leased	Sales, repair and field service
Vancouver, Canada	7,000	Leased	Sales, repair and field service
Montreal, Canada	4,000	Leased	Sales, repair and field service
Oklahoma City, OK	2,500	Leased	Affordable Readiness and Transformation
Godstone, UK	1,800	Leased	Sales
Black Diamond, WA	1,000	Leased	Sales and field service
Van Nuys, CA	700	Leased	Sales and field service
Allentown, PA	300	Leased	Sales and field service
Lafayette, LA	300	Leased	Sales

Design and Manufacturing
Coventry, U.K.	824,000	Owned	Manufacturing and sales
Shepshed, U.K.	101,000	Owned	Manufacturing and sales
Bagworth, U.K.	78,000	Owned	Manufacturing and sales
Birmingham, U.K.	70,000	Owned/Leased	Manufacturing and sales

London (Heathrow), U.K.	15,000	Leased	Sales
Troy, IN	130,000	Owned	Manufacturing
Indianapolis, IN	20,000	Leased	Engineering and sales
Atlanta, GA	5,000	Leased	Sales
Singapore	10,000	Leased	Sales
Liège, Belgium	4,000	Owned	Repairs

We believe that our facilities meet our present needs and that our properties are generally well-maintained and suitable for their intended use. We believe that we generally have sufficient capacity to satisfy the demand for our products and services in the foreseeable future. In 2001, we commenced the building of a purpose-built 40,000 square foot facility in Winnipeg, Canada to house the new CF34 program. The facility was occupied in March 2002 and became operational in the summer of 2002, along with the correlation of the engine test facility with General Electric. Facility expansion in Tilburg, the Netherlands and Maryville, TN were completed in 2002. We are currently constructing a metal matrix composite facility within our Coventry owned facilities which will allow us to produce new technology lightweight components, and expect to complete this facility in 2004 at an estimated cost of £5.6 million, including £2.6 million that has already been invested.

MANAGEMENT

Directors

We and Dunlop Standard Aerospace Group Limited have related but independent management structures. Dunlop Standard Aerospace Group Limited beneficially owns 100% of our shares. Pursuant to the memorandum and articles of association of Dunlop Standard Aerospace Group Limited, Doughty Hanson has the right to appoint an unlimited number of non-executive directors to that company's board of directors. See "Risk Factors—Risks Relating to our Company—Control of the Company."

Dunlop Standard Aerospace Group Limited currently has five directors, three of whom are partners or employees of Doughty Hanson (Nigel Doughty, Ken Terry and Harry Green) and two of whom are employees of Dunlop Standard Aerospace Group Limited (David Shaw and David Unruh).

Directors of the Company

All directors have the same responsibilities, which include certain executive duties. Set forth below is certain information with respect to our directors.

Name	Age	Position
David Shaw	46	Director (appointed December 31, 2001)
David Unruh	51	Director (appointed July 27, 1998)
David Johnson	42	Director (appointed October 1, 1998)
Steven Walker	41	Director and Secretary (appointed October 1, 1998)
John Whelan	54	Director (appointed October 1, 1998)

Executive Officers

Our key executives (who are the same as the key executives of Dunlop Standard Aerospace Group Limited) are:

Name	Age	Position
David Shaw	46	Chief Executive Officer and Director
David Unruh	51	Chief Financial Officer and Director
David G. Johnson	42	Managing Director, Dunlop Aerospace
Paul Soubry, Jr.	41	President, Standard Aero Commercial Services
Lee G. Beaumont	46	President, Standard Aero Government Services
Rene M. van Doorn	49	President, Dunlop Standard Energy
Bruce Clarke	55	Senior Vice-President, Human Resources
Bradley Bertouille	41	Senior Vice-President, Finance and Administration
Edward S. Richmond	48	Senior Vice-President, Strategy and Business Development
Brian Lanoway	52	Senior Vice-President, Strategic Projects
Verna Taylor	39	Senior Vice-President, Operations
Chris Allen	38	Senior Vice-President, Technology

Our directors and executive officers are briefly described below:

David Shaw.    Mr. Shaw joined Standard Aero Limited in 1989 as Director of Engineering and Quality Assurance. After a series of promotions, he became the President of Standard Aero Limited in 1994. In March 2001, Mr. Shaw was appointed our Chief Operating Officer, and in December 2001, Mr. Shaw became our Chief Executive Officer. Before joining us, Mr. Shaw worked with Pratt & Whitney Canada and Garrett Canada, now part of Honeywell International Inc. Mr. Shaw is a professional engineer with a Bachelor of Science degree in Engineering and a Diploma in Management.

David Unruh.    Mr. Unruh began his career with us in 1986 as Director of Finance of Standard Aero Limited. He was promoted to Vice-President of Finance of Standard Aero Limited in 1987, and

to Chief Financial Officer of BTR Aerospace Group in 1995. Mr. Unruh became our Chief Financial Officer in 1998, when our business was acquired by Doughty Hanson and certain management shareholders. He is a Chartered Accountant with a Bachelor of Commerce (Honors) degree and worked for thirteen years with international accounting firms in the United Kingdom, United States and Canada prior to working at Standard Aero Limited.

David G. Johnson.    Mr. Johnson joined BTR in 1995 as the General Manager of BTR Insumat Ltd. He was promoted to Managing Director of the Aero Equipment division of BTR Aerospace Group in 1996 and became our Managing Director, Dunlop Aerospace in March 2002. Prior to joining BTR, Mr. Johnson was a consultant with Lucas Engineering and Systems, and a cell process engineer with Jaguar Cars Ltd. Mr. Johnson holds a Bachelor of Science degree with honors in production engineering and business studies, and a Marketing Diploma. He is a Chartered Engineer and a member of the Institute of Mechanical Engineers.

Steven Walker.    Mr. Walker joined Dunlop Aviation as Financial Director in 1993 after serving as an accountant with Mirrlees Blackstone Limited and as the Financial Director of Pilkington's Tiles Limited. He holds a BA degree in Business Studies and is a member of the Chartered Institute of Management Accountants.

John Whelan.    Mr. Whelan has spent all of his working career with BTR/Dunlop, joining as a Commercial Apprentice in the U.K. Tyre Division in 1968 and working with Dunlop Group Purchasing before joining Dunlop Aviation in 1985. He has been Director and General Manager of our Wheel and Brake Programs since 1991 and was appointed the Director of Marketing and Business Development for our Manufacturing Division in March 2002. Mr. Whelan holds a Masters of Business Administration degree.

Paul Soubry, Jr.    Mr. Soubry joined Standard Aero Limited in 1985 as manager. In 1989 Mr. Soubry was appointed Vice-President Sales and Marketing of Standard Aero Limited. Mr. Soubry became our President, Standard Aero Canadian Operations in March 2001 and was appointed President, Standard Aero Commercial Services in January 2004. He has a Bachelor of Commerce (Honors) degree from the University of Manitoba, and has attended the Executive program at Harvard School of Business.

Lee G. Beaumont.    Mr. Beaumont joined Standard Aero Limited in 1987 as Director of Special Projects. He was promoted to Director, T56 Engine Program in 1989 and transferred to San Antonio to oversee the new Kelly Air Force Base contract in 1999. Mr. Beaumont became our President, Standard Aero U.S. Operations in March 2001 and was appointed President, Standard Aero Government Services in January 2004. He has a Bachelor of Science and Bachelor of Commerce (Honors) degree from the University of Manitoba and has attended the Executive program at Stanford School of Business.

Rene M. Van Doorn.    Mr. van Doorn joined Standard Aero vof based in Tilburg, the Netherlands in 1997 as Executive Director of PW100 Operations. He became our President, Standard Aero International Operations in March 2001 and was appointed President, Dunlop Standard Energy in January 2004. Mr. van Doorn has a Bachelor degree in Electronic and Electrical Engineering and a Master of Business Administration degree from Brunel University in the United Kingdom. He has worked in the aerospace industry for over 20 years, including tenures with Fokker Aircraft and United Technologies (Hamilton Standard, Pratt & Whitney) from 1983 to 1997.

Bruce Clarke.    Mr. Clarke commenced employment with Standard Aero Limited in June 1984. Hired initially as Standard Aero Limited's Training and Development Coordinator, he was promoted to Manager of Employee Relations in 1985, Manager of Human Resources in 1987, and Director of Human Resources in 1989. He was appointed Vice-President, Human Resources in 1990 and became our Senior Vice-President, Human Resources in March 2001. Mr. Clarke is a graduate of the University of Manitoba Master of Business Administration program majoring in Human Resources and Marketing with an undergraduate degree in Arts and Education. Prior to joining Standard Aero Limited, he worked for 10 years in public education in Manitoba.

Bradley Bertouille.    Mr. Bertouille commenced employment with Standard Aero Limited in October 1985. Mr. Bertouille was promoted to Assistant Controller in 1988 and Corporate Controller

in 1990. In 1995, he was appointed Executive Vice-President, Finance and Administration of Standard Aero Limited and became our Senior Vice-President, Finance and Administration in 2001. Mr. Bertouille is a Certified Management Accountant with a Diploma in Business Administration from Red River College. Prior to joining Standard Aero Limited, Mr. Bertouille worked in retail accounting.

Edward S. Richmond.    Mr. Richmond commenced employment with Standard Aero Limited in January 1993 as Director of the PT6A Business Unit. He was subsequently promoted to Executive Vice-President responsible for two major Strategic Business Units, one in Canada and one in the United States, prior to assuming his current role as our Senior Vice-President, Strategy and Business Development in March 2001. Prior to joining us, Mr. Richmond held management positions with UTL Corporation, European Helicopters and General Electric Aerospace. Mr. Richmond is a graduate of the Royal Military College of Canada with a Bachelor of Engineering degree. He is also a graduate of the General Electric Management Institute (Crotonville) and the Wharton Advanced Management Program.

Brian Lanoway.    Mr. Lanoway commenced employment with Standard Aero Limited in April 1983 as Staff Engineer. He was appointed as Director of the Accessories Product Line in 1986 and Director of Information Systems in 1987. In 1990, he was appointed Director of The Change Program at Standard Aero Limited where he was responsible for managing the operational redesign projects throughout Standard Aero Limited. In 1993, he accepted a position with Motor Coach Industries responsible for managing their business process redesign and returned to Standard Aero Limited in 1997 as Executive Vice-President, Strategic Projects. Mr. Lanoway became our Senior Vice-President, Strategic Projects in March 2001. Mr. Lanoway is a Professional Engineer with a Master of Science degree in Mechanical Engineering from the University of Manitoba. After graduation, he worked as a Project Engineer in the automotive industry and ultimately was Chief Engineer for K-Cycle Engines.

Verna Taylor.    Ms. Taylor commenced employment with Standard Aero Limited in June 1987. She began her career at Standard Aero Limited as Staff Engineer. In 1990, she was involved in the redesign of the existing rework facility. Upon completion of the redesign in 1992, Ms. Taylor assumed the role of Operations Engineer and later was promoted to Director of Reworks of Standard Aero Limited in 1993. In 1997, she was promoted to Executive Vice-President, Operations. Ms. Taylor became Senior Vice-President, Operations in March 2002. Ms. Taylor is a Professional Engineer with a Bachelor of Science degree in Industrial Engineering from the University of Manitoba and a graduate of the Master of Business Administration program from the University of Manitoba.

Chris Allen.    Mr. Allen commenced employment with Standard Aero Limited in November 1991. Mr. Allen is a Professional Engineer with a Bachelor of Science degree in Engineering from the University of Manitoba. After five years in mechanical systems design, he began his career at Standard Aero as a Repair Engineer. He was promoted to Operations Engineer and then Manager of Engineering, before relocating to the United States in 1994 as Director of Regional Operations. In 1997, Mr. Allen started up the Marine & Industrial strategic business unit in Canada until it was restructured into Dunlop Standard Energy in 2003. Mr. Allen became our Senior Vice-President, Technology in July 2003.

Compensation

Total salaries, bonuses, pension payments and other amounts paid by Dunlop Standard Aerospace Group Limited, us and our subsidiaries or their predecessor operations to the current members of our board of directors and the key executives who were employed by us as key executives in 2003 were approximately £1.93 million (2002: £1.92 million). We expect to compensate our directors and executive officers in accordance with their respective positions with us, and their performance against agreed business objectives.

At December 31, 2003 our board of directors and key executives held options available to be exercised of 320,846 Ordinary Shares (2002: 320,846). The total number of all classes of Ordinary Shares held by our board of directors and key executives was 559,672 (2002: 692,754).

Management Incentive Compensation Scheme.    A group of management employees, selected each year by our chief executive officer on the basis of their significant contributions to our performance,

participate in a management incentive compensation scheme. Pursuant to this scheme, these management employees may receive payments generally equal to up to 30% of their annual base salary if we, as a whole, reach, or the individual management employee's relevant division reaches, certain financial targets measured against our business plan for that year.

Retirement Plans.    Our executive officers in Canada and the United States participate in tax-advantaged defined contribution pension plans in which we match the individual employee's contributions up to 5% of that employee's salary, subject to government-mandated limits on employee contributions. Our executive officers in the United Kingdom participate in a defined benefit pension plan, which we believe has terms consistent with those offered by comparable employers in the United Kingdom.

Employment Agreements.    We have entered into employment agreements with all of our directors and executive officers, including Messrs. Shaw and Unruh, who serve as members of the board of directors. These agreements are generally for a period of twelve to thirty-six months with automatic renewal in the absence of notice of termination. Each of the employment agreements contains a non-competition provision which prevents the executive officer from working for one of our competitors for at least one year after a voluntary termination of employment.

Board Practices

The Board.    At December 31, 2003, the board of directors was comprised of five directors. In addition to the Chairman, David Shaw, there were four other executive directors. The board of directors meets when required. The board of directors does not have an audit or compensation committee. Our parent, Dunlop Standard Aerospace Group Limited, appointed our directors to serve on our board and may remove a director at any time.

Internal Controls.    The executive directors acknowledge that they have overall responsibility for our systems of internal control. The systems are designed to manage rather than eliminate the risk of failure to achieve our objectives, safeguard our assets against loss, fairly report our financial performance and position and to ensure compliance with relevant legislation, regulation and best practice. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are regularly reviewed by the board of directors to deal with changing circumstances. For a summary of key financial risks inherent in our business, see "Risk Factors."

RELATED PARTY TRANSACTIONS

The shareholders of Dunlop Standard Aerospace Group Limited have entered into the Investment Agreement, which governs certain rights of, and voting restrictions among, the parties. The Investment Agreement gives Doughty Hanson enhanced rights over our operations and control of both us and our parent company. In particular, Doughty Hanson will be able to prevent us or our parent company from engaging in certain transactions outside the ordinary course of business. In addition, although the members of our board of directors and the boards of directors of our subsidiaries control the operations of those entities, Doughty Hanson has the right to appoint (1) a special director (the "Special Director") with additional powers and (2) an unlimited number of non-executive directors to the board of Dunlop Standard Aerospace Group Limited (of which two are currently appointed) regardless of the number of directors on that board. Doughty Hanson is entitled to appoint an unlimited number of non-executive directors so long as it continues to hold 75% of the B Ordinary Shares. The Management Shareholders are entitled to appoint one director, who is expected to be the chief executive officer. The Special Director and the non-executive directors will be appointed or removed by Doughty Hanson following written notice to us and subject to the prior written consent of the Special Director.

Doughty Hanson may receive fees should any public offering of our equity or the equity of Dunlop Standard Aerospace Group Limited occur or if Doughty Hanson provides advice to us in connection with another transaction, such as an acquisition. In addition, we may provide compensation to certain employees of Doughty Hanson in their individual capacities as our employees or directors or as employees or directors of Dunlop Standard Aerospace Group Limited, the amount of which is not material to our business.

THE EXCHANGE OFFER

This is a summary of material provisions of the Exchange Offer and the Registration Rights Agreement entered into by and among us, and the initial purchaser as of February 10, 2004 (the "Registration Rights Agreement"). It does not purport to be complete and reference is made to the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the registration statement and a copy of which is available as set forth under the heading "Summary—Where You Can Obtain More Information."

Terms of the Exchange Offer

Exchange of Book-Entry Interests

In connection with the exchange offer, a holder may tender Book-Entry Interests in the New Notes (the "Initial Book-Entry Interests") to the exchange agent in exchange for Book-Entry Interests in exchange notes (the "Exchange Book-Entry Interests") which are traded through DTC. In such case, the exchange agent will exchange a like principal amount of Exchange Book-Entry Interests for the Initial Book-Entry Interests tendered. Except as described below, the terms and conditions for exchanging Initial Book-Entry Interests for Exchange Book-Entry Interests are identical to those for exchanging New Notes for exchange notes. Our exchange agent will also act as exchange agent for the Book-Entry Depositary in effecting these exchanges.

General

We issued the New Notes on February 4, 2004. In the United States we issued them in a private placement and outside the United States we issued them pursuant to Regulation S under the Securities Act. In connection with the issuance of the New Notes pursuant to a purchase agreement dated as of February 4, 2004 by and among us and the initial purchaser (the "Purchase Agreement"), the initial purchaser and its assignees became entitled to the benefits of the Registration Rights Agreement.

The Registration Rights Agreement requires us to file the registration statement (of which this prospectus is a part) for a registered exchange offer relating to an issue of New Notes and Initial Book-Entry Interests therein identical in all material respects to the New Notes and Initial Book-Entry interests therein but which are registered under the Securities Act and contain no restrictive legend or provisions relating to liquidated damages. Under the Registration Rights Agreement, we are required to:

•	use our reasonable best efforts to file the registration statement no later than 90 calendar days after the date the New Notes were originally issued (the "Issue Date"),

•	use our reasonable best efforts to cause the registration statement to become effective no later than 150 days after the Issue Date,

•	keep the exchange offer effective for not less than 20 business days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the New Notes, and

•	use our best efforts to consummate the exchange offer no later than 180 days after the Issue Date.

The exchange offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy those requirements under the Registration Rights Agreement.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all Book-Entry Interests in the New Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Exchange notes and Book-Entry Interests therein will be issued in exchange for an equal principal amount of outstanding New Notes and Book-Entry Interests therein accepted in the exchange offer. The New

Notes and Book-Entry Interests therein may be tendered only in integral multiples of $1,000. As of the date of this prospectus, New Notes representing $120,000,000 aggregate principal amount are outstanding. This prospectus, together with the letter of transmittal, will be sent to all record holders of the New Notes and Initial Book-Entry Interests as of              , 2004. The exchange offer is not conditioned upon any minimum principal amount of New Notes being tendered in exchange. However, our obligation to accept New Notes for exchange is subject to certain conditions as set forth herein under "—Conditions."

New Notes will be deemed accepted only when, as and if we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders of New Notes and Book-Entry Interests therein for the purposes of receiving the New Exchange Notes and Book-Entry Interests therein and delivering them to the holders.

Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to other issuers, we believe that the exchange notes and Book-Entry Interests issued in the exchange offer may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not a broker-dealer who acquired the New Notes or Initial Book-Entry Interests directly from us for resale pursuant to Rule l44A under the Securities Act or any other available exemption under the Securities Act;

•	the holder is not our "affiliate" or "promoter", as that term is defined in Rule 405 under the Securities Act;

•	the New Exchange Notes or Exchange Book-Entry Interests are acquired in the ordinary course of the holder's business and the holder is not engaged in, and does not intend to engage in, a distribution of the New Exchange Notes or Exchange Book-Entry Interests therein and has no arrangement or understanding with any person to participate in a distribution of the New Exchange Notes or Exchange Book-Entry Interests.

By tendering the New Notes or Book-Entry Interests therein in exchange for New Exchange Notes or Book-Entry Interests therein, you, unless you are a broker-dealer, will represent to us that, among other things:

•	any New Exchange Notes or Exchange Book-Entry Interests to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the New Exchange Notes or Exchange Book-Entry Interests and have no arrangement or understanding to participate in a distribution of the New Exchange Notes or Exchange Book-Entry Interests;

•	you are not our affiliate or promoter, as defined in Rule 405 under the Securities Act;

•	if you are a broker-dealer, that you acquired the New Notes or Initial Book-Entry Interests as a result of market-making activities or other trading activities and will deliver a prospectus in connection with any resale of the exchange notes or Exchange Book-Entry Interests and

•	if you are a person in the United Kingdom, that acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of your business are ordinary activities for you.

If you are engaged in or intend to engage in a distribution of the New Exchange Notes or Exchange Book-Entry Interests or have any arrangement or understanding with respect to the distribution of the New Exchange Notes or Exchange Book-Entry Interests to be acquired pursuant to the exchange offer, or if you are an "affiliate" or "promoter", you may not rely on the aforementioned interpretations and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

If you are a broker-dealer that receives New Exchange Notes or Exchange Book-Entry Interests for your own account in the exchange offer, you must acknowledge that you will deliver a prospectus in connection with any resale of those New Exchange Notes or Exchange Book-Entry Interests. The letter of transmittal states that by so acknowledging and by delivery a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Exchange Notes received in exchange for New Notes or Exchange Book-Entry Interests therein where such New Notes or Book-Entry Interests therein were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for a period of time not to exceed 180 days after the registration statement is declared effective (subject to extension under certain circumstances) for use in connection with any such resale. See "Plan of Distribution."

In certain circumstances, if we are unable to consummate the exchange offer, we may be required to:

•	as promptly as practicable, file with the Securities and Exchange Commission a shelf registration statement covering resales of the New Notes,

•	use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act and

•	use our best efforts to keep effective the shelf registration statement until the earlier of two years after Issue Date (or a shorter period under certain circumstances) or such time as all of the applicable New Notes have been sold thereunder.

Consequences of Failure to Exchange

Upon consummation of the exchange offer, subject to certain exceptions, if you do not exchange your New Notes or Book-Entry Interests therein for New Exchange Notes or Book-Entry Interests therein in the exchange offer you will no longer be entitled to registration rights and will not be able to offer or sell your New Notes or Initial Book-Entry Interests, unless the New Notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, we will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Amendments; Termination

The term "expiration date" shall mean                 , 2004 (20 business days following the commencement of the exchange offer), unless the exchange offer is extended if and as required by applicable law, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and may notify the holders of the New Notes by mailing an announcement or by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right to delay acceptance of any New Notes or Initial Book-Entry Interests, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of New Notes or Initial Book-Entry Interests not previously accepted if any of the conditions set forth herein under "—Conditions" shall have occurred and we have not waived that condition, if we are permitted to waive: by giving oral or written notice of such delay, extension or termination to the exchange agent. We also reserve the right to amend the terms of the exchange offer in any manner we deem to be advantageous to the holders of the New Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of the delay to the exchange agent. If the exchange offer is amended in a manner we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform you of the amendment including providing public announcement, or by giving you oral or written notice.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement.

Interest on the New Exchange Notes

The New Exchange Notes will accrue interest payable in cash at 11 7/8% per annum, from the later of:

•	the last interest payment date on which interest was paid on the New Notes surrendered in exchange therefor; or

•	if the New Notes are surrendered for exchange on a date subsequent to the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment.

Procedures for Tendering

To tender in the exchange offer, you must complete, sign and date the letter of transmittal or a facsimile of it, have the signatures guaranteed if required, and mail or otherwise deliver the letter of transmittal or facsimile, or an agent's message together with the New Notes and/or Initial Book-Entry Interests and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, either:

•	certificates for the New Notes and/or Initial Book-Entry Interests must be received by the exchange agent along with the letter of transmittal,

•	a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of the Initial Book-Entry Interests, if such procedure is available, into the exchange agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility" or "DTC") pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

•	you must comply with the guaranteed delivery procedures described below under "—Guaranteed Delivery Procedures."

The method of delivery of New Notes, Initial Book-Entry Interests, letters of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand-delivery service. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal, New Notes or Initial Book-Entry Interests should be sent to us.

Delivery of all documents must be made to the exchange agent at its address set forth below. You may also request their respective brokers, dealers, commercial banks, trust companies or nominees to tender New Notes or Initial Book-Entry Interests for you.

The term "agent's message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering Initial Book-Entry Interests that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the prospectus and the letter of transmittal, and that the Company may enforce this agreement against the participant.

Only a holder of New Notes may tender those New Notes in the exchange offer. Your tender of New Notes or Initial Book-Entry Interests will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Any beneficial owner whose Initial Book-Entry Interests are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on his or her behalf. If the beneficial owner wishes to tender on his or her own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his or her Initial Book-Entry

Interests, either make appropriate arrangements to register ownership of the Initial Book-Entry Interests in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"), unless the Initial Book-Entry Interests tendered pursuant thereto are tendered:

•	by a registered holder (or by a participant in DTC whose name appears on a security position listing as the owner) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and the Exchange Book-Entry Interests are being issued directly to such registered holder (or deposited into the participant's account at DTC); or

•	for the account of an Eligible Institution.

If the letter of transmittal is signed by the recordholder(s) of the Initial Book-Entry Interests tendered thereby, the signature must correspond with the name(s) written on the face of the Initial Book-Entry Interests without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the Initial Book-Entry Interests. If the letter of transmittal is signed by a person other than the registered holder of any Initial Book-Entry Interests listed therein, those Initial Book-Entry Interests must be endorsed or accompanied by bond powers and a proxy that authorize such person to tender the Initial Book-Entry Interests on behalf of the registered holder, in each case as the name of the registered holder or holders appears on the Initial Book-Entry Interests.

If the letter of transmittal or any New Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless we have waived the requirement, must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

Your tender will be deemed to have been received as of the date when your duly signed letter of transmittal accompanied by

•	New Notes and/or Initial Book-Entry Interests;

•	a timely confirmation received of a transfer of Initial Book-Entry Interest into the exchange agent's account at DTC with an agent's message; or

•	a notice of guaranteed delivery from an Eligible Institution is received by the exchange agent. Issuances of exchange notes or Book-Entry Interests therein in exchange for New Notes or Book-Entry Interests therein tendered pursuant to a notice of guaranteed delivery by an Eligible Institution will be made only against delivery of the letter of transmittal and delivery by an Eligible Institution will be made only against delivery of the letter of transmittal and any other required documents, and the tendered New Notes or Book-Entry Interests therein or a timely confirmation received of a book-entry transfer of New Notes or Book-Entry Interests therein into the exchange agent's account at DTC with the exchange agent.

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered New Notes or Initial Book-Entry Interests. Our determination will be final and binding. We reserve the absolute right to reject any and all New Notes or Initial Book-Entry Interests not properly tendered or any New Notes or Initial Book-Entry Interests which, if accepted, would in our opinion or the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offer or irregularities in connection with tenders of New Notes or Initial Book-Entry Interests must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities to you or anyone else with respect to tenders of New Notes or Initial Book-Entry Interests, nor shall we or they incur any liability for failure to give such notification. Tenders of New Notes or Initial Book-Entry Interests will not be deemed to have been made until such irregularities have been cured or waived. Any New Notes or Initial Book-Entry Interests received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such New Notes or Initial Book-Entry Interests, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion, subject to the provisions of the Indenture, to:

•	purchase or make offers for any New Notes or Book-Entry Interests therein that remain outstanding subsequent to the expiration date or, as set forth under "—Expiration Date; Extensions; Amendments; Termination," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

•	to the extent permitted by applicable law, purchase New Notes or Book-Entry Interests therein in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Acceptance of New Notes for Exchange: Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, all New Notes and Initial Book-Entry Interests relating thereto properly tendered will be accepted, promptly after the expiration date, and the New Exchange Notes and Exchange Book-Entry Interests relating thereto will be issued promptly after acceptance of the New Notes. See "—Conditions" below. For purposes of the exchange offer, New Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice thereof to the exchange agent.

In all cases, issuance of New Exchange Notes and Book-Entry Interests therein for New Notes and Book-Entry Interests therein that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such New Notes or Book-Entry Interests or a timely Book-Entry Confirmation of such New Notes or Book-Entry Interests into the exchange agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal and all other required documents. If we do not accept any tendered New Notes or Initial Book-Entry Interests for any reason set forth in the terms and conditions of the exchange offer or if you submit New Notes or Initial Book-Entry interests for a greater principal amount than you desire to exchange, such unaccepted or non-exchanged New Notes and Book-Entry Interests therein will be returned without expense to you as promptly as practicable after the exchange offer expires or terminates. In the case of Initial Book-Entry Interests tendered by the book-entry transfer procedures described below, the non-exchanged Initial Book-Entry Interests will be credited to an account maintained with the Book-Entry Transfer Facility.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Initial Book-Entry Interests at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Initial Book-Entry Interests by causing the Book-Entry Transfer Facility to transfer such Initial Book-Entry Interests into the exchange agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer, an agent's message or the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under

"—Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with. All references in the prospectus to deposit of New Notes shall be deemed to include the Book-Entry Transfer Facility's book-entry delivery method.

Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If a holder of the New Notes or a registered holder of the Initial Book-Entry Interests desires to tender the New Notes or the Initial Book-Entry Interests, and the New Notes or the Initial Book-Entry Interests are not immediately available, or time will not permit the holder's New Notes or Initial Book-Entry Interests or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, a tender may be effected if:

(1)	the tender is made through an Eligible Institution;

(2)	prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal or facsimile thereof and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the New Notes or Initial Book-Entry Interests and the amount of New Notes or Initial Book-Entry Interests tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the expiration date, the certificates for all physically tendered New Notes or Initial Book-Entry Interests, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

(3)	the certificates for all physically tendered New Notes or Initial Book-Entry Interests, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five New York business days after the expiration date.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of New Notes or Initial Book-Entry Interests may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time, on the business day prior to the expiration date at the address set forth below under "—Exchange Agent" and prior to our acceptance of your New Notes or Book-Entry Interests relating thereto for exchange. Any notice of withdrawal must:

(1)	specify the name of the person having tendered the New Notes or Book-Entry Interests relating thereto to be withdrawn (the "Depositor");

(2)	identify the New Notes or Book-Entry Interests relating thereto to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of such New Notes or Book-Entry Interests relating thereto;

(3)	be signed by the Depositor in the same manner as the original signature on the letter of transmittal by which such New Notes or Book-Entry Interests relating thereto were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the New Notes to register the transfer of such New Notes or Book-Entry Interests relating thereto into the name of the Depositor withdrawing the tender;

(4)	specify the name in which any such New Notes or Book-Entry Interests relating thereto are to be registered, if different from that of the Depositor; and

(5)	if the Initial Book-Entry Interests have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the Depositor.

We will determine all questions as to the validity, form and eligibility, time or receipt of such notices. Our determination will be final and binding on all parties. Any New Notes or Initial Book-Entry Interests relating thereto so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any New Notes or Initial Book-Entry Interests that have been tendered for exchange and that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Initial Book-Entry Interests tendered by book-entry transfer, such Initial Book-Entry Interests will be credited to an account maintained with the Book-Entry Transfer Facility for the New Notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn New Notes or Initial Book-Entry Interests may be re-tendered by following one of the procedures described under "—Procedures for Tendering" and "—Book-Entry Transfer" above at any time on or prior to the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, New Notes or Initial Book-Entry Interests will not be required to be accepted for exchange, nor will New Exchange Notes or Exchange Book-Entry Interests be issued in exchange for any New Notes or Initial Book-Entry Interests, we may terminate or amend the exchange offer as provided herein before the acceptance of such New Notes or Initial Book-Entry Interests, if:

(1)	because of any change in law, or applicable interpretations by the Securities and Exchange Commission, we determine that we are not permitted to effect the exchange offer;

(2)	an action is proceeding or threatened that would materially impair our ability to proceed with the exchange offer; or

(3)	not all government approvals that we deem necessary for the consummation of the exchange offer have been received.

We have no obligation to, and will not knowingly, permit acceptance of tenders of New Notes or initial Book-Entry Interests:

•	from our affiliates or promoters within the meaning of Rule 405 under the Securities Act;

•	for any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations by the Securities and Exchange Commission; or

•	if the New Exchange Notes or Exchange Book-Entry Interests to be received by such holder or holders of New Notes or Initial Book-Entry Interests in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the "blue sky" or securities laws of substantially all of the states of the United States.

Accounting Treatment

The New Exchange Notes will be recorded at the same carrying value as the New Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The costs of the exchange offer and the unamortized expenses related to the issuance of the New Notes will be amortized over the term of the exchange notes.

Exchange Agent

The Bank of New York has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent at these addresses:

For information or confirmation:

By Overnight Courier or by Hand:
The Bank of New York
101 Barclay Street, 7E
New York, New York 10286
Attention: Reorganization Unit – Carolle Montreuil

By Registered or Certified Mail:
The Bank of New York
101 Barclay Street, 7E
New York, New York 10286
Attention: Reorganization Unit – Carolle Montreuil

By Facsimile:
(212) 298-1915
Attention: Reorganization Unit – Carolle Montreuil

By telephone:
(212) 815-5920

Attention: Carolle Montreuil

In addition, we have appointed Banque Générale du Luxembourg S.A. as the exchange agent in Luxembourg, which may be contacted as follows:

50, avenue J.F. Kennedy
L-2951 Luxembourg

Grand Duchy of Luxembourg
Attention: Listing & Documentation
Telephone: +352 4242
Fax Number: +352 4242 9144

The prospectus, the letter of transmittal and all other documents pertaining to the exchange offer will be available through, and obtainable from, the office of Banque Générale du Luxembourg. Banque Générale du Luxembourg will perform all services required in relation to the exchange offer, and New Notes can be surrendered to and exchange notes received from it.

Fees and Expenses

We will pay the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail, however, additional solicitations may be made by telegraph, telecopy or in person by our officers and regular employees.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the New Notes, and in handling or forwarding tenders for exchange.

We will pay expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and Trustee and accounting, legal, printing and related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of New Notes or Book-Entry Interests relating thereto pursuant to the exchange offer. If, however:

•	certificates representing New Exchange Notes or New Notes or Book-Entry Interests relating thereto for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the New Notes or Book-Entry Interests relating thereto tendered, or

•	if tendered Initial Book-Entry Interests are registered in the name of any person other than the person signing the letter of transmittal, or

•	if a transfer tax is imposed for any reason other than the exchange of New Notes or Initial Book-Entry Interests pursuant to the exchange offer,

then the amount of any such transfer taxes, whether imposed on the holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The Credit Agreement

Together with our parent and certain of our subsidiaries, we are a party to a Credit Agreement with Mizuho Corporate Bank, Limited, as arranger, facility agent, security agent and syndication agent. The address of Mizuho Corporate Bank, Limited is River Plate House, 7-11 Finsbury Circus, London, England.

As of December 31, 2003, we had £220.4 million in total debt outstanding and £30.1 million available in undrawn commitments under the Credit Agreement.

Total short-term borrowings amounted to £50.7 million as of December 31, 2003 which consisted of the current portion of bank loan repayments scheduled under the Credit Agreement and £23.0 million outstanding under our Tranche D revolving credit facility, discussed below. The Credit Agreement contains a £50.0 million revolving credit facility, designated as the Tranche D revolving credit facility. At December 31, 2003, in addition to the £23.0 million outstanding borrowing discussed above, approximately £11.4 million of our Tranche D commitments were unavailable as a result of offsets required by the Credit Agreement for any outstanding bank overdraft lines established for our local operating units.

Our long-term debt consists in part of senior term debt facilities provided under the Credit Agreement. The facilities under this agreement include three separate Tranches, Tranches A, B and C, which provide approximately £162.9 million in borrowings all of which were drawn at December 31, 2003. These loans have maturities ranging from April 2006 to October 2007 and bear interest at rates based on the London Interbank Offered Rate ("LIBOR"). These bank loans, along with the Tranche D revolving credit facility described above and the capital expenditure facility described below, are secured by substantially all the shares of our direct and indirect subsidiaries, as well as security interests in certain assets of these subsidiaries except for our subsidiaries located in the Netherlands, Singapore and Australia.

The Tranche E facility provides funding for our CF34 capital expenditure requirements, in addition to an amount of approximately £24.1 million which was drawn on October 1, 1998, as part of the financing of the acquisition by Doughty Hanson of the Company from BTR plc. At December 31, 2003, we had £34.6 million of borrowings outstanding under the Tranche E facility and a further £14.5 million committed but undrawn at that date. In connection with our obtaining the CF34 engine service authorization, we renegotiated the Credit Agreement to provide that the remaining Tranche E facility would be available exclusively to finance the CF34 service program. The total facility was reduced from £75.0 million to £49.1 million as a result. The Credit Agreement was also amended to increase the interest margins applicable to loans under the Credit Agreement by 25 basis points. We also paid the lenders a one-time fee of £0.35 million in connection with the amendment.

The Credit Agreement was amended on January 29, 2004, to enable us to pursue a proposed acquisition and to enable us to fulfill our anticipated working capital requirements in connection with recently awarded significant U.S. government contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Business Initiatives." Pursuant to that amendment, $25.0 million of the proceeds from the offering of the New Notes was placed into an account secured in favor of the lenders to be used as partial payment for the proposed acquisition. We agreed with the lenders under the Credit Agreement at the time of the offering of the New Notes that if the proposed acquisition was not closed by May 31, 2004, we would use the proceeds in the escrow account to redeem the Notes. As we will not close the acquisition by May 31, 2004, we will use approximately $25 million of the proceeds in the escrow account to redeem a portion of the Notes (which includes both the Initial Notes and the New Notes) (and the New Exchange Notes, if the exchange offer has been completed at the time of such redemption) pursuant to the optional redemption provision of the indenture relating to the New Notes and the New Exchange Notes. See "Description of Notes—Redemption—Optional Redemption." As a result of these amendments, we paid the lenders a one-time fee of £0.65 million.

Under the Credit Agreement, we have to make mandatory prepayments in certain circumstances, including from the proceeds of certain material asset disposals and insurance claims. We are also permitted to make voluntary prepayments on the loans under the Credit Agreement. Our Credit Agreement restricts us in various ways described elsewhere herein. See "Risk Factors—Risks Relating to the Notes—Substantial Debt." We will also have to comply with certain financial covenants which will include the obligation to maintain the following financial ratios at specified minimum levels:

•	consolidated earnings before interest, taxes, depreciation and amortization to consolidated net interest payable under the Credit Agreement;

•	consolidated cash flow to consolidated total debt service requirement;

•	total senior net debt to consolidated earnings before interest, taxes, depreciation and amortization; and

•	consolidated total net debt to consolidated net worth.

In addition, the Credit Agreement places limitations on our ability to make capital expenditures.

The Credit Agreement Guarantee

The obligations of Dunlop Standard Aerospace Group Limited and its subsidiaries and the related hedging obligations under the Credit Agreement are guaranteed by the Company, pursuant to a guarantee (the "Credit Agreement Guarantee"). The Company's obligations under the Credit Agreement Guarantee are secured by liens on substantially all the assets of the Company now owned or hereafter acquired, which are expected to consist primarily of the capital stock of Dunlop Standard Aerospace (UK) Limited.

Because of the pledge of the assets of the Company to secure the Credit Agreement Guarantee, in the event of a bankruptcy, reorganization, insolvency, receivership, winding up or similar proceeding relating to the Company, holders of bank indebtedness which are creditors of the Company as a result of the Credit Agreement Guarantee may recover more, ratably, than the holders of the Notes, even if the Notes are pari passu with their claims. In such event, after giving effect to such pledge, there may be insufficient assets or no assets remaining to pay interest or principal on the Notes.

11 7/8% Senior Notes Due 2009

On May 13, 1999, we completed the offering of the Initial Notes, which consisted of $225.0 million of 11 7/8% Senior Notes due 2009. The Initial Notes and the New Notes constitute a single class of debt securities and have the same terms. See "Description of Notes." In October 1999, we completed the exchange of the Initial Notes for new Initial Notes with substantially identical terms, except that the new Initial Notes are generally freely tradeable. On February 10, 2004, we completed the offering of the New Notes, which consisted of an additional $120.0 million of 11 7/8% Senior Notes due 2009.

DESCRIPTION OF NOTES

The New Exchange Notes will be issued and the New Notes were issued (together, the "Supplemental Notes") as additional notes pursuant to the Indenture dated as of May 13, 1999, as amended by a First Supplemental Indenture dated as of February 10, 2004, between the Company and The Bank of New York, as Trustee (the "Indenture"). On May 13, 1999, we issued $225.0 million aggregate principal amount of 11 7/8% Senior Notes due 2009 (the "Initial Notes") under the Indenture. The Initial Notes were exchanged for notes registered under the Securities Act (the "Initial Exchange Notes"). The Initial Notes and the Initial Exchange Notes are collectively referred to in this Description of Notes as the "Existing Notes."

The Supplemental Notes offered hereby and the Existing Notes will be treated as a single series under the Indenture, including for purposes of determining whether the required percentage of the holders of record has given approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all of the holders. The Supplemental Notes and the Existing Notes are referred to collectively as the "Notes." The Supplemental Notes represent approximately 34.8% of all the Notes issued under the Indenture as of the date of closing of the offering of the New Notes.

The following description is a summary of certain provisions of the Indenture and Registration Rights Agreement with respect to the Notes. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Registration Rights Agreement, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Capitalized terms used in this section of the prospectus are defined under "—Certain Definitions" below. As used in this section of the prospectus entitled "Description of Notes," the "Company" means Dunlop Standard Aerospace Holdings plc and does not include any of its Subsidiaries or affiliates unless the context requires otherwise. Copies of the Indenture, as well as the Supplemental Indenture and Registration Rights Agreement are available upon request from the Company.

General

The New Notes are, and the New Exchange Notes will be, general unsecured, unsubordinated senior obligations of the Company and will rank pari passu with all existing and future unsubordinated Indebtedness of the Company. The New Notes are, and the New Exchange Notes will, however, be effectively subordinated to Indebtedness pursuant to the Credit Agreement, other secured Indebtedness and all Indebtedness and other liabilities and commitments (including trade payables and capital lease obligations) of the Company's Subsidiaries. As of December 31, 2003, after giving effect to this offering and the use of proceeds therefrom, the Company and its Subsidiaries had obligations, liabilities and commitments totaling £529.3 million ($942.2 million). This amount includes £197.4 million ($351.4 million) of liabilities of its Subsidiaries under the Credit Agreement. The Company has guaranteed all obligations under the Credit Agreement on a secured basis. The Company's Subsidiaries would have had additional availability of £53.1 million ($94.6 million) as of December 31, 2003 for borrowings under the Credit Agreement (subject to the conditions specified therein, including the making of certain shareholder contributions), all of which would also were guaranteed by the Company on a secured basis and would have been effectively senior to the Notes. The Indenture will permit the incurrence of additional Indebtedness, including Indebtedness which could be effectively senior to the Notes or guaranteed on a secured basis, in the future. See "Risk Factors—Risks Relating to the Notes—Structural Subordination of the Notes" and "—Ranking."

Principal, Maturity and Interest

The Company issued the Existing Notes on May 13, 1999, in the aggregate principal amount of $225.0 million and issued the New Notes with a maximum aggregate principal amount of $120.0 million on February 10, 2004. The Notes will mature on May 15, 2009. In the event of any future offering of Notes as described under "—Additional Notes" below, the notes offered thereby would have the same terms as the Existing Notes and the Supplemental Notes. Cash interest on the

Supplemental Notes will accrue at the rate per annum of 11 7/8% from November 15, 2003 and be payable semi-annually in arrears on each May 15 and November 15 (each, an "Interest Payment Date"), commencing May 15, 2004, to the Book-Entry Depositary (as hereinafter defined) in the case of the Global Notes (as hereinafter defined) and to holders of Definitive Registered Notes (as hereinafter defined), if any, on the May 1 or November 1, as the case may be, immediately preceding such Interest Payment Date. Cash interest will accrue from and including the most recent Interest Payment Date to which interest has been paid or duly provided for to but excluding the relevant Interest Payment Date. Cash interest will be computed on the basis of a 360-day year of twelve 30-day months. For additional information concerning payments on the Notes, see "Description of Book-Entry System—Payments on the Notes" and "—Form of the Notes."

The Company has agreed to file and cause to become effective a registration statement (of which this prospectus is a part) relating to an exchange offer for the New Notes, or, in lieu thereof, to file and cause to become effective a resale shelf registration for the New Notes. If such exchange offer or shelf registration statement is not filed or is not declared effective, or if such exchange offer is not consummated, within the time periods set forth herein, Liquidated Damages will be payable on the New Notes for the period during which such Registration Default is in effect. See "The Exchange Offer."

Except as described below under "—Repurchase at the Option of Holders—Change of Control" and "—Repurchase at the Option of Holders—Consolidation, Merger and Sale of Assets," the Indenture does not contain any provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes or otherwise protect the holders of Notes in the event of a takeover, recapitalization or similar restructuring or in the event of any other highly leveraged transaction.

Application has been made to list the New Notes on the Luxembourg Stock Exchange. There can be no assurance that any trading market in the New Notes will develop. See "Risk Factors—Risks Relating to the Notes—Absence of a Public Trading Market for the New Exchange Notes."

Additional Notes

Subject to the limitations set forth under "—Certain Covenants—Limitation on Indebtedness," the Company may incur additional Indebtedness which, at its option, may consist of additional notes, in one or more series, having identical terms as the Existing Notes and the Supplemental Notes (the "Additional Notes"). The Existing Notes, the Supplemental Notes and any subsequent Additional Notes issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and the "Description of Notes," references to the Notes include the Existing Notes, the New Notes, the New Exchange Notes and any subsequent Additional Notes actually issued.

Form of the Notes

The New Notes are represented by two or more global securities in bearer form, without coupons (the "Initial Global Notes"), which will be issued in a denomination equal to the outstanding principal amount of New Notes represented thereby. Title to the Global Notes will pass by delivery. The New Exchange Notes issued in the exchange offer will be represented by one or more Global Notes (the "Exchange Global Note" and, together with the Initial Global Notes the "Global Notes"). The Initial Global Notes were, and the Exchange Global Note will be, deposited with The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary (the "Book-Entry Depositary"), pursuant to the terms of a Notes Depositary Agreement, dated as of May 13, 1999, between the Company, for the limited purposes set forth therein, the Book-Entry Depositary and the owners from time to time of Book-Entry Interests (the "Deposit Agreement"). See "—Description of Book-Entry System."

Under the terms of the Deposit Agreement, owners of Book-Entry Interests will receive definitive registered notes (the "Definitive Registered Notes"):

(1)	if DTC notifies the Book-Entry Depositary that it is unwilling or unable to act as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and, in either case, a successor depositary is not appointed by the Book-Entry Depositary at the request of the Company within 120 days,

(2)	in the event of an Event of Default under the Indenture upon request of the owner of such Book-Entry Interest,

(3)	at any time if the Company in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Registered Notes, or

(4)	if the Book-Entry Depositary is at any time unwilling or unable to continue as Book-Entry Depositary and a successor Book-Entry Depositary is not appointed by the Company within 120 days of its giving notification thereof to the Company.

In the event that the Company issues Definitive Registered Notes pursuant to clause (2) or (3) above, the Company will provide such Definitive Registered Notes to each owner of a Book-Entry Interest in respect of all of the Global Notes. In such case, the Company will provide such Definitive Registered Notes free of charge. In no event will Definitive Registered Notes in bearer form be issued.

Any Definitive Registered Notes will be issued in registered form in denominations of $1,000 principal amount or multiple thereof. Any Definitive Registered Notes will be registered in such name or names as the Book-Entry Depositary shall instruct the Trustee based on the instructions of DTC. It is expected that such instructions will be based upon directions received by DTC from its participants ("Participants") with respect to ownership of Book-Entry Interests. To the extent permitted by law, the Company, the Trustee and any paying agent shall be entitled to treat the person in whose name any Definitive Registered Note is registered as the absolute owner thereof. While the Global Notes are outstanding, holders of Definitive Registered Notes may exchange such Definitive Registered Notes for Book-Entry Interests by surrendering their Definitive Registered Notes to the Book-Entry Depositary. The amount of the Global Notes (and the Book-Entry Interests) will be increased or decreased to reflect exchanges or issues of Definitive Registered Notes. The Book-Entry Depositary will request the Trustee to make the appropriate adjustments to the Global Notes underlying the Book-Entry Interests to reflect any such issues or adjustments. The Indenture contains provisions relating to the maintenance by a registrar of a register reflecting ownership of Definitive Registered Notes, if any, and other provisions customary for a registered debt security. Payment of principal, premium, interest and Liquidated Damages, if any, on each Definitive Registered Note will be made to the Holder appearing on the register at the close of business on the record date at his address shown on the register on the record date.

Any person receiving Definitive Registered Notes (other than at its own request following an event of default) will not be obligated to pay or otherwise bear the cost of any tax or governmental charge or any cost or expense of the Book-Entry Depositary relating to insurance, postage, transportation or any similar charge, all of which will be solely the responsibility of the Company.

Principal, premium, interest and Liquidated Damages, if any, on any Definitive Registered Notes will be payable at the corporate trust office or agency of the Trustee in The City of New York maintained for such purposes and at the specified office of the Paying Agent in Luxembourg (against surrender of the relevant Definitive Registered Note, in the case of payments of principal). In addition, interest, including Liquidated Damages, if any, on Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the register for the Definitive Registered Notes. No service charge will be made for any registration of transfer or exchange of any Definitive Registered Notes.

Upon the issue of Definitive Registered Notes, Holders will be able to transfer Definitive Registered Notes at the office of the registrar, the transfer agent in Luxembourg or any other transfer agent. In the case of a transfer of part only of a Definitive Registered Note, a new Definitive Registered Note in respect of the balance of the principal amount of the Definitive Registered Note not transferred will be delivered at the office of the registrar or relevant transfer agent, as the case may be, or (at the risk and, if mailed at the request of the transferor otherwise than by ordinary uninsured mail, at the expense of the transferor) sent by mail to the transferor. Title to Definitive Registered Notes will pass upon the registration of transfers in accordance with the provisions of the Indenture. See "—Issuance of Definitive Registered Notes." The Company has undertaken to procure that while the Notes are outstanding and listed on the Luxembourg Stock Exchange, it will maintain a paying agent and a transfer agent (in respect of the Definitive Registered Notes) in Luxembourg through which payment of principal, premium, interest and Liquidated Damages, if any, on the Notes may be made and through which the registration of transfer of Definitive Registered Notes may be effected.

The paying agent and transfer agent that has been appointed by the Company in Luxembourg is Banque Generale du Luxembourg S.A., 50, avenue J.F. Kennedy, L-2951 Luxembourg.

Additional Amounts

All payments by the Company in respect of the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision or taxing authority thereof or therein having power to tax ("Taxes"), unless the withholding or deduction is then required by law. In such event, the Company will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that the foregoing obligation to pay Additional Amounts does not apply to:

(1)	any Taxes which would not have been so imposed but for the existence of any present or former connection between such Holder and the United Kingdom (other than the mere receipt of such payment or the ownership or holding outside the United Kingdom of such Note);

(2)	any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge; or

(3)	any Taxes payable otherwise than by deduction or withholding from payments of principal, premium, interest and Liquidated Damages, if any, on such Note.

Additional Amounts will also not be paid:

(1)	if the payment could have been made without such deduction or withholding (a) by or through another paying agent or (b) if, where presentation is required, the holder had presented the Note for payment within 30 days after the date on which such payment became due and payable or on which payment thereof was duly provided for, whichever occurs later, except to the extent that the holder of such Note would have been entitled to such Additional Amounts if it had presented such Note for payment on the last day of such period of 30 days;

(2)	if the payment could have been made without such deduction or withholding had the holder of the Note or, if different, the beneficiary of the payment complied with a request of the Company or any other Person through whom payment may be made, made upon reasonable notice prior to such payment, addressed or otherwise provided to such holder or beneficiary to provide information, documents or other evidence concerning the nationality, residence, identity or connection with the taxing jurisdiction of such holder or beneficiary which is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax;

(3)	with respect to any payment of principal, premium, interest and Liquidated Damages, if any, on such Note to any holder who is a fiduciary or partnership or Person other than the sole beneficial owner of such payment, to the extent such payment would be required by the laws of the United Kingdom (or any political subdivision or taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Note; or

(4)	if the payment is in respect of a Definitive Registered Note issued at the request of a holder of a Book-Entry Interest (including following an Event of Default) and at the time the payment is made Definitive Registered Notes have not been issued in exchange for the entire principal amount of the Notes at the request of the Company.

The foregoing provisions shall survive any termination or discharge of the Indenture and shall apply mutatis mutandis to any withholding or deduction for or on account of any present or future taxes, assessments or governmental charges of whatever nature of any jurisdiction in which any successor Person to the Company is organized, or any political subdivision or taxing authority thereof or therein. The Company has agreed to use commercially reasonable efforts to facilitate administrative actions necessary to assist holders to obtain any refund of or credit against Taxes for which Additional Amounts are not paid as a result of the conditions in the second preceding sentence.

Whenever in the Indenture or in this "Description of Notes" there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, premium, interest and Liquidated Damages, if any, on any of the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Redemption

    Optional Redemption

The Notes (including any other Additional Notes) will be redeemable, at the Company's option, in whole or in part, at any time after May 15, 2004 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice (in the manner provided under "—Notices"), at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, if redeemed during the 12-month period commencing May 15 of the years set forth below:

Year	Redemption Price
2004	105.938%
2005	103.958%
2006	101.979%
2007 and thereafter	100.000%

The provisions of the Credit Agreement prohibit the Company from redeeming the Notes pursuant to any of the redemption provisions described herein prior to the Senior Discharge Date (as defined in the Priority Agreement, itself defined in the Credit Agreement) without the Company first obtaining the consent of the Majority Lenders (as defined in the Credit Agreement). The Credit Agreement was amended on January 29, 2004 to, among other things, enable us to complete the proposed acquisition under negotiation at the time (see "Summary—Recent Developments—Potential Strategic Acquisition"). Pursuant to that amendment, $25.0 million of the proceeds from the offering of the New Notes was placed into an account secured in favor of the lenders to be used as partial payment for the proposed acquisition. We agreed with the lenders under the Credit Agreement at the time of the offering of the New Notes that if the proposed acquisition was not closed by May 31, 2004, we would use the proceeds in the escrow account to redeem Notes. As we will not close the acquisition by May 31, 2004, we will use approximately $25 million of the proceeds in the escrow account to redeem a portion of the Notes (which includes the Initial Notes and the New Notes (and the New Exchange Notes, if the exchange offer has been completed at the time of such redemption)) pursuant to the optional redemption provision of the indenture. See "Description of Notes—Redemption—Optional Redemption."

    Redemption for Changes in Withholding Taxes

The Notes will be subject to redemption as a whole, but not in part, at the option of the Company at any time at 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the redemption date, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts (or if the Book-Entry Depositary would be obligated to pay additional amounts as a result of a deduction or withholding on payments made by the Book-Entry Depositary) as a result of (i) a change in laws (including any regulations promulgated thereunder) or in the interpretation or administration thereof, if such change is announced and becomes effective on or after the Issue Date and such obligation cannot be avoided by the use of reasonable measures available to the Company or (ii) the issuance of Definitive Registered Notes pursuant to clause (1) or (4) of the second paragraph under "—Form of the Notes" above and the Company is not able to appoint a successor to DTC or the Book-Entry Depositary, as the case may be, within the 120 day period.

The provisions of the Credit Agreement prohibit the Company from redeeming the Notes pursuant to any of the redemption provisions described herein prior to the Senior Discharge Date (as defined in the Credit Agreement) without the Company first obtaining the consent of the lenders under the Credit Agreement.

    Mandatory Redemption; Repurchase upon Change of Control or Asset Sale; Open Market Purchases

The Company will not be required to make any mandatory redemption or sinking fund payments in respect of the Notes. However,

(1)	upon the occurrence of a Change of Control, the Holders of the Notes will have the right to require the Company to purchase the Notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the date of purchase and

(2)	upon the occurrence of an Asset Sale, the Company may be obligated to make an offer to purchase all or a portion of the outstanding Notes, at a price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon and Liquidated Damages, if any, to the date of purchase.

See "—Repurchase at the Option of Holders—Change of Control" and "—Certain Covenants—Limitation on Asset Sales," respectively. Under the terms of the Credit Agreement, the Company will not repay, prepay, redeem or repurchase any principal amount outstanding under the Notes prior to the Senior Discharge Date (as defined in the Credit Agreement) without first obtaining the consent of the lenders under the Credit Agreement.

The Company may at any time and from time to time purchase Notes in tender offers, open market purchases, negotiated transactions or otherwise.

    Selection; Effect of Redemption Notice

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate (subject to the procedures of DTC or a successor depositary and the Luxembourg Stock Exchange); provided, however that no Note of $1,000 in principal amount or less shall be redeemed in part and Notes may only be redeemed in multiples of $1,000 in principal amount. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the initial note. Upon giving of any redemption notice, the interest including Liquidated Damages, if any, on Notes called for redemption will cease to accrue from and after the date fixed for redemption (unless the Company defaults in providing the funds for such redemption) and such Notes will then cease to be outstanding.

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the percentage of the principal amount thereof to be redeemed. In the case of the Global Notes, the relevant Global Note(s) will be written down to reflect the redemption in whole or in part of the Notes represented thereby and, in the case of Definitive Registered Notes, a new Definitive Registered Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Definitive Registered Note. Any such new Definitive Registered Note will be delivered to the office of a paying agent, including any paying agent in Luxembourg, or (at the risk and, if mailed at the request of the Holder otherwise than by ordinary uninsured mail, at the expense of the Holder) sent by mail to the Holder. If the Notes are redeemed in part, the Company will notify the Luxembourg Stock Exchange of the amounts and denominations of Notes and Global Notes that remain outstanding following redemption.

Ranking

The Notes will be general unsecured, unsubordinated senior obligations of the Company, and will rank pari passu in right of payment with all other unsubordinated obligations of the Company. The Notes will, however, be effectively subordinated to Indebtedness pursuant to the Credit Agreement, other secured Indebtedness and all indebtedness and liabilities (including trade payables and capital lease obligations) of the Company's Subsidiaries.

As of December 31, 2003, after giving effect to the offering of the New Notes and the use of proceeds therefrom, the balance outstanding under the Credit Agreement was £197.4 million ($351.3 million). This balance represents all Indebtedness of the Company to which the Notes would have been effectively subordinated and which the Company would have guaranteed as a secured obligation. The Indenture will permit the incurrence of additional Indebtedness by the Company and its Subsidiaries from time to time, subject to certain restrictions.

The Company is a holding company with limited assets and no business operations of its own. The Company operates its business through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of such Subsidiaries to meet its obligations, including its obligations under the Notes. Accordingly, the Notes also will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments, including trade payables and capital lease obligations, of the Company's Subsidiaries. Any right of the Company and its creditors, including Holders of the Notes, to participate in the assets of any of the Company's Subsidiaries upon any liquidation or administration of any such Subsidiary will be subject to the prior claims of the creditors of such Subsidiary. The Company's Subsidiaries may incur other debt in the future which would effectively be senior to the Notes.

Certain Covenants

    Limitation on Indebtedness

The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness); provided that the Company or any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness) if the Fixed Charge Coverage Ratio for the Restricted Group's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 1.75 to 1.0 for the first fiscal year ending after the Issue Date, 2.0 to 1.0 for the second fiscal year ending after the Issue Date and 2.25 to 1.0 thereafter, in each case, determined on a consolidated pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period.

The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Indebtedness"):

(1)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness under the Credit Agreement (including, without double counting, any Indebtedness to the extent backed by letters of credit or guarantees under the Credit Agreement), including any amount incurred at any time after the Issue Date under the term loan facilities, the capital expenditure facility or the revolving credit facility under the Credit Agreement, in an aggregate principal amount not to exceed £385.0 million, less:

(a)	any amounts by which the commitments under any of the facilities under the Credit Agreement are permanently reduced;

(b)	the amounts of any principal payments made on the term facility under the Credit Agreement; and

(c)	the aggregate amount of any proceeds from Asset Sales used to permanently repay indebtedness under the Credit Agreement;

(2)	the incurrence by the Company on the Issue Date of indebtedness represented by the Existing Notes issued and outstanding as of such date and by the Initial Exchange Notes relating to such Initial Notes;

(3)	the incurrence by the Restricted Group of Existing Indebtedness;

(4)	the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Expenditure Indebtedness, Capitalized Lease Obligations or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount outstanding (or accreted value, as applicable) not to exceed the greater of (a) £75 million or (b) 10% of Total Assets less, in each case, any amounts borrowed and outstanding under the Tranche E facility of the Credit Agreement, after giving effect to such incurrence;

(5)	Indebtedness arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company or such Restricted Subsidiary in connection with such disposition;

(6)	the incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred;

(7)	the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company or any Restricted Subsidiary; provided that (a) such Indebtedness shall be unsecured, unless secured by a Permitted Lien, and (b) (A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8)	the incurrrence by the Company or any Restricted Subsidiary of Currenty Agreements and Interest Rate Protection Obligations that are incurred for the purpose of fixing or hedging (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding and (B) exchange rate risk with respect to agreements or Indebtedness of such Person payable denominated in a currency other than pounds sterling; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

(9)	the guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(10)	obligations in respect of standby letters of credit and performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(11)	Attributable Indebtedness incurred in respect of Engine Leaseback Transactions in an aggregate amount outstanding at any time not to exceed £45 million; and

(12)	the incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) outstanding after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed £50 million;

provided, that, for purposes of determining the compliance of any non-pound sterling-denominated Indebtedness incurred under clauses (1) through (12) above, the pounds sterling-equivalent principal amount of such Indebtedness incurred pursuant thereto will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided, however, that:

(a)	the pound sterling-equivalent principal amount of any such Indebtedness outstanding on the Issue Date under clause (1) above (other than term Indebtedness) will be calculated based on the relevant currency exchange rate in effect on the date thereof; and

(b)	(A) any Permitted Refinancing Indebtedness incurred to refinance non-pound sterling denominated Indebtedness previously incurred pursuant to any other clause above which would cause the pound sterling-denominated restriction, if any, under such clause to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing (the "Initial Refinancing Rate") will be deemed not to exceed such pound sterling-denominated restriction under such clause so long as the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced, and (B) all subsequent incurrences of Permitted Refinancing Indebtedness subject to the pound sterling-denominated restriction under such clause will be determined as if the relevant currency exchange rate applied to any subsequent Permitted Refinancing Indebtedness was the Initial Refinancing Rate; provided that the principal amount of any such subsequent Permitted Refinancing Indebtedness, if incurred in a currency other than the currency of the Indebtedness being refinanced, will be calculated based on the currency exchange rate applicable to the currency or currencies in which such proposed Permitted Refinancing Indebtedness is denominated on the date of such refinancing;

and provided further that Indebtedness may only be incurred pursuant to clauses (1), (4), (11) or (12) above if, immediately following such incurrence, the aggregate amount of outstanding Permitted Indebtedness incurred pursuant to those clauses does not exceed £455 million.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (12) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. In addition, the Company may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause or to the first paragraph hereof; provided that the Company would be permitted to incur such item of Indebtedness (or such portion thereof) pursuant to such other clause or the first paragraph hereof, as the case may be, at such time of reclassification.

    Limitation on Liens Securing Certain Indebtedness

The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than a Permitted Lien, that secures obligations under any Indebtedness of the Company on any asset or property now owned or hereafter acquired by the Company or any Restricted Subsidiary, or any income or profits therefrom or assign or convey any right to receive therefrom, unless the Notes are equally and ratably secured with the obligations so secured until such time as such obligations are no longer secured by a Lien.

    Limitation on Preferred Stock of Subsidiaries

Unless, after giving effect to such issuance, the Company could incur at least £1.00 of additional Indebtedness pursuant to the first paragraph under "Limitation on Indebtedness" the Company will not, directly or indirectly, (1) sell or permit any Restricted Subsidiary to, directly or indirectly, issue or sell, any shares of Preferred Stock of any Restricted Subsidiary (other than to the Company or a Wholly Owned Restricted Subsidiary), or (2) permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary; provided, however that any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary may issue or sell Preferred Stock to, and such Preferred Stock may be owned by, the holders of the Common Stock of such Restricted Subsidiary in the same proportions as their relative ownership of the Common Stock of such Subsidiary.

Solely for the purpose of this covenant, in determining whether the Company could incur at least £1.00 of additional Indebtedness, that component of Fixed Charges comprising dividend payments on any class or series of preferred stock of a Restricted Subsidiary (including pro forma calculations regarding payments to be made on the preferred stock to be issued); to the extent not tax deductible in regard to the income of such Restricted Subsidiary, shall be deemed to be equal to the sum of such payments multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the then current effective tax rate of the relevant Restricted Subsidiary, expressed as a decimal.

Notwithstanding the foregoing clause (2), nothing in such clause (2) will prohibit the ownership by any Person of Preferred Stock issued by any other Person that is a Restricted Subsidiary prior to the time (1) such other Person becomes a Subsidiary of the Company, (2) such other Person merges with or into a Subsidiary of the Company or (3) a Subsidiary of the Company merges with or into such other Person; provided, that such Preferred Stock was not issued or incurred by such Person in anticipation of a transaction contemplated by any of subclauses (1), (2) or (3) of this paragraph and at the time such Person becomes a Restricted Subsidiary the Company would be entitled to create, incur or assume Indebtedness pursuant to the "—Limitation on Indebtedness" covenant in an aggregate principal amount equal to an aggregate liquidation value, plus any accrued dividends, of the Preferred Stock so acquired.

    Limitation on Restricted Payments

The Indenture will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of the

Company's or any Restricted Subsidiary's Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or distributions payable to the Company or any Restricted Subsidiary of the Company);

(2)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company, any Restricted Subsidiary or any other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary and except for Permitted Investments);

(3)	make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company (other than the Notes) that is subordinated in right of payment to the Notes, (except in accordance with the mandatory redemption, repayment or sinking fund provisions set forth in the original documentation governing such Indebtedness or the purchase or redemption of such Indebtedness in reasonable anticipation, and only to the extent, of such obligation to redeem, repay or satisfy sinking fund obligations) or in accordance with the covenant described under the caption entitled "—Limitation on Asset Sales"; or

(4)	make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(b)	the Company would, immediately after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, were permitted to incur at least £1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under caption "—Limitation on Indebtedness"; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Restricted Group after the date of the Indenture (excluding Restricted Payments permitted by clauses (1) (to the extent that the declaration of any dividend referred to therein reduces amounts available for Restricted Payments pursuant to this clause (c)), (2) through (9), (12), (13), (17), (18), (20) and (21) of the next succeeding paragraph), is less than the sum, without duplication, of

(A)	50% of the Consolidated Net Income for the period (taken as one accounting period) commencing on the Acquisition Closing Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(B)	100% of the Qualified Proceeds received by the Company on or after the Acquisition Closing Date from contributions to the Company's capital or from the issue or sale on or after the Acquisition Closing Date other than to a Subsidiary of the Company of Equity Interests of the Company, or of Disqualified Stock or convertible debt securities of the Company to the extent that they were converted into such Equity Interests (other than Equity Interests, Disqualified Stock or convertible debt securities that may be converted into Disqualified Stock), plus

(C)	the amount equal to the net reduction in Investments in Persons after the date of the Indenture who are not Restricted Subsidiaries (other than Permitted Investments) resulting from (x) Qualified Proceeds received as a dividend, repayment of a loan or advance or other transfer of assets (valued at the fair market value thereof) to the Company or any Restricted Subsidiary from such Persons, (y) Qualified Proceeds received upon the sale or liquidation of such Investment and (z) the redesignation of Unrestricted Subsidiaries (other than any Unrestricted Subsidiary designated as such pursuant to clause (20) of the following paragraph) whose assets are used or useful in, or which is engaged in, one or more Permitted Business as Restricted Subsidiaries (valued (proportionate to the Company's Capital Stock in such Subsidiary) at the fair market value of the net assets of such Subsidiary at the time of such redesignation).

The foregoing provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2)	(a)	the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness or Equity Interests of the Company (the "Retired Capital Stock") in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than Disqualified Stock) (the "Refunding Capital Stock"), provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(B) of the preceding paragraph; and

(b)	if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (10) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; provided further that, at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(3)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any member of the Company's (or any Restricted Subsidiary's) management pursuant to any management equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed (a) £2.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following clause (b)) of £5.0 million in any calendar year), plus (b) the aggregate cash proceeds received by the Company during such calendar year from any reissuance of Equity Interests by the Company to members of management of the Restricted Group and no Default or Event of Default shall have occurred and be continuing immediately after such transaction;

(5)	payments and transactions in connection with the Acquisition and the Offering (including commitment, syndication and arrangement fees payable thereunder) and the application of the proceeds thereof, and the payment of fees and expenses with respect thereto;

(6)	the payment of dividends or the making of loans or advances by the Company to Dunlop Standard Aerospace Group Limited in an aggregate amount not to exceed £1.0 million in any fiscal year for costs and expenses incurred by Dunlop Standard Aerospace Group Limited in its capacity as a holding company or for services rendered by it on behalf of the Company or the Restricted Subsidiaries;

(7)	payments or distributions to Dunlop Standard Aerospace Group Limited pursuant to any Tax Sharing Agreement;

(8)	the payment of dividends by a Restricted Subsidiary on any class of common stock of such Restricted Subsidiary if (a) such dividend is paid pro rata to all holders of such class of common stock and (b) at least 51% of such class of common stock is held by the Company or one of the Restricted Subsidiaries;

(9)	the repurchase of any class of common stock of a Restricted Subsidiary if (a) such repurchase is made pro rata with respect to such class of common stock and (b) at least 51% of such class of Common Stock is held by the Company or one of the Restricted Subsidiaries;

(10)	the declaration and payment of dividends to holders of any class or series of preferred stock (other than Disqualified Stock); provided that, at the time of such payment, after giving effect to such payment on a pro forma basis, the Fixed Charge Coverage Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such payment would have been no less than 1.75 to 1.0 for the first fiscal year ending after the Issue Date, 2.0 to 1.0 for the second fiscal year ending after the Issue Date and 2.25 to 1.0 thereafter, provided, further, that for the purpose of this clause (10), in calculating the pro forma Fixed Charge Coverage Ratio, that component of Fixed Charges comprising dividend payments on any class or series of preferred stock (including pro forma calculations regarding dividend payments to be made pursuant to this clause), to the extent not tax deductible in regard to the income of the Person making such payments, shall be deemed to be equal to the sum of the dividends paid multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the then current effective tax rate of the Person paying the dividend, expressed as a decimal;

(11)	any other Restricted Investment made in a Permitted Business which, together with all other Restricted Investments made pursuant to this clause (11) since the date of the Indenture, does not exceed £25 million (in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made pursuant to this clause (11), either as a result of (a) the repayment or disposition thereof for cash or (b) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued proportionate to the Company's Capital Stock in such Subsidiary at the time of such redesignation), in the case of clause (a) and (b), not to exceed the amount of such Restricted Investment previously made pursuant to this clause (11); provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Investment;

(12)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary issued on or after the date of the Indenture in accordance with the covenant described under the caption "—Limitation on Indebtedness"; provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment;

(13)	repurchases of Equity Interests deemed to occur upon exercise of stock options if the aggregate value of the repurchases of such Equity Interests does not exceed the aggregate amount of the exercise price of such options received by the company or such Restricted Subsidiary;

(14)	the payment of dividends or distributions on the common stock of the Company or, to the extent net proceeds are received by the Company, any direct or indirect parent holding company of the Company following the first public offering of the common stock of the Company or any direct or indirect parent holding company of the Company after the date of the Indenture, of up to 6.0% per annum of the net proceeds received by the Company from such public offering, other than, in each case, with respect to public offerings with respect to the Company's common stock of the Company or any direct or indirect parent holding company of the Company registered on Form S-8 or the equivalent form used by any non-U.S. issuer, provided that no Default or Event of Default shall have occurred and be continuing immediately after any such payment of dividends or distributions;

(15)	any Investment in an Unrestricted Subsidiary that is funded by Qualified Proceeds received by the Company or a Restricted Subsidiary on or after the date of the Indenture from contribution to the Company's or a Restricted Subsidiary's capital or from the issue and sale on or after the date of the Indenture of (i) Equity Interests in the Company or a Restricted Subsidiary, (ii) of Disqualified Stock or convertible debt securities to the extent that such Disqualified Stock or convertible debt securities were converted into such Equity Interests or (iii) debt securities that are unsecured and expressly subordinated in right of payment to the Notes and that have a final maturity date no earlier than the final maturity date of the Notes (other than Equity Interests, Disqualified Stock, convertible debt securities or debt securities sold or issued to the Company or a Subsidiary of the Company and other than Equity Interests, Disqualified Stock or convertible debt securities that may be converted into Disqualified Stock) in an amount (measured at the time such Investment is made and without giving effect to subsequent changes in value) that does not exceed the amount of such Qualified Proceeds;

(16)	the issuance of directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary;

(17)	payments of customary fees by the Company or any of its Restricted Subsidiaries to Doughty Hanson made for any corporate advisory services or financial advisory, financing, underwriting or placement services or in respect of other investment banking activities including, without limitation, in connection with acquisitions or divestitures which are approved by a majority of the Board of Directors in good faith;

(18)	the disposal of the shares of Wheels India Limited as provided for in the Acquisition Agreements where the Net Proceeds are paid to BTR plc or the other vendors under the Acquisition Agreements;

(19)	any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (19) since the date of the Indenture, does not exceed £10.0 million (in each case, after giving effect to all subsequent reductions in the amount of any Restricted Investment made pursuant to this clause (19) either as a result of (a) the repayment or disposition thereof for cash or (b) the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued proportionate to the Company's Capital Stock in such Subsidiary at the time of such redesignation) at the fair market value of the net assets of such Subsidiary at the time of such redesignation, in the case of clause (a) and (b), not to exceed the amount of such Restricted Investment previously made pursuant to this clause (19); provided that no Default or Event of Default shall have occurred and be continuing immediately after making such Restricted Payment;

(20)	the pledge by the Company of the Capital Stock of an Unrestricted Subsidiary of the Company to secure Non-Recourse Debt of such Unrestricted Subsidiary;

(21)	the purchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary issued after the date of the Indenture, provided that the aggregate price paid for any such repurchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of (a) the amount of cash and Cash Equivalents received by such Restricted Subsidiary from the issue or sale thereof and (b) any accrued dividends thereon the payment of which would be permitted pursuant to clause (12) above; and

(22)	the making of loans to or the acquisition of shares or stock in any Joint Venture, but only to the extent used to fund the working capital of such Joint Venture and on terms that are reasonably determined by the Board of Directors to be commercially reasonable; provided that, at the time of such loan or acquisition, no Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

Notwithstanding the foregoing, the aggregate amount of payments made pursuant to clauses (11), (19) and (22) (in the case of clause (22), net of any loans repaid or dividends received from such Joint Venture) of the paragraph above shall not exceed £25 million.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by the Restricted Group (except to the extent repaid in cash) in the Subsidiary to be designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Restricted Investments in an amount equal to the greater of (1) the net book value of such Investments at the time of such designation and (2) the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Investment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

The amount of (1) all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment and (2) Qualified Proceeds (other than cash) shall be the Fair Market Value on the date of receipt thereof by the Company of such Qualified Proceeds. The fair market value of non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment of more than £5 million, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Limitation on Restricted Payments" were computed.

    Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

The Indenture provides that so long as any of the Notes are outstanding, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(1)	(a)	pay dividends or make any other distributions permitted by applicable law to the Company or any Restricted Subsidiary (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits or

(b)	pay any Indebtedness owed to the Company or any Restricted Subsidiary,

(2)	make loans or advances to the Company or any Restricted Subsidiary or

(3)	transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	the Credit Agreement or Priority Agreement (as defined in the Credit Agreement) as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the Indenture,

(2)	Other Existing Indebtedness as in effect on the date of the Indenture,

(3)	the terms of any Indebtedness permitted by the Indenture to be incurred by any Restricted Subsidiary,

(4)	the Indenture and the Notes,

(5)	applicable law and any applicable rule, regulation or order,

(6)	any agreement or instrument of a Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent created in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred,

(7)	customary non-assignment provisions in leases entered into in the ordinary course of business,

(8)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (6) above on the property so acquired,

(9)	contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary,

(10)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are, in the good faith judgment of the Company's Board of Directors, not materially less favorable, taken as a whole, to the Holders of the Notes than those contained in the agreements governing the Indebtedness being refinanced,

(11)	secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "—Limitation on Indebtedness" and "—Limitation on Preferred Stock of Subsidiaries" and "—Limitation on Liens Securing Certain Indebtedness" that limit the right of the debtor to dispose of the assets securing such Indebtedness,

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business,

(13)	other Indebtedness or Disqualified Stock of any Restricted Subsidiary permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "—Limitation on Indebtedness,"

(14)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business, and

(15)	restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

    Limitation on Transactions with Affiliates

The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an "Affiliate Transaction"), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to the Company or such Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of £5.0 million, either (a) a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors or (b) an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions:

(1)	customary directors' fees, indemnification or similar arrangements or any employment agreement or other compensation plan or arrangement (including any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to employment arrangements, stock options and stock ownership plans) entered into by the Company or any Restricted Subsidiary in the ordinary course of business (including ordinary course loans to employees not to exceed (a) £3.0 million outstanding in the aggregate at any time and (b) £1.0 million to any one employee);

(2)	transactions between or among the Restricted Group;

(3)	payments of customary fees by the Company or any of its Restricted Subsidiaries to Doughty Hanson & Co. Limited made for any corporate advisory services or financial advisory, financing, underwriting consent of the lenders under the Credit Agreement to permit the repurchase of the Notes or does not refinance such Indebtedness, the Company will not have the financial resources available to it in order to purchase Notes. In any event, there can be no assurance that the Company's Subsidiaries will have the resources available to pay any such dividend or make any such distribution. The Company's failure to make an Asset Sale Offer when required or to purchase tendered Notes when tendered would constitute an Event of Default under the Indenture. See "Risk Factors."

    Sale and Leaseback Transactions

The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction; provided that the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)	the Company or such Restricted Subsidiary, as the case may be, could have (a) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio set forth in the first paragraph of the covenant described under the caption "—Limitation on Indebtedness" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption "—Limitation on Liens Securing Certain Indebtedness";

(2)	the gross proceeds consisting of cash and Cash Equivalents of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction; and

(3)	the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under the caption "—Limitation on Asset Sales."

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will be entitled to enter into Engine Leaseback Transactions in an aggregate amount outstanding at any time not to exceed £45 million.

Repurchase at the Option of Holders

    Change of Control

Upon the occurrence of a Change of Control, each Holder shall have the right to require the repurchase of its Notes by the Company in cash pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase (the "Change of Control Payment"). The Company is not required to make a Change of Control Offer following a Change of Control if a third party makes a Change of Control Offer that would be in compliance with the provisions described in this section if it were made by the Company and purchases the Notes validly tendered and not withdrawn.

Within 30 days following the Change of Control, the Company shall publish in Luxembourg and mail to the Trustee and each holder a notice stating:

(1)	that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this "Change of Control" covenant and that all Notes validly tendered will be accepted for payment;

(2)	the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date");

(3)	that any Note not tendered will continue to accrue interest pursuant to its terms;

(4)	that unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;

(5)	that Holders electing to have any Note or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegraph, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

(7)	that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided, however, that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Change of Control Payment Date, the Company shall:

(1)	accept for payment all Notes or portions thereof tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

(3)	deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company.

The Paying Agent shall promptly mail, to the Holders of the Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided, however, that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will notify the Holders of the Notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this "Change of Control" covenant, the Principal Paying Agent shall act as Paying Agent.

The Company will comply with Section 14(e) and Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs and the Company is required to repurchase the Notes under this "Change of Control" covenant.

In the event that at the time of a Change of Control the Credit Agreement restricts or prohibits the repurchase of the Notes, then prior to the mailing of the notice of a Change of Control to the holders of the Notes, but in any event within 30 days following any Change of Control, the Company will obtain the necessary consent under the Credit Agreement to permit the repurchase of the Notes as described under this covenant or will repay the Credit Agreement in full. The provisions of the Credit Agreement currently prohibit the Company from repurchasing the Notes prior to the Senior Discharge Date (as defined in the Credit Agreement) without first obtaining the consent of the lenders under the Credit Agreement, and also prohibits Subsidiaries of the Company from providing funds to the Company for any such repurchase.

If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Notes that the Company might be required to purchase. The Credit Agreement prohibits the purchase of the Notes by the Company or the Company's Subsidiaries prior to the Senior Discharge Date (as defined in the Credit Agreement). If the Company does not obtain the consent of the lenders under the Credit Agreement to permit the repurchase of the Notes or does not refinance such Indebtedness, the Company will not have the financial resources available to it in order to purchase the Notes. In any event, there can be no assurance that in the event of a Change of Control the Company will be able to repay all amounts outstanding under the Credit Agreement or obtain the necessary consents from the lenders under the Credit Agreement to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "—Events of Default." Although the Company does not currently have any indebtedness ranking pari passu with the Notes that contains change of control provisions, the Indenture does not prohibit the Company in the future from incurring indebtedness otherwise permitted by the Indenture that contains such provisions. In the event that the Company were required to purchase Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing on favorable terms, if at all.

With respect to the sale of assets referred to in the definition of Change of Control, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a Person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to a Change of Control Offer.

The foregoing provisions may not necessarily afford the holders of the Notes protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving the Company that may adversely affect the holders because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger the provisions.

    Consolidation, Merger and Sale of Assets

The Indenture provides that the Company will not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another Person, and will not permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties of the Company and its Subsidiaries to another Person, unless:

(1)	the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (it other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, the United Kingdom, Switzerland, Canada or any member state of the European Union,

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Registration Rights Agreement, the Deposit Agreement, the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee,

(3)	immediately after such transaction no Default or Event of Default exists, and

(4)	the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made

(a)	will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the Group's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction, be permitted to incur at least £1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio set forth in the first paragraph of the covenant described under the caption "—Limitation on Indebtedness," or

(b)	would (together with the Restricted Subsidiaries) have a higher Fixed Charge Coverage Ratio immediately after such transaction (after giving pro forma effect thereto as if such transaction had occurred at the beginning of the Group's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such transaction) than the Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries immediately prior to such transaction.

The foregoing clause (4) will not prohibit:

(a)	a merger between the Company and a Wholly Owned Subsidiary of Dunlop Standard Aerospace Group Limited created for the purpose of holding the Capital Stock of the Company, or

(b)	a merger between the Company and a Wholly Owned Restricted Subsidiary.

The Indenture provides that the Company will not lease all or substantially all of its assets to any Person.

An assumption of the obligations of the Company with respect to the Notes by any Person pursuant to the foregoing clauses, might be deemed for U.S. federal income tax purposes to be an exchange of the Notes for new securities by the Holders thereof, resulting in the recognition of gain or loss for such purposes and possibly certain other adverse tax consequences.

If the successor corporation is organized under the laws of a different jurisdiction than the predecessor corporation, such corporation shall not be entitled to redeem the Notes pursuant to the clause (i) of the procedure described under "—Redemption—Redemption for Changes in Withholding Taxes" unless the obligation to pay Additional Amounts described therein arises as a result of a change in laws (including any regulations promulgated thereunder) of such other jurisdiction or in the interpretation or administration thereof, if such change is announced and becomes effective on or after the date such successor corporation assumes the obligations of the predecessor corporation.

Securities and Exchange Commission Reports and Reports to Holders

Whether or not required by the rules and regulations of the Securities and Exchange Commission, so long as any Notes are outstanding, the Company will furnish to the Trustee and to all the holders of Notes, and, so long as the Notes are listed on the Luxembourg Stock Exchange, make available at the offices of the paying agent in Luxembourg:

(1)	substantially all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 20-F and 10-Q

so long as the Company is required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations," other than U.S. GAAP information, which will only be provided on an annual basis with the information required to be contained in Form 20-F and, with respect to the annual information only, a report thereon by the Company's certified independent auditors, provided that the Company shall not be required pursuant to this paragraph to provide disclosure which is qualitatively more explicit or precise than that which is provided in the offering memorandum dated February 4, 2004, with respect to the sale of the New Notes, and

(2)	all current reports that would be required to be filed with the Securities and Exchange Commission on Form 8-K if the Company were required to file such reports, in each case, within the time periods specified in the Securities and Exchange Commission's rules and regulations.

Notwithstanding the foregoing, no interim reports to be provided to the Trustee for fiscal quarters ending prior to September 30, 1999 will contain comparative information with any interim periods in the prior year.

In addition, whether or not required by the rules and regulations of the Securities and Exchange Commission and following the consummation of the exchange offer with respect to the Existing Notes or at any point that a shelf registration statement with respect to the Existing Notes is effective, the Company will file a copy of all such information and reports with the Securities and Exchange Commission for public availability (unless the Securities and Exchange Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as the Company has either exchanged the Initial Notes and the New Notes for registered Initial Exchange Notes and New Exchange Notes or until such time as the holders thereof have disposed of such Initial Notes and New Notes pursuant to an effective registration statement filed by the Company.

Events of Default

The following events will be defined as "Events of Default" in the Indenture:

(1)	there shall be a default in the payment of principal of any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	there shall be a default in the payment of interest, Liquidated Damages or Additional Amounts on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(3)	there shall be a failure to perform or comply with the provisions described under "—Repurchase at the Option of Holders—Consolidation, Merger and Sale of Assets" above;

(4)	the Company fails to repurchase Notes at the conclusion of the Change of Control Offer or Asset Sale Offer referred to under "—Repurchase at the Option of Holders—Change of Control" or "—Certain Covenants—Limitation on Asset Sales" below;

(5)	the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes outstanding specifying such default and requiring that it be remedied;

(6)	there shall be, with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of £10.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (a) an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 45 days following such acceleration and/or (b) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 45 days of such payment default;

(7)	any final judgment or order for the payment of money in excess of £10.0 million in the aggregate for all such final judgments or orders against all such Persons shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed £10.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; and

(8)	certain events of bankruptcy, insolvency, reorganization or administration affecting the Company or any Significant Subsidiary.

If an Event of Default (other than an Event of Default specified in clause (8) above that occurs with respect to the Company) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company (and to the Trustee if such notice is given by the Holders), may declare the Notes to be immediately due and payable at 100% of the principal amount thereof, plus premium, accrued and unpaid interest thereon, and Liquidated Damages if any, to the date of such declaration. Upon a declaration of acceleration, such principal, premium, accrued interest and Liquidated Damages, if any, shall be immediately due and payable. If an Event of Default specified in clause (8) above occurs with respect to the Company, the Notes then outstanding shall ipso facto become and be immediately due and payable at 100% of the outstanding principal amount thereof plus premium, accrued and unpaid interest and Liquidated Damages, if any, to the date of such Event of Default, without any declaration or other act on the part of the Trustee or any Holder.

The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if, in addition to certain other covenants,

(1)	all existing Events of Default, other than the nonpayment of the principal, premium, accrued interest and Liquidated Damages, if any, on the Notes that have become due solely by such declaration or occurrence of acceleration, were cured or waived; and

(2)	the rescission would not conflict with any judgment, decree or order of a court of competent jurisdiction.

The Holders of at least a majority in aggregate principal amount of the outstanding Notes by notice to the Trustee, may waive an existing Default or Event of Default and its consequences under the Indenture except a Default in the payment of principal, premium, interest and Liquidated Damages, if any, on the Notes or in respect of a covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1)	the Holder gives the Trustee written notice of a continuing Event of Default;

(2)	the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3)	such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense (including the reasonable fees and expenses of its counsel);

(4)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5)	during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal, premium, interest and Liquidated Damages, if any, on such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of such Holder.

The Indenture will require certain officers of the Company to certify, on or before a date not more than 180 days after the end of each fiscal year, that a review has been conducted of the activities of the Restricted Group, and of the Restricted Group's performance under the Indenture, and that the Company has fulfilled all obligations under the Indenture, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and the Indenture ("Legal Defeasance") except for:

(1)	the rights of Holders of outstanding Notes to receive payments in respect of the principal, premium, interest and Liquidated Damages, if any, on such Notes when such payments are due from the trust referred to below,

(2)	the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Definitive Registered Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith, and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, premium, interest and Liquidated Damages, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date,

(2)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred,

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred.

(4)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit,

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound,

(6)	the Company must have delivered to the Trustee an opinion of counsel to the effect that, subject to customary assumptions and exclusions, after the 123rd day following the deposit, the trust funds will not be subject to the effect of Section 547 of United States Bankruptcy Code or any analogous New York State law provision or any other applicable federal or New York bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally,

(7)	the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others, and

(8)	the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel (which opinion may be subject to customary assumptions and exclusions), each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance were complied with.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

(1)	change the Stated Maturity of the principal, or any installment of interest and Liquidated Damages, if any, on any Note;

(2)	reduce the principal, premium, interest and Liquidated Damages, if any, on any Note;

(3)	change the place or currency of payment of principal, premium, interest and Liquidated Damages, if any, on any Note;

(4)	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the redemption date) of any Note;

(5)	reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture;

(6)	Indebtedness or obligation of the Company or any Restricted Subsidiary, as the case may be;

(7)	waive a default in the payment of principal, premium, interest and Liquidated Damages, if any, on any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(8)	reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(9)	alter the Company's obligation to purchase Notes in accordance with the Indenture following the occurrence of a Change of Control or an Asset Sale (or modify any of the provisions or definitions relating thereto) or waive any default in the performance thereof;

(10)	amend or modify the provisions relating to Additional Amounts; or

(11)	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any changes that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

No Personal Liability of Incorporators, Shareholders, Officers, Directors or Employees

No recourse for the payment of the principal, premium, interest and Liquidated Damages, if any, on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling Person of the Company or of any successor Person thereof. Each Holder, by accepting the New Notes, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. Such waiver may not be effective to waive liabilities under United Kingdom law or under the U.S. federal securities laws and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

Concerning the Trustee

Except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein, contain limitations on the rights of the Trustee, should it become a creditor of the Company to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. The address of the Trustee is 101 Barclay Street, Floor 21 West, New York, NY 10286.

Registration Rights

The holders of the New Notes were party to the Registration Rights Agreement. We have filed the registration statement of which this prospectus forms a part and will conduct the exchange offer in accordance with our obligations under the Registration Rights Agreement. Following the exchange offer, if you did not tender your New Notes you generally will not have any further registration rights (subject to limited exceptions), and such New Notes will continue to be subject to certain transfer restrictions. See "Risk Factors—Risks Relating to the Notes—You may have difficulty selling the New Notes that you do not exchange." Holders of the New Notes are not entitled to any registration rights with respect to the New Notes, except for in limited circumstances.

Governing Law

The Indenture is, and the New Notes will be, governed by and construed in accordance with the internal laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

"Acquired Indebtedness" shall mean, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering an asset acquired by such specified Person at the time such asset is acquired by such specified Person.

"Acquisition" shall mean the acquisition by the Company of the aerospace business from BTR plc and certain of its affiliates and subsidiaries.

"Acquisition Agreements" shall mean the agreements pursuant to which the Company acquired the aerospace business from BTR plc and certain of its affiliates and subsidiaries.

"Acquisition Closing Date" shall mean October 1, 1998.

"Additional Amount" shall have the meaning provided under the caption "—Additional Amounts."

"Affiliate" shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"Asset Sale" shall mean any direct or indirect sale, transfer, conveyance or lease (which has the effect of a disposition and is not for security purposes) or other disposition (including by way of merger, consolidation or sale leaseback transactions) in one transaction or a series of related transactions by the Company, or any Restricted Subsidiary to any Person other than the Company or any Restricted Subsidiary of:

(1)	all or any of the Capital Stock of any Restricted Subsidiary (other than directors' qualified share or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary),

(2)	any material license or other authorization of the Company or any Restricted Subsidiary pertaining to a Permitted Business,

(3)	all or substantially all of the property and assets of an operating unit or business of the Company or any Restricted Subsidiary, or

(4)	any other property and assets of the Company or any Restricted Subsidiary outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company;

provided, however, that the term "Asset Sale" shall in no case include any sale, transfer, conveyance, lease or other disposition in one transaction or a series of related transactions,

(1)	of property (including real property) or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be,

(2)	involving assets with a Fair Market Value not in excess of £2.5 million,

(3)	of inventory in the ordinary course of business,

(4)	involving the pledge of shares or assets of any Restricted Subsidiary to secure obligations under a credit facility,

(5)	involving sales of Equity Interests in, or Indebtedness or other securities of, Unrestricted Subsidiaries,

(6)	involving Restricted Payments and Permitted Investments made in accordance with the provisions of the Indenture,

(7)	the sale and leaseback of any assets within 90 days of the acquisition thereof,

(8)	involving Engine Leaseback Transactions in an aggregate amount not to exceed £45 million,

(9)	any sale or discounting of receivables in respect of a Receivables Facility on an arms' length basis,

(10)	the expenditure of cash in the ordinary course of business and on an arms' length basis,

(11)	the lending of cash, the repayment of cash or the payments of fees and interest as required by the Credit Agreement, the Notes or the Indenture entered into by the Company or its Subsidiaries,

(12)	disposals of Cash Equivalents in the ordinary course of business on an arms' length basis,

(13)	the disposal of the shares of Wheels India Limited as provided for in the Acquisition Agreements where the Net Proceeds are paid to BTR or the other vendors under the Acquisition Agreements, and

(14)	any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use by a Restricted Subsidiary in a Permitted Business.

"Attributable Indebtedness" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with U.K. GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

"Board of Directors" shall mean the Board of Directors of the Company or any committee of such Board of Directors authorized to act for it.

"Business Day" shall mean any day (other than a Saturday or Sunday) on which DTC and banks in London, England and New York, New York are open for business.

"Capital Expenditure Indebtedness" shall mean Indebtedness incurred by any Person to finance the purchase or construction or any property or assets acquired or constructed by such Person which have a useful life of more than one year so long as (1) the purchase or construction price for such property or assets is included in "addition to property, plant or equipment" in accordance with U.K. GAAP and (2) such Indebtedness is incurred within 180 days of the acquisition or completion of construction of such property or assets.

"Capitalized Lease" shall mean, as applied to any Person, any lease or license of, or other agreement conveying the right to use, any property (whether real, personal or mixed, movable or immovable) of which the present value of the obligations of such Person to pay rent or other amounts is required, in conformity with U.K. GAAP, to be classified and accounted for as a finance lease obligation; and "Capitalized Lease Obligation" shall mean the capitalized present value of the obligations to pay rent or other amounts under such lease or other agreement, determined in accordance with U.K. GAAP.

"Capital Stock" shall mean, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding at the Issue Date or issued after the Issue Date, including, without limitation, all Common Stock and Preferred Stock, and any and all rights, warrants or options exchangeable for or convertible into any thereof.

"Cash Equivalents" shall mean:

(1)	any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United Kingdom, Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United Kingdom, Canada or the United States of America, as the case may be, is pledged in support thereof or such Indebtedness constitutes a general obligation of such country);

(2)	deposits, certificates of deposit or acceptances with a maturity of 180 days or less of any institution which is authorized under United Kingdom law, Canadian law or any financial institution that is a member of the Federal Reserve System, in each case having combined capital and surplus and undivided profits (or any similar capital concept) of not less than £300 million;

(3)	commercial paper with a maturity of 180 days or less issued by a corporation (other than an Affiliate of the Company) rated at least "A-1" by S&P or "P-1" by Moody's;

(4)	repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United Kingdom government, Canadian government or the United States government, in each case maturing within one year from the date of acquisition;

(5)	any bankers acceptances of money market deposit accounts issued by an institution of the types described in (2) above;

(6)	any fund investing exclusively in investments of the types described in (1) through (5) above; and

(7)	in the case of any Subsidiary organized or having its principal place of business outside the United States or the United Kingdom, investments denominated in the currency of the jurisdiction in which such Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (6) above.

"Change of Control" shall mean a Rating Decline and the occurrence of any of the following events:

(1)	any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Doughty Hanson or Parent, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire within 365 days of the date of determination, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)	the Company consolidates with, or merges with or into, another Person or the Company or any Restricted Subsidiary sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Restricted Group (determined on a consolidated basis) to any Person (other than a Wholly Owned Restricted Subsidiary), or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the outstanding Voting Stock of the Company is converted into or exchanged for (A) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or (B) cash, securities or other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (b) immediately after such transaction the Person or Persons that "beneficially owned" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) immediately prior to such transaction, directly or indirectly, more than 50% of the total voting power of the Voting Stock of the Company, "beneficially own" (as so determined) more than 50% of the total voting power of the Voting Stock of the surviving or transferee Person;

(3)	during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office, including, without limitation, by reason of the provisions of the Company's charter documents relating to the rights of certain classes of stockholders to designate and remove directors of the Company; or

(4)	there shall occur the liquidation or dissolution of the Company;

provided, however, that to the extent that one or more regulatory approvals are required for one or more of the events or circumstances described in clauses (1) through (3) to become effective under applicable law, such events or circumstances shall be deemed to have occurred at the time such approvals were obtained and become effective under applicable law.

"Common Stock" shall mean, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock or ordinary shares, whether or not outstanding at the Issue Date, and include, without limitation, all series and classes of such common stock or ordinary shares.

"Consolidated Cash Flow" shall mean, for any period, the Consolidated Net Income of the Restricted Group for such period plus, to the extent deducted in computing Consolidated Net Income,

(1)	an amount equal to any extraordinary or non-recurring loss plus any net loss realized in connection with an Asset Sale,

(2)	provision for taxes based on income or profits of the Restricted Group for such period,

(3)	Fixed Charges for such period,

(4)	depreciation, amortization (including amortization of goodwill and other tangibles) and all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Restricted Group for such period,

(5)	net periodic post-retirement benefits, and

(6)	other income or expense net as set forth on the face of the Company's statement of operations, in each case, on a consolidated basis and determined in accordance with U.K. GAAP.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, the Fixed Charges of, and the depreciation and amortization and other non-cash charges of, a Restricted

Subsidiary in the Restricted Group shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income.

"Consolidated Interest Expense" shall mean, for any period, the sum of, without duplication,

(1)	the interest expense of Restricted Group for such period, on a consolidated basis, determined in accordance with U.K. GAAP (including amortization of original issue discount, non-cash interest payments, the interest component of all payments associated with Capitalized Lease Obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any pursuant to Currency Agreements and Interest Rate Protection Obligations; provided that in no event shall any amortization of deferred financing costs be included in Consolidated Interest Expense); and

(2)	the consolidated capitalized interest of the Restricted Group for such period, whether paid or accrued. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

"Consolidated Net Income" shall mean, for any period, the aggregate of the Net Income of the Restricted Group for such period, on a consolidated basis, determined in accordance with U.K. GAAP; provided that (1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (2) the Net Income (or loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted

Subsidiary of that Net Income (or loss) is not, at the date of determination, permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary, (3) the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (4) the cumulative effect of a change in accounting principals shall be excluded.

"Credit Agreement" shall mean the £385 million Credit Agreement dated July 31, 1998 between Dunlop Standard Aerospace Group Limited and other borrowers and guarantors referred to therein, The Fuji Bank, Limited, as arranger, facility agent, security agent, and syndication agent, and the lenders referred to therein.

"Currency Agreement" shall mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, which may include the use of derivatives, designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

"Default" shall mean any event that is, or after notice or passage of time or both would be, an Event of Default.

"Designated Noncash Consideration" shall mean the fair market value of non-cash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

"Disqualified Stock" shall mean, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Capital Stock upon the occurrence of a change of control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Stock if the change of control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions described under the caption "—Repurchase at the Option of Holders—Change of Control" and such Capital Stock specifically provides that the Company will not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company's repurchase of the Notes as are required to be repurchased pursuant to the provisions described under the caption "—Repurchase at the Option of Holders—Change of Control."

"Engine Leaseback Transaction" means a transaction whereby the Company and its Restricted Subsidiaries enter into a sale and leaseback transaction relating to the various aircraft engines held by the Company and its Subsidiaries; provided that the aggregate amount outstanding at any time of all such Engine Leaseback Transactions shall not exceed £45 million.

"Equity Interests" shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Sale" shall mean (1) an underwritten public offering or flotation by the Company or, to the extent that net proceeds are received by the Company, any direct or indirect parent holding company of the Company of its Common Stock which has been registered under the Securities Act or admitted to listing on the New York Stock Exchange or the London Stock Exchange, or admitted for quotation on NASDAQ, or (2) a trade sale by the Company or, to the extent that net proceeds are received by the Company, any direct or indirect parent holding company of the Company of its Common Stock in an aggregate amount greater than £40 million to another Person engaged in a Permitted Business.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended.

"Existing Indebtedness" shall mean Indebtedness of the Company or any Restricted Subsidiary in existence on the date of the Indenture, until such amounts are repaid.

"Fair Market Value" shall mean, with respect to any asset or property, the price that could be negotiated in an arms' length free market transaction, for cash, between a willing seller and a fully informed, willing and able buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the Indenture, Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a board resolution delivered to the Trustee.

"Fixed Charges" shall mean, for any period, the sum, without duplication, of (1) the Consolidated Interest Expense of the Restricted Group for such period and (2) all dividend payments on any series of preferred stock of the Restricted Group (other than dividends payable solely in Equity Interests that are not Disqualified Stock), in each case, on a consolidated basis and in accordance with U.K. GAAP.

"Fixed Charge Coverage Ratio" shall mean, for any period, the ratio of the Consolidated Cash Flow of the Restricted Group for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with U.K. GAAP, or operations and businesses disposed of prior to the Calculation Date (as defined)) to the Fixed Charges of the Restricted Group for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with U.K. GAAP, or operations and businesses disposed of prior to the Calculation Date). In the event that the Restricted Group incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, acquisitions or investments in cash or Cash Equivalents using the proceeds from the disposition of such operations and businesses that were made by the Company or any of its Restricted Subsidiaries, including all mergers or consolidations and any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated to include the Consolidated Cash Flow of the acquired entities, and interest from such investments in cash or Cash Equivalents on a pro forma basis after giving effect to cost savings resulting from employee terminations, facilities consolidations and closings, standardization of employee benefits and compensation practices, consolidation of property, casualty and other insurance coverage and policies, standardization of sales and distribution methods, reductions in taxes other than income taxes and other cost savings reasonably expected to be realized from such acquisition, as determined in good faith by an officer of the Company (regardless of whether such cost savings could then be reflected in pro forma financial statements under U.K. GAAP, Regulation S-X promulgated by the Securities and Exchange Commission or any other regulation or policy of the Securities and Exchange Commission) and without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income, and shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company.

"Government Securities" shall mean securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such Government Security or a specific payment of interest on or principal of any such Government Security held by such custodian for the account of the holder of a depositary receipt; provided, however, that (except as required by law) such custodian shall not be authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Security or the specific payment of interest on or principal of the Government Security evidenced by such depositary receipt.

"Group" shall mean the Company and each of its Subsidiaries.

"Guarantee" shall mean any obligation, contingent or otherwise, of any Person, directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such oblige against loss in respect thereof (in whole or in part); provided, however, that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

"Holder" and "holder" shall mean any person who is for the time being a holder of the Notes (being, in the case of a Definitive Registered Note, a person whose name is entered in the register of holders of the Definitive Registered Notes as a holder thereof and, in the case of any Global Note, the bearer thereof).

"Indebtedness" shall mean, with respect to any Person at any date of determination (without duplication):

(1)	any liability, contingent or otherwise, of such Person for borrowed money,

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments,

(3)	all non-contingent obligations of such Person in respect of letter of credit or other similar instruments (including reimbursement obligations with respect thereto outstanding for more than 10 days (excluding obligations in respect of letters of credit issued in respect of Trade Payables)),

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than 60 days after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,

(5)	all obligations of such Person as lessee under Capitalized Leases,

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by or is otherwise the legal liability of such Person; provided, however, that if such Indebtedness is not assumed by such Person, the amount of such Indebtedness shall be the lesser of (a) the Fair Market Value of such asset at such date of determination; and (b) the amount of such Indebtedness,

(7)	all Indebtedness of other Persons guaranteed by such Person or which is otherwise the legal liability of such Person to the extent such Indebtedness is guaranteed by or is otherwise the legal liability of such Person,

(8)	to the extent not otherwise included in this definition, net obligations under Currency Agreements and Interest Rate Protection Obligations,

(9)	any and all deferrals, renewals, extensions and fundings of, or amendments of or supplements to, any liability or obligation of the kind described in this definition, and

(10)	all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (or of any security into which Disqualified Stock is convertible or for which it is exchangeable);

provided, that for the avoidance of doubt, Indebtedness shall not include any Permitted Receivables Financing.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with U.K. GAAP. Accrual of interest, accretion or original issue discount will not be deemed to be an incurrence of Indebtedness.

"Independent Financial Advisor" shall mean a United States or United Kingdom investment banking firm of national standing in the United States or the United Kingdom, as the case may be, (1) which, in the judgment of the Board of Directors of the Company, does not, and whose directors, officers or Affiliates do not, have a material direct or indirect financial interest in the Company, and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

"Interest Rate Protection Obligations" shall mean the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, the first Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars, forward interest rate agreements, derivatives and similar agreements.

"Investment" shall mean, with respect to any Person, any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (including, without limitation, by means of any guarantee), or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), or any purchase or ownership of any stocks, bonds, notes, debentures or other securities of, any other Person. The amount of an Investment in respect of any property or asset other than cash will be its Fair Market Value at the time of such Investment. Notwithstanding the foregoing, in no event shall any issuance of Common Stock of the Company in exchange for Capital Stock, property or assets of another Person constitute an Investment by the Company in such other Person. If the Company, or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the portion (proportional to the Company's equity interest in such Subsidiary) of the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described under the caption "—Certain Covenants—Limitation on Restricted Payments."

"Investment Grade" will mean a rating of BBB minus or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's or by any other Rating Agency selected by the Company as provided by the definition thereof.

"Issue Date" shall mean May 13, 1999.

"Joint Venture" shall mean any joint venture entity that is engaged in a Permitted Business, whether a company, unincorporated firm, undertaking, association, joint venture or partnership, in which the Company or any Restricted Subsidiary has an interest.

"Lien" shall mean any mortgage, charge, pledge, security interest, encumbrance, lien (statutory or other), hypothecation, assignment for security, claim or preference or priority or other encumbrance of any kind upon or with respect to any property (including, without limitation, any conditional sale or other title retention agreement of lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

"Moody's" shall mean Moody's Investors Service.

"Net Income" shall mean, with respect to any Person, the net income (loss) of such Person, determined in accordance with U.K. GAAP and before any reduction in respect of preferred stock dividends, excluding, however,

(1)	any gain (or loss), together with any relation provision for taxes on such gain (or loss), realized in connection with:

(a)	any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or

(b)	the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary or nonrecurring gain (or loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (or loss).

"Net Proceeds" shall mean the aggregate cash proceeds received by the Company or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of, without duplication:

(1)	the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions, recording fees, title transfers fees and appraiser fees and cost of preparation of assets for sale) and any relocation expenses incurred as a result thereof,

(2)	taxes paid or payable thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements),

(3)	amounts required to be applied to the repayment of Indebtedness (other than as required by the second clause (1) of the covenant described under the caption "—Certain Covenants—Limitation on Asset Sales") secured by a Lien on the asset or assets that were the subject of such Asset Sale,

(4)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or Joint Ventures as a result of such Asset Sale, and

(5)	any reserve established in accordance with U.K. GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price or such asset or assets until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve or reversed or the amount returned to the Company or any Restricted Subsidiary from such escrow arrangement, as the case may be.

"Non-Recourse Debt" means Indebtedness (1) no default with respect to, which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (2) as to which the lenders were notified in writing that they will not have any recourse to the stock (other than the stock of an Unrestricted Subsidiary pledged by the Company to secure debt of such Unrestricted Subsidiary) or assets of the Company or any Restricted Subsidiary; provided that in no event shall Indebtedness of any Unrestricted Subsidiary fail to be Non-Recourse Debt solely as a result of any default provisions contained in a guarantee thereof by the Company or any Restricted Subsidiary if the Company or such Restricted Subsidiary was otherwise permitted to incur such guarantee pursuant to the Indenture.

"Notch" shall mean any change in gradation (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradation for any other Rating Agency) with respect to the Rating Categories.

"Offering" shall mean the offering of the Initial Notes by the Company on May 13, 1999.

"Parent" shall mean Dunlop Standard Aerospace Group Limited.

"Pari passu Indebtedness" shall mean Indebtedness of the Company that ranks pari passu in right of payment to the Notes.

"Permitted Business" shall mean any business in which the Restricted Group is engaged on the date of the Indenture or any business reasonably related, incidental or ancillary thereto.

"Permitted Investments" shall mean:

(1)	any Investment in the Company or in a Restricted Subsidiary;

(2)	any Investment in cash or Cash Equivalents;

(3)	any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment;

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described under the caption "—Certain Covenants—Limitation on Asset Sales";

(5)	any Investment acquired solely in exchange for Equity Interests (other than Disqualified Stock) of the Company;

(6)	any Investment in a Person engaged in a Permitted Business having an aggregate fair market value, taken together with all other investments made pursuant to this clause (6) that are at that time outstanding, not to exceed 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(8)	loans or advances to employees of the Company or any Restricted Subsidiary made in the ordinary course of business consistent with past practices of (including past practices of any immediate predecessor of) the Company or such Restricted Subsidiary, as the case may be, and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; provided that such loans or advances are in compliance with the covenant described under the caption "—Certain Covenants—Limitation on Transactions with Affiliates";

(9)	stock, obligations or securities received in settlement of Indebtedness created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and

(10)	investments described in clauses (1), (2), (3) and (5) of the proviso under "—Certain Covenants—Limitation on Transactions with Affiliates" and made in compliance with such covenant.

"Permitted Liens" means:

(1)	Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary; provided that such Liens were not incurred in contemplation of such merger or consolidation and do not secure any property or assets of the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation;

(2)	Liens existing on the date of the Indenture;

(3)	Liens securing Indebtedness consisting of Capitalized Lease Obligations, purchase money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of the Company or any Restricted Subsidiary, or repairs, additions or improvements to such assets; provided that (a) such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, additional or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the incurrence of such Indebtedness), (b) such Liens do not extend to any other assets of the Company or any Restricted Subsidiary (and, in the case of repair, addition or improvements to any such assets, such Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved), (c) the incurrence of such Indebtedness is permitted by "—Certain Covenants—Limitation on Indebtedness" and (d) such Liens attach within 365 days of such purchase construction, installation, repair, addition or improvement;

(4)	Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice;

(5)	Liens on and pledges of the capital stock of any Unrestricted Subsidiary securing Non-Recourse Debt of such Unrestricted Subsidiary;

(6)	Liens securing Indebtedness (including all obligations) incurred or to be incurred under the Credit Agreement;

(7)	other Liens securing Indebtedness that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed £5.0 million;

(8)	Liens on property or assets existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, provided that such Liens were in existence prior to the contemplation of such acquisition;

(9)	Liens in favor of the Company;

(10)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature in the ordinary course of business;

(11)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with U.K. GAAP shall have been made therefor;

(12)	any provision for the retention of title to an asset by the vendor or transferor of such asset where such asset is acquired in the ordinary course of business and for which type of transaction such retention of title is normal market practice;

(13)	Liens to secure any bank's limited right of set-off that arise in connection with the Company's or any Restricted Subsidiary's ordinary banking arrangements;

(14)	Liens to secure any refinancings, renewals, extensions, modification or replacements (collectively, "refinancing") (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as such Lien does not extend to any other property (other than improvements thereto).

"Permitted Receivables Financing" shall mean any financing pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to any other Person or grant a security interest on, any accounts receivable (and related assets) of the Company or and Restricted Subsidiary; provided, that:

(1)	the interest rate, covenants, events of default and other provisions applicable to such financing shall be customary for such transactions and shall be on market terms (as determined in good faith by the Board of Directors) at the time such financing is entered into, and

(2)	such financings shall be non-recourse to the Company or any Restricted Subsidiary.

"Permitted Refinancing Indebtedness" shall mean any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any Restricted Subsidiary; provided that:

(1)	the principal amount, including committed but undrawn amounts, (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith) including committed but undrawn amounts,

(2)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, and

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

provided, however, that if the Company chooses to refinance, renew, replace, defease or refund Indebtedness under the Credit Agreement through a Receivables Facility, then the limitation contained in clause (2) above shall not apply.

"Person" shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock" shall mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person; provided, however that such shares, interests, participation or other equivalents (however designated) are not convertible into or exchangeable for Indebtedness.

"Qualified Proceeds" shall mean any of the following or any combination of the following:

(1)	cash;

(2)	Cash Equivalents;

(3)	assets that are used or useful in a Permitted Business; and

(4)	the Capital Stock of any Person engaged in a Permitted Business if, in connection with the receipt by the Company or any Restricted Subsidiary of such Capital Stock, (a) such Person becomes a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary.

"Rating Agency" shall mean S&P or Moody's or, if S&P or Moody's or both shall not make a rating on the Notes publicly available, a "nationally recognized statistical rating organization or organizations" (as defined in Rule 436 under the Securities Act), as the case may be, then making a rating on the Notes publicly available selected by the Company which shall be substituted for S&P or Moody's or both, as the case may be.

"Rating Categories" shall mean (1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC or C; (2) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca or C; and (3) with respect to any other Rating Agency, the equivalent of any such category of S&P or Moody's used by such other Rating Agency.

"Rating Date" shall mean the date which is the earlier of (1) 120 days prior to the occurrence of an event specified in clauses (1), (2), (3) or (4) of the definition of a Change of Control or (2) the date of the first public announcement of the possibility of such event.

"Rating Decline" shall mean the occurrence on any date within the 90-day period following the occurrence of an event specified in clauses (1), (2), (3) or (4) of the definition of a Change of Control (which period shall be extended so long as during such period the rating of the Notes is under publicly announced consideration for possible downgrade by a Rating Agency) of:

(1)	in the event that the notes are rated by any Rating Agency on the Rating Date below Investment Grade, the rating of the Notes by such Rating Agency within such period shall be at least one Notch below the rating of the Notes by such Rating Agency on the Rating Date,

(2)	in the event the Notes are rated by any Rating Agency on the Rating Date as Investment Grade, the rating of the Notes within such period by such Rating Agency shall be (a) at least two Notches below the rating of the Notes by such Rating Agency on the Rating Date or (b) below Investment Grade, or

(3)	any Rating Agency shall withdraw its rating of the Notes. In determining how many Notches the rating of the Notes has decreased, gradation with respect to Rating Categories will be taken into account (e.g. with respect to S&P, a decline in a rating from BB+ to BB, or from BB– to B+, will constitute a decrease of one Notch).

"Receivables Facility" shall mean:

(1)	any borrowing secured by non-recourse receivables financing, or

(2)	in the case of a refinancing of the Credit Agreement, any borrowing secured by recourse receivables financing.

"Restricted Group" shall mean the Company and each Restricted Subsidiary.

"Restricted Investment" shall mean an Investment other than a Permitted Investment.

"Restricted Subsidiary" shall mean any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) other than an Unrestricted Subsidiary.

"S&P" shall mean Standard & Poor's Ratings Group.

"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

"Stated Maturity" shall mean:

(1)	with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable, and

(2)	with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

"Subordinated Indebtedness" shall mean any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

"Subsidiary" shall mean, with respect to any Person, any corporation, association or other business entity (1) of which outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors is owned, directly or indirectly, by such Person and one or more Subsidiaries of such Person, or (2) of which at least a majority of voting interest is owned, directly or indirectly, by such Person and one or more Subsidiaries of such Person.

"Tax Sharing Agreement" shall mean any tax sharing agreement or arrangement between the Company and Dunlop Standard Aerospace Group Limited, as the same may be amended from time to time; provided that in no event shall the amount permitted to be paid pursuant to all such agreements or arrangements exceed the amount the Company would be required to pay for income taxes were it to file a consolidated tax return for itself and its consolidated Restricted Subsidiaries as if it were a corporation that was a parent of a consolidated group.

"Total Assets" shall mean the total consolidated assets of the Restricted Group, as shown on the most recent consolidated balance sheet (excluding the footnotes thereto) of the Restricted Group.

"Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business of such Person in connection with the acquisition of goods or services.

"U.K. GAAP" shall mean, at any date of determination, generally accepted accounting principles in effect in the United Kingdom on such date.

"U.S. GAAP" shall mean, at any date of determination, generally accepted accounting principles in effect in the United States on such date.

"Unrestricted Subsidiary" means (1) each existing Subsidiary of the Company that the Company has designated on the Issue Date in a schedule to the Indenture as an Unrestricted Subsidiary, (2) any Subsidiary of an Unrestricted Subsidiary and (3) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(a)	has no Indebtedness other than Non-Recourse Debt;

(b)	is not a party to any agreement, contract or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(c)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Capital Stock or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(d)	has not guaranteed or otherwise directly or indirectly provided credit support for any indebtedness of the Company or any of its Restricted Subsidiaries.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under the caption entitled "—Certain Covenants—Limitation on Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption entitled "—Certain Covenants— Limitation on Indebtedness," the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a

Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption entitled "—Certain Covenants—Limitation on Indebtedness" and (2) no Default or Event of Default would be in existence following such designation.

"Voting Stock" shall mean with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

"Weighted Average Life to Maturity" shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (2) the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of any Person shall mean a Restricted Subsidiary of such Person all the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Description of Book-Entry System

    General

The Book-Entry Depositary holds the Initial Global Notes and will hold the Exchange Global Note. Pursuant to the Deposit Agreement, the Global Notes may be transferred only to a successor of the Book-Entry Depositary. Upon receipt of each Global Note, the Book-Entry Depositary has issued or will issue, as the case may be, a certificateless depositary interest (which represents a 100% interest in the respective Global Note) to DTC by recording such interest in the Book-Entry Depositary's books and records (which it shall maintain on behalf of the Company) in the name of Cede & Co., as nominee of DTC. Beneficial interests in the certificateless depositary interests which represent interests in the Global Notes are shown on, and transfers thereof are effected only through, records maintained in book-entry form by DTC (with respect to its Participants' interests) and its Participants. Such beneficial interests are referred to herein as "Book-Entry Interests." Ownership of the Book-Entry Interests will be limited to Participants and persons holding interests through Participants ("Indirect Participants"), including Euroclear and Clearstream. Procedures with respect to the ownership of Book-Entry Interests are set forth below.

Upon issuance of the certificateless depositary interests, DTC will credit on its book-entry registration and transfer system the Participants' accounts with the respective interests owned by such Participants. Ownership of Book-Entry Interests is shown on, and the transfer of such interests will be effected only through, records maintained by DTC (with respect to its Participants' interests) and by Participants (with respect to interests of Indirect Participants, including Euroclear and Clearstream). The laws of some countries and some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. Consequently, the ability to transfer Book-Entry Interests to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having Book-Entry Interests to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Purchasers of the Notes pursuant to Rule 144A hold Book-Entry Interests relating to the Restricted Global Note and purchasers of the Notes pursuant to Regulation S under the Securities Act ("Regulation S") hold Book-Entry Interests relating to the Regulation S Global Note. Persons who receive New Exchange Notes pursuant to the Exchange Offer will hold Book-Entry Interests relating to the Exchange Global Note.

Investors may hold their Book-Entry Interests relating to the Regulation S Global Note through Euroclear or Clearstream, if they are account holders in such systems, or indirectly through organizations which are account holders in such systems. Euroclear and Clearstream will hold such interests on behalf of their account holders through securities accounts in their respective names on the books of their respective depositaries, which, in turn, will hold such interests in securities accounts in the depositaries' names on the books of DTC. Investors may hold their Book-Entry Interests relating to the Restricted Global Note directly through DTC, if they are Participants in such system, or indirectly through organizations which are Participants in such system. All Book-Entry Interests relating to the Global Notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

So long as the Book-Entry Depositary, or its nominee, is the Holder of the Global Notes, the Book-Entry Depositary or such nominee, as the case may be, will be considered the sole Holder of such Global Notes for all purposes under the Indenture. Except as set forth above under "Form of the Notes," Participants or Indirect Participants are not entitled to have Notes or Book-Entry Interests registered in their names, will not receive or be entitled to receive physical delivery of Notes or Book-Entry Interests in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a Book-Entry Interest must rely on the procedures of the Book-Entry Depositary and DTC and, if such person is not a Participant in DTC, on the procedures of the Participant in DTC through which such person owns its interest (being, in the case of Euroclear and Clearstream, the procedures of Euroclear and Clearstream, respectively), to exercise any rights and remedies of a holder under the Indenture. See "—Action by Owners of Book-Entry Interests" below. If any definitive Notes are issued to Participants or Indirect Participants, they will be issued in registered form as "Definitive Registered Notes," as described under "—Form of the Notes." Unless and until Book-Entry Interests are exchanged for Definitive Registered Notes (as described under "—Form of the Notes"), the certificateless depositary interest held by DTC may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

    Payments on the Notes

Payments of any amounts owing in respect of the Global Notes will be made through one or more paying agents (the "Paying Agents") appointed under the Indenture (which initially will include the Trustee) to the Book-Entry Depositary, as the Holder of the Global Notes. The Company and the Paying Agents will be discharged by payment to the Holder of a Global Note from any responsibility or liability under the Global Note in respect of each amount so paid. All such amounts will be payable in U.S. dollars. Upon receipt of any such amounts, the Book-Entry Depositary will pay amounts equal to the amount so received to DTC, which will distribute such payments to its Participants in U.S. dollars.

Payments by the Book-Entry Depositary of all such amounts will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature except as may be required by law, and if any such deduction or withholding is required to be made by any law or regulation of the United Kingdom, then the Company shall pay Additional Amounts to the extent and subject to the limitations described above under "—Additional Amounts" (treating for this purpose a holder of a Book-Entry Interest in a manner analogous to a holder of the Notes).

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Book-Entry Depositary or the Company. In the event that DTC no longer immediately credits Participants' accounts with U.S. dollar payments, the Company will endeavor to cause payments of principal, premium, interest and Liquidated Damages, if any, to be made by wire transfer to any owners of Book-Entry Interests who so request whose aggregate ownership exceeds $1,000 million in principal amount. Neither the Company nor the Book-Entry Depositary will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Book-Entry Depositary may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

None of the Company, the Trustee, the Book-Entry Depositary or any agent of the Company, the Trustee or the Book-Entry Depositary has or will have any responsibility or liability for:

(1)	any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

    Redemption

In the event any Global Note (or any portion thereof) is redeemed, the Book-Entry Depositary will redeem, from the amount received by it in respect of the redemption of any Global Note, an equal amount of the Book-Entry Interests. The redemption price payable in connection with the redemption of Book-Entry Interests will be equal to the amount received by the Book-Entry Depositary in connection with the redemption of the Global Notes (or any portion thereof). The

Company understands that under existing DTC practices, if less than all of the Notes are to be redeemed at any time, DTC will credit Participants' accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as DTC deems fair and appropriate; provided that no beneficial interests of less than $1,000 principal amount may be redeemed in part.

    Transfers and Transfer Restrictions

All transfers of Book-Entry Interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its Participants, which may change from time to time.

The Restricted Global Note will bear a restrictive legend as described under "Transfer Restrictions," and neither the Restricted Global Note nor any Book-Entry Interest may be transferred except in compliance with the transfer restrictions reflected in such legend. The Regulation S Global Note will also be subject to restrictions on transfer and will bear the legend as described under "Transfer Restrictions."

Until the expiration of the period through and including the 40th day after the later of the commencement and the closing of the offering of the New Notes (the "Distribution Compliance Period"), a Book-Entry Interest relating to the Regulation S Global Note may be transferred to a person who takes delivery in the form of a Book-Entry Interest relating to the Restricted Global Note only upon receipt by the Depositary of written certification from the transferor (in the form provided in the Deposit Agreement) to the effect that (i) beneficial ownership interests in such Regulation S Global Note are owned either by non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act and (ii) such transfer is being made to a person whom the transferor reasonably believes is purchasing for its own account or for an account or accounts as to which it is an institutional buyer within the meaning of Rule 144A, in each case in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

A Book-Entry Interest relating to the Restricted Global Note may be transferred to a person who takes delivery in the form of a Book-Entry Interest relating to the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only upon receipt by the Depositary of a written certification from the transferor (in the form provided in the Deposit Agreement) to the effect that such transfer is being made in accordance with Rule 903 or Rule 904 of Regulation S or Rule 144 under the Securities Act.

Any Book-Entry Interest relating to the Regulation S Global Note that is transferred to a person who takes delivery in the form of a Book-Entry Interest relating to the Restricted Global Note will, upon transfer, cease to represent an interest in the Regulation S Global Note and will instead represent an interest in the Restricted Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to a Book-Entry Interest relating to the Restricted Global Note for as long as it remains such a Book-Entry Interest. Any Book-Entry Interest relating to the Restricted Global Note that is transferred to a person who takes delivery in the form of a Book-Entry Interest relating to the Regulation S Global Note will, upon transfer, cease to represent an interest in the Restricted Global Note and will instead represent an interest in the Regulation S Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures as applicable to a Book-Entry Interest relating to the Regulation S Global Note for as long as it remains such a Book-Entry Interest.

Certification requirements will not apply to Exchange Notes registered under the Securities Act.

Although DTC, Euroclear and Clearstream have agreed to certain procedures to facilitate the transfer of interests relating to the Regulation S Global Note and Restricted Global Note among participants of DTC and account holders of Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company the Trustee or any of their respective agents will have any responsibility or liability for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants or account holders of their respective obligations under the rules and procedures governing their operations or for any payment made on account of any Book-Entry Interest.

Issuance of Definitive Registered Notes

Investors may, at their option, obtain Definitive Registered Notes as set forth under "—Form of the Notes." While a Global Note is outstanding, holders of Definitive Registered Notes in the event of an Event of Default may exchange their Definitive Registered Notes for Book-Entry Interests relating to the respective Global Notes by surrendering their Definitive Registered Notes to the Book-Entry Depositary. The amount of the Book-Entry Interests will be increased or decreased to reflect such transfers or exchanges. The Book-Entry Depositary will request the Trustee to make the appropriate adjustments to the respective Global Note or exchange such Global Note for a new Global Note in an appropriate principal amount to reflect any such transfers or exchanges.

Upon the issue of Definitive Registered Notes, holders will be able to transfer Definitive Registered Notes at the office of the registrar, the transfer agent in Luxembourg or any other transfer agent. In the case of a transfer of part only of a Definitive Registered Note, a new Definitive Registered Note in respect of the balance of the principal amount of the Definitive Registered Note not transferred will be delivered at the office of the registrar or relevant transfer agent, as the case may be, or (at the risk and, if mailed at the request of the transferor otherwise than by ordinary uninsured mail, at the expense of the transferor) sent by mail to the transferor. In all circumstances, the Company shall, for so long as the Notes are listed on the Luxembourg Stock Exchange, maintain paying agents appointed by the Company for the purpose of making payments on the Notes (each a "Paying Agent") and a transfer agent (for the Definitive Registered Notes) in Luxembourg.

Action by Owners of Book-Entry Interests

As soon as practicable after receipt by the Book-Entry Depositary of notice of any solicitation of consents or request for a waiver or other action by the holders of Notes, or of any Change of Control Offer or Asset Sale Offer, the Book-Entry Depositary will mail to DTC a notice containing:

(1)	such information as is contained in such notice received by the Book-Entry Depositary,

(2)	a statement that at the close of business on a specified record date DTC will be entitled to instruct the Book-Entry Depositary as to the consent, waiver or other action, if any, pertaining to such Notes and

(3)	a statement as to the manner in which such instructions may be given:

In addition, the Book-Entry Depositary will forward to DTC, or based upon instructions received from DTC, to owners of Book-Entry Interests, all materials pertaining to any such solicitation, request, offer or other action. Upon the written request of DTC, the Book-Entry Depositary shall endeavor insofar as practicable to take such action regarding the requested consent, waiver, offer or other action in respect of such Notes in accordance with any instructions set forth in such request. DTC may grant proxies or otherwise authorize DTC Participants (or persons owning Book-Entry Depositary Interests through such DTC Participants) to provide such instructions to the Book-Entry Depositary so that it may exercise any rights of a holder or take any other actions which a holder is entitled to take under the Indenture. The Book-Entry Depositary will not exercise any discretion in the granting of consents or waivers or the taking of any other action relating to the Indenture.

Reports

The Book-Entry Depositary will promptly send to DTC a copy of any notices, reports, and other communications received relating to the Company, the Notes or the Book-Entry Interests.

Notices

All notices regarding the Notes will, so long as the rules of the Luxembourg Stock Exchange require, be published in a daily newspaper of general circulation in Luxembourg, which is expected to be the Luxembourger Wort. Notices to holders of Definitive Registered Notes shall also be mailed by first class mail to each holder (or the first named of joint holders) at its address appearing in the register on the appropriate date provided herein other than in the case of a partial redemption of

Notes, when notice shall be so mailed only to each holder whose Notes are to be redeemed and a notice published as aforesaid stating which Notes are to be redeemed. For so long as Notes are represented by Global Notes, notice to holders shall (in addition to publication as described above) also be given by delivery of the relevant notice to DTC for communication to the holders of the related Book-Entry Interests.

Resignation of Book-Entry Depositary

The Book-Entry Depositary may at any time resign as Book-Entry Depositary by written notice to the Company, the Trustee and DTC, such resignation to become effective upon the appointment of a successor book-entry depositary, in which case the Global Notes shall be delivered to that successor. If no such successor has been so appointed within 120 days of such notification, the Book-Entry Depositary may request the Company to issue Definitive Registered Notes as described above.

Charges of Book-Entry Depositary

The Company will agree to indemnify the Book-Entry Depositary against certain liabilities incurred by it and pay the charges of the Book-Entry Depositary as agreed between the Company and the Book-Entry Depositary.

Amendment and Termination of the Deposit Agreement

The Deposit Agreement may be amended by the Company and the Book-Entry Depositary without notice to or consent of DTC or any owner of Book-Entry Interest:

(1)	to cure any ambiguity, defect or inconsistency, provided that such amendment or supplement does not adversely affect the rights of DTC or any holder of Book-Entry Interests,

(2)	to evidence the succession of another person to the Company (when a similar amendment with respect to the Indenture is being executed) and the assumption by any such successor of the covenants of the Company herein,

(3)	to evidence or provide for a successor Book-Entry Depositary,

(4)	to make any amendment, change or supplement that does not adversely affect DTC or the owners of Book-Entry Interests,

(5)	to add to the covenants of the Company or the Book-Entry Depositary, or

(6)	to comply with the United States federal or United Kingdom securities laws.

No amendment that adversely affects DTC may be made to the Deposit Agreement without the consent of DTC. Upon the issuance of Definitive Registered Notes in exchange for Book-Entry Interests constituting the entire principal amount of Notes, the Deposit Agreement will terminate. The Deposit Agreement may be terminated upon the resignation of the Book-Entry Depositary if no successor has been appointed within 120 days as set forth under "—Resignation of Book-Entry Depositary."

Information Concerning DTC

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its Participants and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other "Indirect Participants" such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

The laws of some countries and some states in the United States may require that certain Persons take physical delivery of such securities in definitive form. Consequently, the ability to transfer Book-Entry Interests to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having Book-Entry Interests to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

None of the Company, the Book-Entry Depositary or the Trustee, nor any of their respective agents, will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Settlement

The Book-Entry Interests will trade in DTC's Same-Day Funds Settlement System. Any secondary market trading activity in the Book-Entry Interests is expected to occur through DTC's Participants, and the securities custody accounts of investors will be credited with their holdings against payment in same-day funds on the settlement date.

Clearance through Clearstream and Euroclear

The New Notes represented by the Regulation S Global Note were accepted for clearance through Clearstream and Euroclear. The CUSIP number for the New Notes represented by the Restricted Global Note is 265736AC2 and the CUSIP number for the New Notes represented by the Regulation S Global Note is G2877VAB6. The Exchange Notes represented by the Exchange Global Note has been accepted for clearance through DTC, Euroclear and Cedelbank with a CUSIP number of 265736AB4, a Common Code of 0102 42266 and an ISIN of US265736AB49. Application will be made for acceptance of the New Notes into DTC's book-entry settlement system and to have the New Notes designated as eligible for trading in The PORTALSM Market.

TAX CONSEQUENCES

Material United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax considerations relevant to the exchange of New Notes for New Exchange Notes pursuant to the exchange offer and the ownership and disposition of such New Exchange Notes by a "U.S. holder" (as defined below) and is for general information purposes only. This summary applies only to a beneficial owner of a New Note who acquired such New Note at original issuance and who acquires a New Exchange Note pursuant to the exchange offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders of Supplemental Notes in light of their specific circumstances, such as holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, regulated investment companies, entities treated as partnerships for United States federal income tax purposes and foreign persons) or to persons that hold Supplemental Notes as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ from those summarized below. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary assumes that Supplemental Notes are held as "capital assets" (generally, property held for investment) within the meaning of the Code. Each holder of Supplemental Notes is urged to consult its tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of exchanging New Notes for New Exchange Notes pursuant to the exchange offer and owning and disposing of such New Exchange Notes.

For purposes of this summary, a "U.S. holder" is a beneficial owner of a Supplemental Note, who is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation organized under the laws of the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court where one or more United States persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day and elected to continue to be so treated. Also for purposes of this summary, a "non-U.S. holder" is a beneficial owner of a Supplemental Note who is a (i) nonresident alien individual, (ii) a foreign corporation or (iii) an estate or trust who is not a United States person under the Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Supplemental Notes, the tax treatment of a partner in such a partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular tax consequences applicable to them of exchanging New Notes for New Exchange Notes pursuant to the exchange offer and owning and disposing of the New Exchange Notes.

Exchange of New Notes for New Exchange Notes.    The exchange of a New Note for a New Exchange Note pursuant to the exchange offer will not constitute a "significant modification" of such New Note for United States federal income tax purposes and, accordingly, the New Exchange Note received will be treated as a continuation of the New Note in the hands of such U.S. holder. As a result, there will be no United States federal income tax consequences to U.S. holders that exchange New Notes for New Exchange Notes pursuant to the exchange offer, and any such U.S. holder will have the same adjusted tax basis and holding period in the New Exchange Notes as such U.S. holder had in the New Notes immediately prior to the exchange.

Payments of Interest.    A U.S. holder of a Supplemental Note is required to include interest received on the Supplemental Note (including any Additional Amounts paid in respect of withholding taxes imposed on payments on the Supplemental Note, as discussed below) in ordinary income in accordance with such U.S. holder's method of accounting for United States federal income tax purposes. Interest payable on a Supplemental Note will constitute foreign source "passive" income (or "high withholding tax interest" income if any applicable withholding tax is imposed at a rate of 5% or more) or, for certain taxpayers, "financial services" income for United Stated foreign tax credit purposes.

Withholding Taxes and Additional Amounts.    As discussed above under "Description of Notes—Additional Amounts," in the event that the Company is required to withhold or deduct Taxes from any payment with respect to the Supplemental Notes, the Company is obligated to pay Additional Amounts, subject to certain customary exceptions, so that U.S. holders will receive the same amounts that they would have received had no such Taxes been imposed. Any such Additional Amounts paid to U.S. holders by the Company will be includable in the taxable income of such U.S. holders as ordinary interest income. For United States federal income tax purposes, U.S. holders will be treated as having actually received the amount of Taxes withheld or deducted by the Company with respect to a Supplemental Note and as having paid over such Taxes to the appropriate taxing authorities. As a result, the amount of interest income included in gross income for United States federal income tax purposes by a U.S. holder with respect to a payment of interest may in some circumstances be greater than the amount of cash actually received by the U.S. holder with respect to such payment.

A U.S. holder may be eligible to claim a deduction or, subject to a number of complex limitations, a foreign tax credit in respect of any such Taxes imposed upon interest payments. This credit is only available to the extent that a refund of such Tax is not available under a treaty or otherwise. If a U.S. holder elects to claim a foreign tax credit, rather than a deduction, for a particular taxable year, such election will apply to all foreign taxes paid by the holder in the particular year. The rules relating to foreign tax credits and the timing thereof are complex. Holders of Supplemental Notes should consult their tax advisors regarding the availability of a foreign tax credit in the event that such Taxes are imposed on payments made on the Supplemental Notes.

Amortizable Bond Premium.    In general, if a U.S. holder purchased a Supplemental Note for an amount (excluding any amount attributed to the amount of interest accrued prior to the issue date of such Supplemental Note) in excess of the stated principal amount of the Supplemental Note, such U.S. holder is considered to have purchased the Supplemental Note with "amortizable bond premium" equal to the amount of such excess. The U.S. holder may elect to amortize such bond premium over the remaining term of the Supplemental Note (or earlier call date, if a smaller amount of amortizable bond premium would be attributable to the period prior to such earlier call date taking into account the amount payable on such date) on a constant yield method as an offset to interest when such interest is includible in income under the U.S. holder's regular accounting method. Such U.S. holder's tax basis in the Supplemental Note would be reduced by the amount of the amortized bond premium. Any such election would also apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and would be irrevocable without the consent of the Internal Revenue Service. If no such election is made, any bond premium would remain a part of the U.S. holder's tax basis in such Supplemental Note and would decrease the gain or increase the loss the U.S. holder would otherwise recognize upon any disposition of the Supplemental Note.

Sale, Exchange or Retirement of Supplemental Notes.    Upon the sale, exchange or retirement of a Supplemental Note, a U.S. holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement and the U.S. holder's adjusted tax basis in the Supplemental Note. A U.S. holder's adjusted tax basis in a Supplemental Note should equal its cost for the Supplemental Note, reduced by any portion of the purchase price of such New Note which was attributable to the amount of interest accrued prior to the issue date of such New Note and was previously paid in respect of such Supplemental Note and by any bond premium previously amortized with respect to such Supplemental Note. Amounts received upon sale that are attributable to accrued interest will not be treated as part of the amount realized but rather as a payment of interest. Any gain or loss recognized will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Supplemental Note has been held for more than one year. Generally, any such gain or loss realized will be treated as United States source income or loss for United States foreign tax credit purposes. The claim of a deduction in respect of capital losses for United States federal income tax purposes is subject to limitations.

Non-U.S. Holders.    Generally a non-U.S. holder will not be subject to United States federal income tax on payments of interest on, or gain on the sale of, a Supplemental Note, unless such non-U.S. holder held the Supplemental Note in connection with a United States trade or business carried on by such non-U.S. holder, or in the case of the sale of Supplemental Notes by a non-U.S. holder who is an individual, such individual was present in the United States for 183 days or more during the taxable year in which such gain is realized and certain other requirements are met.

Information Reporting and Backup Withholding.    Information reporting requirements may apply with respect to payments on the Supplemental Notes and payments of proceeds of the sale of the Supplemental Notes to U.S. holders other than corporations and other exempt recipients. A backup withholding tax will not apply to such payments if the U.S. holder (i) provides a correct taxpayer identification number in the manner required by law, certifies that such holder is not subject to backup withholding, and otherwise complies with the backup withholding rules or (ii) otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. A Non-U.S. Holder may have to comply with certain certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements.

United Kingdom Taxation

The following summary describes certain United Kingdom tax consequences of the ownership of the New Notes but does not purport to be comprehensive. Except where expressly stated, the summary relates only to the position of those persons who are the absolute beneficial owners of their New Notes and who hold those New Notes as an investment. It may not apply to special situations or particular classes of persons, such as dealers in securities. Furthermore, the discussion below is generally based upon the provisions of United Kingdom tax law in force and Inland Revenue published practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in United Kingdom tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of the notes should consult their own tax advisers concerning United Kingdom tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of the New Notes are made hereby.

Interest on the Global Notes

The New Notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 ("ICTA") provided they are listed on a "recognized stock exchange" within the meaning of section 841 ICTA. The Luxembourg Stock Exchange is currently recognized for these purposes. Accordingly, once the notes are listed on the Luxembourg Stock Exchange (as is intended), payments of interest on the New Notes may be made without withholding for or on account of United Kingdom income tax. No assurance can be given that such listing will be approved or maintained.

In other cases (including if the listing is not approved or maintained), there will be an amount withheld from interest on account of income tax at the lower rate (currently 20%), subject to a direction to the contrary by the Inland Revenue in accordance with an applicable double taxation treaty or when the Company has a reasonable belief that the beneficial owner of the interest it is subject to UK corporation tax in respect of that interest.

United Kingdom paying and collecting agents can be obliged to provide the United Kingdom Inland Revenue with details of interest payments including the amount of the interest and the name and address of the person entitled to it. The Inland Revenue may, in certain cases, pass such information on to the tax authorities in which such person is resident for tax purposes.

Direct Assessment of Non-United Kingdom Residents

Interest on the New Notes constitutes United Kingdom source income for United Kingdom tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding except in the hands of a noteholder who is exempt from United Kingdom income tax under the terms of an applicable double taxation treaty or otherwise. However, interest with a United Kingdom source received without deduction or withholding for or on account of United Kingdom tax will not be chargeable to United Kingdom tax in the hands of a noteholder who is not resident for tax purposes in the United Kingdom unless that noteholder carries on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which the interest is received or to which the notes are attributable.

United Kingdom Corporation Tax Payers

In general, holders of New Notes that are within the charge to United Kingdom corporation tax will be charged to tax on returns on and fluctuations in value of the New Notes as income broadly in accordance with their statutory accounting treatment so long as an authorized method is used (typically accruals or mark to market). Such noteholders will generally be charged to tax in each accounting period by reference to interest accrued in that period and any profit or loss which, in accordance with such noteholders' authorized accounting method, is applicable to that period.

Other United Kingdom Tax Payers

As the New Notes are denominated in U.S. dollars they would not generally be treated as qualifying corporate bonds ("QCBs") within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, the disposal of the New Notes, including their redemption, by a person subject to United Kingdom capital gains tax, may give rise to a chargeable gain or allowable loss for the purposes of United Kingdom capital gains tax, depending upon the individual circumstances of the noteholder. Any gain or loss arising as a result of the exchange offer may result in a taxable gain or loss arising to a noteholder depending on the holder's particular circumstances and such noteholders should consult their own tax advisor.

Notwithstanding the general treatment, the New Notes will, however, be QCBs if the United Kingdom Inland Revenue view them as "relevant discounted securities" as defined in Schedule 13 of the Finance Act 1996. If the New Notes are treated as relevant discounted securities, individual holders will be charged to income tax in respect of profits on the notes. Changes made by the UK Finance Act 2003 will deny any relief for losses on relevant discounted securities to any noteholder that is subject to U.K. income tax.

Accrued Income Scheme. Under the rules known as the Accrued Income Scheme, which will not apply to relevant discounted securities, a disposal by a noteholder who is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a permanent establishment to which the notes are attributable, may result in any interest which has accrued since the last interest payment date (or where no interest payment date has occurred, the issue of the Notes) being chargeable to tax as income.

Stamp Duty and SDRT

Transfers of Book-Entry Interests and interests therein should not attract United Kingdom stamp duty or stamp duty reserve tax.

Proposed European Union Withholding Tax Directive

On June 3, 2003, the EU adopted Council Directive 2003/48/EC regarding the taxation of savings income. Under the directive, Member States will be required from January 1, 2005 to provide to the tax authorities of other Member States and certain non-Member States details of payment of interest, or other similar income, paid by a person within its jurisdiction to an individual resident in that other Member State or relevant non-Member State, except that Belgium, Luxembourg and Austria may instead operate a withholding system for a transitional period in relation to such payments by paying agents established in those countries. There will be a paying agent in Luxembourg and the United States.

Prospective purchasers of Notes who are in any doubt as to their tax position or who may be subject to tax in other jurisdictions should seek independent advice.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Exchange Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Exchange Notes received in exchange for New Notes where the New Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

We will not receive any proceeds from any sale of New Exchange Notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Exchange Notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any of the New Exchange Notes. Any broker-dealer that resells New Exchange Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the New Exchange Notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of New Exchange Notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. And such broker-dealer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the New Exchange Notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Furthermore, any broker-dealer that acquired any of its New Notes directly from us:

•	may not rely on the applicable interpretation of the staff of the Securities and Exchange Commission's position contained in Exxon Capital Holdings Corp., Securities and Exchange Commission no-action letter, dated May 13, 1988, Morgan, Stanley & Co. Inc., Securities and Exchange Commission no-action letter, dated June 5, 1991, and Shearman & Sterling, Securities and Exchange Commission no-action letter, dated July 2, 1993; and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the performance of our obligations in relation to the exchange offer. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the New Exchange Notes will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York with respect to U.S. federal and New York State law and by Skadden, Arps, Slate, Meagher & Flom LLP, London, England with respect to matters of English law.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-4 under the Securities Act with respect to our offering of the New Exchange Notes. This prospectus does not contain all of the information in the registration statement. You will find additional information about us and the New Exchange Notes in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement.

We are currently subject to the reporting requirements of the Securities Exchange Act applicable to a foreign private issuer. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. As a foreign private issuer, we are not required to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Our reports and other information may be obtained from or viewed at the Securities and Exchange Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. For more information on the operation of the Public Reference Room, call the Securities and Exchange Commission in the United States at 1-800-SEC-0330.

We intend to furnish to the holders of the Notes annual reports containing audited financial statements examined by our independent auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. Such annual audited financial statements, which will include a report thereon by our independent auditors, will be prepared in accordance with U.K. GAAP, together with a reconciliation of net income and shareholders equity to U.S. GAAP. In addition, during such time as we are not subject to the reporting and informational requirements of the Exchange Act, under the terms of the indenture, we have agreed that, so long as the Notes remain outstanding, we will furnish to the Securities and Exchange Commission and distribute to holders of the Notes copies of the financial information that would have been contained in such annual report and other reports that we would have otherwise been required to file with the Securities and Exchange Commission pursuant to the Exchange Act.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors	F-2
Consolidated Profit and Loss Accounts for the years ended 31 December 2001, 2002 and 2003	F-3
Consolidated Statements of Total Recognized Gains and Losses for the years ended 31 December 2001, 2002 and 2003	F-4
Reconciliations of Movements in Shareholders' Funds for the years ended 31 December 2001, 2002 and 2003	F-4
Consolidated Balance Sheets as at 31 December 2002 and 2003	F-5
Consolidated Cash Flow Statements for the years ended 31 December 2001, 2002 and 2003	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Dunlop Standard Aerospace Holdings plc.

In our opinion, the accompanying consolidated balance sheets and the related profit and loss accounts, statements of total recognized gains and losses, reconciliations of movements in shareholders' funds, and cash flow statements present fairly, in all materials respects, the financial position of Dunlop Standard Aerospace Holdings plc (the "Group") and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 21(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

PricewaterhouseCoopers LLP

Castle Donington, East Midlands
England
March 17, 2004

DUNLOP STANDARD AEROSPACE HOLDINGS plc

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Year ended 31 December 2001	Year ended 31 December 2002			Year ended 31 December 2003
		Before Exceptional Item	Exceptional Item	Total	Before Exceptional Item	Exceptional Item	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Revenues(note 3)	444,904	451,848	—	451,848	456,614	—	456,614
Operating costs less other operating income (notes 3 and 4)	(369,248)	(382,957)	(3,778)	(386,735)	(394,780)	(3,688)	(398,468)
Operating profit	75,656	68,891	(3,778)	65,113	61,834	(3,688)	58,146
Finance costs (note 5)	(41,930)			(43,235)			(31,962)
Profit on ordinary activities before taxation (note 4)	33,726			21,878			26,184
Taxation (note 6)	(13,252)			(10,018)			(13,137)
Profit for the financial period (note 17)	20,474			11,860			13,047

The accompanying notes are an integral part of these consolidated financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Profit for the financial period	20,474	11,860	13,047
Foreign exchange adjustments	62	(1,629)	(2,540)
Total recognized gains and losses	20,536	10,231	10,507
Prior year adjustment	—	(1,242)	—
Total recognized gains and losses since last annual report	20,536	8,989	10,507

RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Profit for the financial period	20,474	11,860	13,047
Foreign exchange adjustments	62	(1,629)	(2,540)
Net change in shareholders' funds	20,536	10,231	10,507
Equity Shareholders' funds-beginning of period	194,952	215,488	225,719
Equity Shareholders' funds-end of period	215,488	225,719	236,226

The accompanying notes are an integral part of these consolidated financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

CONSOLIDATED BALANCE SHEETS

	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Fixed Assets
Intangible fixed assets (note 8)	341,945	336,914
Tangible fixed assets (note 9)	178,643	160,875
	520,588	497,789
Current assets
Inventories (note 10)	69,352	67,203
Investments (note 11)	—	183
Debtors (note 12)	130,279	132,309
Cash at bank and in hand (note 23)	33,585	17,635
	233,216	217,330
Creditors—Amounts falling due within one year (note 13)	(152,948)	(148,646)
Net current assets	80,268	68,684
Total assets less current liabilities	600,856	566,473
Creditors—Amounts falling due after more than one year (note 14)	(352,522)	(298,526)
Provisions for liabilities and charges (note 16)	(22,615)	(31,721)
	225,719	236,226
Share capital and reserves
Called up share capital (note 17)	160,000	160,000
Profit and loss account (note 17)	65,719	76,226
Total equity shareholders' funds	225,719	236,226

The accompanying notes are an integral part of these consolidated financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

CONSOLIDATED CASH FLOW STATEMENTS

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Net cash inflow from operating activities (note 23)	80,632	62,723	85,542
Returns on investments and servicing of finance
Interest paid (net of received)	(40,265)	(43,282)	(30,993)
Finance lease interest paid	(12)	—	(31)
Net cash (outflow) from returns on investments and servicing of finance	(40,277)	(43,282)	(31,024)
Taxation
Tax paid	(8,927)	(7,724)	(8,058)
	(8,927)	(7,724)	(8,058)
Capital expenditure
(Payments) to acquire tangible fixed assets	(28,513)	(33,537)	(10,306)
Proceeds from sale of tangible fixed assets	1,909	4,183	467
Development costs and licensing and OEM authorization fees	(9,319)	(2,268)	(9,029)
Net cash (outflow) from capital expenditure	(35,923)	(31,622)	(18,868)
Net cash inflow/(outflow) before use of liquid resources and financing	(4,495)	(19,905)	27,592
Management of liquid resources
Short term bank deposits	(11,381)	—	—
	(11,381)	—	—
Financing
Issue of equity shares	—	—	—
Bank loans (repaid)/drawn (note 24)	8,760	8,294	(27,601)
Capital element of finance lease repayments (note 24)	(352)	—	3,672
	8,408	8,294	(23,929)
Net cash (outflow)/inflow from financing
(Decrease) in cash (note 24)	(7,468)	(11,611)	3,663

The accompanying notes are an integral part of these consolidated financial statements.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Operations

Dunlop Standard Aerospace Holdings plc (the "Group") is primarily involved in the design and manufacture of component parts for the aerospace and defense industry together with the service and accessory maintenance of gas turbine engines. Prior to 30 September 1998 the Group represented a combination of several subsidiaries and divisions of BTR plc and was not a separate legal entity. On 1 October 1998, these subsidiaries and divisions were acquired by the Group, a newly formed holding company owned 100% by Dunlop Standard Aerospace Group Limited. The acquisition was effected through an intermediate holding company Dunlop Standard Aerospace (UK) Limited, a private limited company incorporated in England and Wales.

As at 31 December 2003 the subsidiaries of Dunlop Standard Aerospace Holdings plc were as follows:

Name	Country of Incorporation/ Registration	Percentage of Ownership
Intermediate Holding and Management Services Companies
Dunlop Standard Aerospace (UK) Limited	England & Wales	100%
Dunlop Standard Aerospace Overseas Investments Limited	England & Wales	100%
Dunlop Limited	England & Wales	100%
Dunlop Holdings Limited	England & Wales	100%
Dunlop Standard Aerospace Overseas Limited	England & Wales	100%
Dunlop Standard Aerospace (US) Inc.	United States of America	100%
Dunlop Standard Aerospace (US) Legal, Inc.	United States of America	100%
Dunlop Standard Aerospace (Nederland) BV	Netherlands	100%
Dunlop Standard Aerospace Trustee Limited	England & Wales	100%
Design and Manufacturing
Dunlop Aerospace Limited	England & Wales	100%
Dunlop Aviation North America Inc.	United States of America	100%
Stewart Warner South Wind Corporation	United States of America	100%
Dunlop Aviation Canada Inc.	Canada	100%
Dunlop Aviation (SE Asia) Pte Limited	Singapore	100%
Dunlop Aviation Services S.A.	Belgium	100%
Engine Repair and Overhaul
Standard Aero, Inc.	United States of America	100%
Standard Aero (San Antonio) Inc.	United States of America	100%
Standard Aero (Alliance) Inc.	United States of America	100%
Standard Aero de Mexico S.A. de C.V.	Mexico	100%
Standard Aero Limited	Canada	100%
Standard Aero (Australia) Pty Limited	Australia	100%
Standard Aerospace BV	Netherlands	100%
Standard Aero BV	Netherlands	100%
Standard Aero (Asia) Pte Limited	Singapore	100%
Dunlop Aerospace Parts Inc.	United States of America	100%
Dormant
Serck Aviation Limited	England & Wales	100%
Standard Aero International Pty Limited	Australia	100%
Not FM Canada Inc	Canada	100%

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

2.    Accounting Policies

The financial statements of the Group are prepared under the historical cost convention, and have been prepared in accordance with applicable United Kingdom generally accepted accounting principles ("U.K." GAAP). The directors consider that the accounting policies set out below are the most appropriate and have been consistently applied. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted which require additional disclosures in respect of retirement benefits, as set out in note 18. Where changes in presentation have been made, comparisons are adjusted accordingly.

Basis of preparation

The consolidated financial statements comprise the financial statements of the Company and all its subsidiary undertakings. The financial statements of all subsidiaries are made up to the same date as those of the Company and are prepared in accordance with group accounting policies. All material intra-group balances and transactions have been eliminated in the consolidation. These financial statements do not represent the statutory accounts of the Group within the meaning of the Companies Act 1985 but have been prepared in accordance with U.K. GAAP.

Accounting estimates

The preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, estimates are used when determining appropriate amounts for certain items such as long-term contracts, allowance for obsolete and slow moving inventories, allowance for doubtful accounts, depreciation, amortization, employee benefit plans, taxes, reorganization charges and contingencies.

Goodwill arising on acquisitions

Goodwill, representing the excess of the purchase consideration over the fair value of the net separable assets acquired, is capitalized. Goodwill is amortized over an appropriate period, unless there is clear evidence of the durability of goodwill when an indefinite life is appropriate. Goodwill being amortized over a period exceeding 20 years, or where not amortized at all as is the case at 31 December 2003 and 31 December 2002, is reviewed annually for impairment by discounting estimated future cash flows of the individual businesses at an appropriate discount rate. The discount rate used is typically the Group's weighted average cost of capital. Goodwill is denominated in the functional currency of the acquired company.

Revenue recognition policies

Revenues in the design and manufacturing segment represent the invoiced value of goods supplied to external customers. Revenue is recognized when the earnings process is complete which occurs when the products are shipped to the customer, title and risk of loss have been transferred, collection is probable, and pricing is fixed and determinable.

Revenues in the engine repair and overhaul segment are recorded on a percentage of completion basis of accounting by relating costs incurred to date with total estimated costs of the maintenance work order at completion. Costs incurred include both direct and indirect costs. Contract losses are recognized in their entirety in the period the loss becomes known, without regard to the percentage of completion.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

On contracts with customers where maintenance income is earned on the basis of time incurred (i.e., on the number of hours flown), income is recognized only when the maintenance event takes place. Amounts received from customers in excess of maintenance work completed are included as a liability within our balance sheet.

Typically on each contract's expiration the difference between revenue recorded and amounts received from the customer is remitted or invoiced as part of the final invoice.

Warranty provisions

Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date. The amounts provided are calculated using a best estimate, based on past experience, of the cost of making good products sold under warranty, which are subject to a claim or a known problem.

Inventories

Inventories and work in progress are valued using the first-in first-out ("FIFO") principle at the lower of cost or net realizable value. Cost comprises the actual cost of raw materials and an appropriate proportion of labor and overheads in the case of work in progress and finished goods. Provision is made for obsolete and slow moving items (principally formulae driven based on usage or activity levels) and for unrealized profits on items of intra-group manufacture.

Deferred costs, licenses and OEM authorization fees

Deferred costs comprise costs associated with Original Equipment Manufacturers ("OEM"), including OEM licensing and authorization fees necessarily incurred in obtaining principal supplier status and the provision of initial manufactured parts onto new aircraft. Deferred costs are amortized over the periods expected to benefit from receiving the status of "principal supplier", generally over terms ranging from 3 to 10 years, except OEM licensing fees which are amortized over the license periods ranging from 5 to 25 years.

Deferred costs are reviewed annually for impairment.

Deferred costs for 'initial manufactured parts provided' are included within debtors. Deferred licensing and OEM authorization fees are included within intangible fixed assets.

Tangible fixed assets and depreciation

Capital additions are recorded at their purchased cost and do not include the capitalization of any purchase related interest expense. Capital assets, other than freehold land, are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	20-50 years
Leasehold improvements	Over shorter of the remaining useful life or unexpired term of the lease
Within plant and machinery:
Plant and machinery	13 years
Fork lift trucks	3 – 7 years
Moulds and tools	3 – 20 years
Rental engines	Based on hours of use
Office equipment	5 years
Furniture and fixtures	5 years
Computer hardware and software	3 – 5 years
Motor vehicles	4 years

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Research and development

Research and development expenditure is expensed as incurred, with the exception of development expenditure on major projects that are undertaken where the related expenditure is separately identifiable and management are satisfied as to the ultimate commercial viability of the project based on all relevant available information. In such cases, the expenditure is included in development costs within intangible fixed assets and written off over the periods expected to benefit commencing with the launch of the product. Research and development expenditure recovered from customers is accounted for on a receivable basis where contractually committed otherwise on a receipts basis.

Pension costs

The Group contributes to a number of defined benefit and defined contribution pension schemes including, in the United States, 401k plans. The most significant pension arrangement is the Dunlop Aerospace Limited U.K. Pension Scheme in the UK, which is a funded and defined benefit in nature providing benefits based on final pensionable pay. The assets of the scheme are held separately from those of the Group, in an independently administered fund.

The contributions related to the expected costs of providing pensions under the defined benefit schemes are charged to the profit and loss account so as to spread the costs of pensions over the service lives of the participating employees with the Group. The regular cost is attributed to individual years using the projected unit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortized over the average expected working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet. The defined benefit pension charge is determined by a qualified actuary.

Pension contributions to the defined contribution pension schemes are charged to the profit and loss account as incurred.

Foreign currency translation

Profits and losses from overseas businesses are translated into pounds sterling at average rates of exchange during the period. The re-translation of the retained earnings of overseas operations to period end rates is dealt with as a movement in reserves and is included in the Statement of Total Recognized Gains and Losses.

Currency differences arising from the translation at period end rates of the net investment in overseas businesses are taken to reserves, together with exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments. These gains and losses are also included in the Statement of Total Recognized Gains and Losses.

Assets and liabilities in foreign currency, which are to be settled at a contracted rate, are translated at the appropriate contract rate. All other assets and liabilities in foreign currency are translated at the period end rate. Exchange differences arising are taken to the profit and loss account.

All other exchange differences are included in the profit and loss account for the period.

Liquid resources

Liquid resources comprise short-term deposits of less than one year and investments which are readily realizable and held on a short-term basis.

For the purposes of the cash flow statement cash includes cash in hand and deposits repayable on demand (defined as those which can be withdrawn at any time without notice and without penalty or of a maturity or period of notice of not more than 24 hours).

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Grants

Capital grants are treated as deferred income and released to the profit and loss account over the life of the asset to which they relate. The unamortized portions of such grants are included within accruals and deferred income. Revenue grants are credited to operating profit in the same period in which the expenditure to which they relate is charged.

Leases

Assets held under finance leases are capitalized as tangible fixed assets and depreciated over the shorter of the lease term or the appropriate useful economic life if owned outright. Interest is charged to the profit and loss account over the primary period of the lease using a constant rate of charge. Operating lease rentals are charged to the profit and loss account as incurred.

Deferred taxation

Deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. A deferred tax asset is only recognized when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

Share option awards

Share options have been awarded to employees of the Group. The difference between the market value of the option on the date of the grant of rights to shares and the cost to the employee is charged to the profit and loss account over the period from the date of award to the date at which the employee becomes unconditionally entitled to the shares.

Capital instruments

Shares are included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognized in the profit and loss account in respect of capital instruments other than equity shares is allocated to periods over the term of the instrument at a constant rate of charge based on the carrying amount.

The Group participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

Derivative instruments

Financial instruments are utilized to support and raise finances for the Group's trading operations. Interest is charged or taken to profit as incurred or earned, except that finance costs, including issue costs, of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount of debt.

The Group is party to derivative financial instruments (derivatives) primarily to manage exposure to fluctuations in foreign currency exchange rates and interest rates. Derivatives are designated as hedges and treated as such from the inception of the relevant contracts. Gains or losses on hedging instruments are recognized when the hedged transaction occurs. Gains or losses arising from cancellation of hedging instruments due to the termination of the underlying transaction are taken to the profit and loss account immediately. Amounts payable or receivable in respect of interest rate swap agreements are recognized as adjustments to the interest expense over the period of the contracts.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

3.    Segmental Analysis

The Group reports the results of its business divisions in two segments, Engine Repair & Overhaul and Design and Manufacturing. The Engine Repair & Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, air/oil separators, actuators and customized high technology rubber and polymer products. Transactions between reportable segments are not material.

Revenues

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Design and Manufacturing	153,177	131,314	121,359
Engine Repair & Overhaul	291,727	320,534	335,255
	444,904	451,848	456,614

Operating Costs Less Other Operating Income (pre-exceptional item)

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Design and Manufacturing	(100,305)	(93,878)	(89,114)
Engine Repair & Overhaul	(268,943)	(289,079)	(305,666)
	(369,248)	(382,957)	(394,780)

Operating Profit (pre-exceptional item)

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Design and Manufacturing	52,872	37,436	32,245
Engine Repair & Overhaul	22,784	31,455	29,589
	75,656	68,891	61,834

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Supplementary segment disclosures in respect of revenues:

	Year ended 31 December 2001	Revenues by Origin Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
United Kingdom	115,554	97,748	91,189
Other Europe	44,823	47,586	44,917
USA	165,760	170,326	191,968
Canada	102,597	116,709	114,344
Rest of the World	16,170	19,479	14,196
	444,904	451,848	456,614

		Revenues by Destination
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
United Kingdom	58,411	55,225	46,005
Other Europe	55,949	54,315	57,852
USA	248,299	250,595	264,906
Canada	45,309	45,884	44,152
Rest of the World	36,936	45,829	43,699
	444,904	451,848	456,614

The Company has two customers, Rolls Royce plc, and Lockheed Martin/Kelly USA that, individually are more than 10% but less than 20% of revenues. Sales made to Rolls Royce plc group of companies were as follows: year ended 31 December 2001: £80.2 million; year ended 31 December 2002: £81.8 million and year ended 31 December 2003: £83.9 million. Sales made to Lockheed Martin/Kelly USA were as follows: year ended 31 December 2001: £55.7 million; year ended 31 December 2002: £66.6 million and year ended 31 December 2003: £85.8 million. In the year ended 31 December 2003, sales made to the United States Government of £92.0 million also exceeded 20% of total revenues (31 December 2002: £71.8). This includes sales to the U.S. military and other non-military organizations such as the U.S. Coast Guard and sales through the Lockheed Martin/Kelly USA contract.

Supplementary segment disclosures in respect of other operating costs less other operating income:

	Design and Manufacturing
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Cost of goods sold	75,447	66,332	64,715
Selling general and administrative expenses and other expenses	24,858	27,546	24,399
	100,305	93,878	89,114

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

	Engine Repair & Overhaul
	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Cost of goods sold	238,986	260,267	274,635
Selling general and administrative expenses and other expenses	29,957	28,812	31,031
	268,943	289,079	305,666

Supplementary segment disclosures in respect of the balance sheet information:

	Operating Net Assets
	31 December 2002	31 December 2003
	£'000	£'000
Design and Manufacturing	137,129	147,267
Engine Repair & Overhaul	189,979	160,341
	327,108	307,608
Unallocated net liabilities	(9,307)	(16,721)
Goodwill	313,856	304,129
Taxation	(28,042)	(32,240)
Net debt	(377,896)	(326,550)
Net assets	225,719	236,226

Unallocated net liabilities principally relate to accrued interest and accrued head office expense.

	Engine Repair and Overhaul		Design and Manufacturing
	31 December 2002	31 December 2003	31 December 2002	31 December 2003
	£'000	£'000	£'000	£'000
Long-lived assets by location
United Kingdom	—	—	75,185	75,073
Other Europe	14,043	11,279	—	—
USA	23,708	16,914	4,389	3,779
Canada	58,761	52,314	—	—
Rest of the World	2,416	1,415	139	101
	98,928	81,922	79,713	78,953

Capital expenditure in the year ended 31 December 2003 was £5.2 million in Engine Repair & Overhaul (year ended 31 December 2002: £25.6 million) and £5.1 million in Design and Manufacturing (year ended 31 December 2002: £7.9 million).

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

4.    Operating Costs Less Other Operating Income

Operating costs less other operating income may be analyzed as follows:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Changes in inventories of finished goods and work in progress	2,817	(1,895)	1,340
Raw materials and consumables	195,626	212,721	222,119
Employee costs	109,058	115,245	121,070
Depreciation and amortization	18,486	19,241	18,904
Other operating charges less other operating income	43,261	37,645	31,347
Total before exceptional items	369,248	382,957	394,780
Other operating charges less other operating income—exceptional	—	3,788	3,688
	369,248	386,735	398,468

Profit on ordinary activities before taxation is stated after charging/(crediting):

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Depreciation	12,875	14,540	14,667
Amortization of development costs	2,223	2,018	1,611
Amortization of deferred costs	2,643	1,622	1,438
Amortization of license and OEM fees	745	1,061	1,188
Loss on sales of fixed assets	79	469	74
Operating lease rentals—land and buildings	4,682	4,409	3,562
—plant and equipment	529	1,820	1,369
Capital grant release	(264)	(290)	(296)
Foreign exchange differences	(909)	(358)	(1,168)
Goodwill impairment charge	199	—	—
Exceptional Item –(1)	—	3,778	—
Exceptional Item –(2)	—	—	3,688

(1)	The current year exceptional item charge of £3,688,000 related to our efforts to acquire a business that was ultimately purchased by another company.
(2)	The prior year exceptional item charge of £3,778,000 relates to costs incurred in relation to a proposed plan to seek a listing of the group's shares on the New York Stock Exchange.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

5.    Finance Costs

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Interest payable on bank loans and overdrafts net of interest received	21,979	23,486	12,946
Interest payable on Senior Notes	17,813	17,699	17,130
Finance lease interest	12	—	31
Amortization of finance costs	2,126	2,050	1,855
	41,930	43,235	31,962

6.    Taxation

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Analysis of the tax charge for the year:
United Kingdom:
Corporation tax at 30% (2001: 30%, 2000: 30%)	5,036	(1,001)	(715)
Adjustments in respect of prior periods	509	—	(601)
Double tax relief	—	—	—
	5,545	(1,001)	(1,316)
Foreign Tax:
Corporation taxes—current period	8,319	8,222	4,015
Adjustment in respect of prior periods	(467)	(662)	(9)
Foreign Exchange Movement	—	—	1,786
	7,852	7,560	5,792
Total current tax	13,397	6,559	4,476
Deferred taxation (note 15) Origination and reversal of timing differences	(145)	3,459	8,661
Representing:
United Kingdom	946	(89)	252
Foreign tax	(1,091)	3,548	8,409
Total deferred tax	(145)	3,459	6,996
Adjustment in respect of prior year..	—	—	1,665
	(145)	3,459	8,661
Tax on profit on ordinary activities	13,252	10,018	13,137

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Tax on recognized gains and losses not included in the profit and loss account:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
UK Corporation tax at 30% (2002: 30%)
Current tax charges/(credit) on exchange movements offset in reserves	(127)	684	715

The tax for the period is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Profit on ordinary activities before tax	33,726	21,878	26,184
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002: 30%, 2001: 30%)	10,118	6,563	7,855
Effects of:
Adjustment to tax in respect of prior period	42	(662)	(610)
Adjustment in respect of foreign tax rates	2,536	2,691	1,731
Expenses not deductible for tax purposes	671	1,192	588
Capital allowances in excess of depreciation	(1,526)	(572)	676
Other timing differences	1,811	(2,874)	(7,672)
Losses	(255)	221	122
Foreign Exchange Movement	—	—	1,786
	13,397	6,559	4,476

The foreign tax rate adjustments reflect the fact that the majority of our taxable profits arise in North America where tax rates are significantly higher.

7.    Employee Share Option Plans and Share Incentive Schemes

At 31 December 2002 and 31 December 2003 share options had been granted to employees (including directors) of the Group to subscribe for shares in the ultimate parent undertaking, Dunlop Standard Aerospace Group Limited, as detailed in the table below. In all cases the subscription price is £1 per share. All of the options were granted on 1 October 1998 and no options have expired. The market value of the options at the date of grant was £1, which was equivalent to the exercise price at that date. There was consequently no cost to the Group arising from the issue of the share options.

On 28 September 2000 the share option agreements were modified to permit share options to be exercised at any time.

	Options outstanding at 1 January 2003	Options Exercised During the Year	Options outstanding at 31 December 2003
	Number	Number	Number
Ordinary shares of 50 pence each	10,932	—	10,932
'A' Ordinary shares of 50 pence each	358,000	(15,077)	342,923
	368,932	(15,077)	353,855

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

8.    Intangible Fixed Assets

	Development costs	Licenses and OEM authorization fees	Goodwill	Total
	£'000	£'000	£'000	£'000
Cost
At 31 December 2001	20,188	18,874	325,296	364,358
Exchange adjustments	(421)	(1,885)	(11,241)	(13,547)
Additions	2,135	133	—	2,268
Reclassifications and other adjustments	(15)	—	—	(15)
At 31 December 2002	21,887	17,122	314,055	353,064
Exchange adjustments	(431)	(1,814)	(9,727)	(11,972)
Additions	6,912	2,117	—	9,029
Reclassifications and other adjustments	—	—	—	—
At 31 December 2003	28,368	17,425	304,328	350,121
Amortization
At 31 December 2001	5,586	2,867	199	8,652
Exchange adjustments	(239)	(357)	—	(596)
Charge for period	2,018	1,061	—	3,079
Provision for impairment	—	—	—	—
Reclassifications and other adjustments	(16)	—	—	(16)
At 31 December 2002	7,349	3,571	199	11,119
Exchange adjustments	(270)	(441)	—	(711)
Charge for period	1,611	1,188	—	2,799
Provision for impairment	—	—	—	—
Reclassifications and other adjustments		—	—	—
At 31 December 2003	8,690	4,318	199	13,207
Net Book Amount
At 31 December 2001	14,602	16,007	325,097	355,706
At 31 December 2002	14,538	13,551	313,856	341,945
At 31 December 2003	19,678	13,107	304,129	336,914

The directors have considered the durability of goodwill arising on acquisition of the Group's businesses on 1 October 1998. Taking into account the significant investment costs of entering these businesses; the regulatory barriers imposed; the stability and long term prospects of the aerospace and defense industry; the long life span of individual models of aircraft for which the business has exclusive licenses to repair and overhaul or for which it manufactures certain parts as sole or principal supplier; and the Group's strong reputation and technological leadership, the directors believe that this goodwill has an indefinite life and consequently amortization is not being provided.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The non-amortization of goodwill represents a departure from the Companies Act 1985, Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group's results, for the reasons outlined above. If the goodwill arising on the acquisition of the Group's businesses had been amortized over a period of 20 years, operating profit would have decreased by approximately £15.6 million in 2003 (year ended 31 December 2002: £16.1 million and year ended 31 December 2001: £16.3 million).

9.    Tangible Fixed Assets

	Freehold land and buildings	Short leasehold land and buildings	Plant and machinery	Total
	£'000	£'000	£'000	£'000
Cost
At 31 December 2001	52,456	2,915	146,675	202,046
Exchange adjustments	(2,503)	(269)	(10,306)	(13,078)
Transfers	443	136	860	1,439
Additions	6,844	56	27,177	34,077
Disposals	—	(217)	(5,669)	(5,886)
At 31 December 2002	57,240	2,621	158,737	218,598
Exchange adjustments	(2,506)	(229)	(9,503)	(12,238)
Transfers	—	—	(5,003)	(5,003)
Additions	1,821	100	9,066	10,987
Disposals	—	(141)	(928)	(1,069)
At 31 December 2003	56,555	2,351	152,369	211,275
Depreciation
At 31 December 2001	1,759	801	24,789	27,349
Exchange adjustments	(123)	(86)	(1,930)	(2,139)
Transfers	(11)	17	1,433	1,439
Charge for period	880	167	13,493	14,540
Disposals	—	(98)	(1,136)	(1,234)
At 31 December 2002	2,505	801	36,649	39,955
Exchange adjustments	(221)	(80)	(2,828)	(3,129)
Transfers	—	—	(565)	(565)
Charge for the period	972	142	13,553	14,667
Disposals	—	(95)	(433)	(528)
At 31 December 2003	3,256	768	46,376	50,400
Net Book Amount
At 31 December 2001	50,697	2,114	121,886	174,697
At 31 December 2002	54,735	1,820	122,088	178,643
At 31 December 2003	53,299	1,583	105,993	160,875

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Plant and machinery at 31 December 2003 includes assets held under finance leases in North America and Holland with a cost of £3,865,000 and accumulated depreciation of £10,000. At 31 December 2002 and 31 December 2001, includes no assets held under finance leases.

The net transfer of £4,438,000 related to Engine Repair and Overhaul component cores which management believe are more fairly represented in stocks.

10.    Inventories

	31 December 2002	31 December 2003
	£'000	£'000
Raw materials and consumables	37,204	37,802
Work in progress	19,631	18,308
Finished goods	12,517	11,093
	69,352	67,203

Inventories are stated after provisions of £8,735,000 (31 December 2002: £8,457,000).

11.    Investments

	31 December 2002	31 December 2003
	£'000	£'000

Interest in own shares	—	183
	—	183

Interests in own shares represents the cost of 73,082 of the company's ordinary shares (nominal value of £36,541) purchased in two installments during the year. During March 2003, 29,150 Ordinary shares were purchased and during June 2003, 43,932 'A' Ordinary shares were purchased. These shares were acquired by a trust using funds provided by the group to meet obligations under the shareholders' agreement in respect of management shareholders whose employment with the group ended. The costs of funding and administering the trust are charged to the profit and loss account of the company in the period to which they relate. The shares are not traded in any open market and therefore in the opinion of the directors the market value of the shares at 31 December 2003 was approximately £183,000. Subsequent to the year end these shares were sold at an amount equal to their carrying value disclosed above

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

12.    Debtors

	31 December 2002	31 December 2003
	£'000	£'000
Amounts due within one year
Trade debtors	95,809	92,823
Other debtors	5,612	7,568
Prepayments and accrued income	3,282	3,038
Deferred costs—Initial manufactured parts provided	2,796	2,687
	107,499	106,116
Amounts due after more than one year
Other debtors	574	1,936
Deferred costs—initial manufactured parts provided	22,206	24,257
	130,279	132,309

Trade debtors at 31 December 2003 are stated after allowances for doubtful accounts of £2,865,000 (31 December 2002: £2,595,000).

Trade debtors at 31 December 2003 includes unbilled revenue of £35,864,000 (31 December 2002: £41,395,000), which represents amounts earned and recognized in the period for which billings are issued in the following period.

13.    Creditors—Amounts falling due within one year

	31 December 2002	31 December 2003
	£'000	£'000
Bank overdraft	18,148	—
Bank loans (note 15)	49,762	50,278
Trade creditors	46,935	61,700
Other creditors	7,673	5,504
Amounts owed to parent undertaking	5,493	10,508
Taxation and social security	1,652	1,419
Corporation tax	7,837	3,286
Accruals and deferred income	15,448	15,190
Obligation under finance lease	—	761
	152,948	148,646

The bank overdraft facilities are repayable on demand and are secured as part of the Ancillary Facilities Agreement to the main banking facilities described in note 14. The available overdraft facilities at 31 December 2003 were £5 million, and Cdn$14.1 million.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

14.    Creditors—Amounts falling due after more than one year

	31 December 2002	31 December 2003
	£'000	£'000
Accruals and deferred income	8,951	5,380
Senior Notes (note 15)	136,479	123,740
Bank loans (note 15)	207,092	166,804
Obligation under Finance lease	—	2,602
	352,522	298,526

15.    Borrowings

The movement in gross borrowing obligations (i.e., before deduction of deferred debt issue costs) is as follows:

	Bank Loans	Senior Notes	Finance Leases	Total
	£'000	£'000	£'000	£'000
At 31 December 2001	280,247	155,172	—	435,419
Principal repayments—scheduled	(15,615)	—	—	(15,615)
New loans drawn	23,909	—	—	23,909
Exchange adjustments	(27,086)	(15,420)	—	(42,506)
At 31 December 2002	261,455	139,752	—	401,207
Principal repayments—scheduled	(28,401)	—	—	(28,401)
New loans drawn	800	—	3,672	4,472
Exchange adjustments	(13,418)	(13,348)	(309)	(27,075)
At 31 December 2003	220,436	126,404	3,363	350,203

Total gross borrowings, excluding unsecured bank overdrafts, are repayable from the balance sheet date as follows:

	Bank Loans	Senior Notes	Finance Leases	Total
	£'000	£'000	£'000	£'000

Year one	51,969	—	761	52,730
Year two	28,162	—	1,331	29,493
Year three	78,793	—	1,271	80,065
Year four	61,512	—	—	61,511
Year five	—	—	—	—
After five years	—	126,404	—	126,404
	220,436	126,404	3,363	350,203

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Borrowings include the following variable rate collateralized bank loans repayable by:

	Currency	Interest rate	31 December 2002	31 December 2003
			£'000	£'000
2006 (Tranche A)	Sterling	LIBOR + 2.00%	93,920	71,520
2006 (Tranche B)	U.S. dollars	LIBOR + 2.50%	51,017	45,664
2007 (Tranche C)	U.S. dollars	LIBOR + 2.75%	51,022	45,672
2006 (Tranche D)	Sterling	LIBOR + 2.00%	12,000	23,000
2006 (Tranche D)	U.S. dollars	LIBOR + 2.00%	16,149	—
2007 (Tranche E)	U.S. dollars	LIBOR + 2.75%	37,347	33,780
2007 (Tranche E)	Sterling	LIBOR + 2.75%	—	800
2009 (Senior Notes)	U.S. dollars	11.875%	139,752	126,404
Gross borrowings payable			401,207	346,840
Less debt issue costs to be amortized			(7,874)	(6,018)
Borrowings payable net of debt issue costs			393,333	340,822
Repayable within one year			49,762	50,278
Repayable after more than one year			343,571	290,544
			393,333	340,822

The above bank loans bear interest rates based on the London Interbank Offered Rate ("LIBOR"). These rates are fixed in advance normally for periods ranging from one to six months. The bank loans are secured by substantially all of the shares of the direct and indirect subsidiary undertakings and a security interest in certain assets of these subsidiaries excluding those in The Netherlands, Singapore and Australia.

The Company and certain of its subsidiaries entered into Credit Agreements with the Company's principal banks. The facilities provided under the Credit Agreements are described below.

The senior term debt facilities consist of a £160 million 7½ year amortizing loan facility (the 'Tranche A' facility), two £50 million term loan facilities (the 'Tranche B' and 'Tranche C' facilities), a £49.1 million term loan facility (the 'Tranche E' facility) and a revolving credit facility (the 'Tranche D' facility) for £50 million. At the option of the Group, borrowings under Tranches B, C and E were drawn down in U.S. dollars.

The Tranche A facility was fully drawn by the Group in five separate advances during 1998 and is repayable by installment, with final maturity on 1 April 2006.

The Tranche B facility was fully drawn by the Group in two separate advances during 1998 and is repayable by installment, with final maturity on 1 October 2006.

The Tranche C facility was fully drawn by the Group in two separate advances during 1998 and is payable by installment, with final maturity on 1 October 2007.

The Tranche D facility of £50 million is a revolving credit facility. At 31 December 2003 £23.0 million had been drawn down under this facility (31 December 2002: £28.149 million). The Group's ability to draw down this facility is restricted by the level of any bank overdrafts or available credit facilities existing in the UK and North America at any point in time. At 31 December 2003, £11.389 million of this facility had been committed in respect of overdraft facilities in the UK (£5 million) and Canada (Cdn$14.1 million). Accordingly, the available facility at 31 December 2003 was £15.611 million (31 December 2002: £10.462 million).

The Tranche E facility is a term loan facility. The aggregate amount to be repaid shall be fifty percent of the total amount outstanding on 1 October 2006 with the balance on 1 October 2007.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Final repayment is due on all amounts under these facilities in 2007.

The Senior Notes ("the Notes") are unsecured and mature on 15 May 2009. Interest at 11.875% is paid semi-annually. At the Company's discretion, the Notes may be redeemed on or after 15 May 2004. In addition, prior to 15 May 2003, the Company may redeem up to 35% of the Notes with the net proceeds of an equity sale and may also redeem all, but not fewer than all, of the Notes if certain additional taxes become payable.

Certain of these facilities contain covenants that limit the Group's ability to raise additional finance in the future.

The undrawn committed facilities available in respect of which all conditions precedent had been met at the balance sheet date were as follows:

	31 December 2002	31 December 2003
	£'000	£'000
Expiring in one year or less	—	—
Expiring in more than one year but not more than two years	—	—
Expiring in more than two years	27,021	25,292
	27,021	25,292

All of the above committed borrowing facilities incur commitment fees at market rates.

The weighted average interest rate of borrowings (excluding the amortization of debt issue costs) at 31 December 2003, after taking into account the various interest rate swaps as described in note 17, was 7.5% (31 December 2002: 7.2%).

16.    Provisions for Liabilities and Charges

	Deferred tax	Warranty	Pension	Total
	£'000	£'000	£'000	£'000
At 31 December 2001	17,212	1,536	—	18,748

Exchange adjustments	(466)	(111)	—	(577)
Charged/(credited)	3,459	5,861	—	9,320
Utilized	—	(4,876)	—	(4,876)
At 31 December 2002	20,205	2,410	—	22,615

Exchange adjustments	88	(175)	—	(87)
Charged/(credited)	8,661	3,645	389	12,695
Utilized	—	(3,502)	—	(3,502)
At 31 December 2003	28,954	2,378	389	31,721

Warranty provisions are made on the basis of anticipated costs in respect of warranty claims received and/or known of at the balance sheet date, with the amounts provided expected to be utilized within eighteen months of the balance sheet date.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The net deferred tax provision included within the financial statements is analyzed as follows:

	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Deferred taxation provided
Accelerated capital allowances and other timing differences relating to tangible fixed assets	15,518	15,736
Deferred taxation on other short term timing differences: Deferred costs and other intangible assets	7,704	9,134
Other short term timing differences	(3,017)	4,084
	20,205	28,954

Factors that may affect future tax charges

Based on current capital investment plans, the group expects to continue to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current year.

No provisions has been made for deferred tax on gains recognized on revaluing property to its market value or on the sale of properties where potentially taxable gains have been rolled over into replacement assets. Such tax would become payable only if the property were sold without it being possible to claim rollover relief. The total amount unprovided for is £0.9 million. At present it is not envisaged that any such tax will become payable in the foreseeable future.

Deferred tax (net of any double taxation relief) is not provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas subsidiary undertakings where there is no intention to remit such profits. As the earnings are continually reinvested by the group, no tax is expected to be payable on them in the foreseeable future.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on the tax rates and laws substantively enacted at the balance sheet date.

17.    Share Capital and Reserves

	Share Capital	Profit and Loss Account
	£'000	£'000
At 31 December 2001	160,000	55,488
Retained profit for the year ended 31 December 2002	—	11,860
Exchange adjustments — retained earnings	—	(945)
— net assets	—	(18,693)
— borrowings	—	18,693
— tax effect of above	—	(684)
At 31 December 2002	160,000	65,719

Retained profit for the year ended 31 December 2003	—	13,047
Exchange adjustments — retained earnings	—	(1,005)
— net assets	—	(17,415)
— borrowings	—	16,595
— tax effect of above	—	(715)
At 31 December 2003	160,000	76,226

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The share capital of the Company comprised:

Ordinary shares of £1 each	Authorized		Allotted and Fully Paid
	Number	£'000	Number	£'000
At 31 December 2002	160,000,000	160,000	160,000,000	160,000,000
At 31 December 2003	160,000,000	160,000	160,000,000	160,000,000

The Company's authorized share capital on incorporation was 100 ordinary shares of £1 each. This was subsequently increased to 155,000,000 ordinary shares of £1 each on 30 September 1998, and to 160,000,000 ordinary shares of £1 each on 30 March 1999. The Company issued 2 ordinary shares at par on incorporation. A further 154,999,998 ordinary shares were issued at par on 1 October 1998, and a further 5,000,000 ordinary shares were issued at par on 30 March 1999.

18.    Foreign Exchange and Interest Rate Disclosures

The Group holds and issues financial instruments in order to finance its operations and to manage interest and foreign currency risks arising from its operations. The Group does not hold financial instruments for trading purposes. The Group's major financial risks relate to movements in exchange rates and interest rates. The Group's treasury policies are reviewed on a regular basis and approved by the Board.

The Group borrows principally in U.S. dollars and pound sterling (with the Credit Agreement also making available overdraft facilities in Canadian dollars) at variable rates, and is subject to fluctuations in interest rates on its borrowings and surplus cash. The Group was required, until November 2002, under the terms of the Credit Agreement, to hedge as a minimum approximately 75% of borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and collars where appropriate. Following the issue of the Senior Notes the level of fixed interest liabilities rose significantly.

The following summarizes the Group's outstanding swap contracts at 31 December 2003 which, represent agreements to swap out of floating rates and into fixed rate payments:

Notional amount (000's)	Term	Floating LIBOR rate	Fixed LIBOR rate
£71,520	Nov 03–Jan 04	£ LIBOR	4.60%
£41,628	Jan 04–Jul 04	£ LIBOR	4.60%
£27,628	Jul 04–Jan 05	£ LIBOR	4.60%
£14,028	Jan 05–Jul 05	£ LIBOR	4.60%
£ 428	Jul 05–Jan 06	£ LIBOR	4.60%
US $222,692	Nov 03–Jan 04	US$ LIBOR	2.69%
US $173,209	Jan 04–Jul 04	US$ LIBOR	2.69%
US $171,497	Jul 04–Jul 05	US$ LIBOR	2.69%
US $169,786	Jul 05–Jul 06	US$ LIBOR	2.69%

Surplus cash is deposited with highly rated banks on maturities ranging from overnight up to three months. It is the Group's objective to maintain undrawn committed borrowing facilities of at least 5% of borrowings in order to provide flexibility in managing the Group's liquidity.

The Group has significant operations in the United States and Canada, as well as other countries outside of the United Kingdom and consequently the balance sheet can be significantly affected by movements in Sterling exchange rates. In addition, currency exposures can arise from sales and purchases transactions denominated in foreign currencies. The Group's policy is to use foreign currency loans to hedge foreign currency assets and liabilities. Transactional currency exposures are in the main naturally hedged, but where appropriate, are covered using forward exchange contracts.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Analyses of the currency exposures of assets and liabilities, and interest rate exposure, showing the effects of the financial instruments are detailed below. For the purposes of the following disclosure, short term debtors and creditors have been excluded.

Currency and interest rate risk profile of financial liabilities

After taking into account the Group's floating into fixed interest rate swaps and forward foreign currency contracts (but before consideration of interest rate collars) the interest rate profile of the financial liabilities of the Group as at 31 December 2002 and 31 December 2001 was:

	Year ended 31 December 2003
		Floating rate Financial liabilities	Fixed rate Financial liabilities
Currency	£'000	£'000	£'000
Sterling	95,320	23,800	71,520
U.S. dollar	251,520	—	251,520
Total	346,840	23,800	323,040

	Year ended 31 December 2003 Fixed Rate Financial Liabilities
	Weighted average Interest rate	Weighted average period for which rate is fixed
Currency	%	Years
Sterling	6.6	2.2
U.S. dollar	9.2	4.8
Total	9.0	4.6

	Year ended 31 December 2002
	Total	Floating rate Financial liabilities	Fixed rate Financial liabilities
Currency	£'000	£'000	£'000
Sterling	105,920	105,920	—
U.S. dollar	295,287	155,535	139,752
Total	401,207	261,455	139,752

	Year ended 31 December 2002 Fixed Rate Financial Liabilities
	Weighted average Interest rate	Weighted average period for which rate is fixed
Currency	%	Years
Sterling	—	—
U.S. dollar	11.875	6.4
Total	11.875	6.4

With the exception of excluded items there are no financial liabilities on which no interest is paid.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Fair values of financial assets and financial liabilities

Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Group's financial instruments. There is no difference between the book values and fair values of any other financial assets or financial liabilities as at 31 December 2003:

	31 December 2002		31 December 2003
	Book value £'000	Fair value £'000	Book value £'000	Fair value £'000
Primary financial instruments held or issued to finance the Group's operations:
Cash at bank and on hand	33,585	33,585	17,635	17,635
Short-term borrowings and current portion of long-term borrowings (incl. leases)	69,765	69,765	52,730	52,730
Long-term borrowings (incl. Leases)	349,590	352,385	297,473	305,537
Preference shares	—	—	—	—
Derivative financial instruments held to manage the interest rate profile:
Interest rate swaps—unrealized gain/(loss)	—	—	—	(919)

For cash at bank and in hand, short-term deposits and short-term borrowings, the fair value approximates to the carrying valued due to the short maturity periods of these financial instruments. For medium and long-term borrowings, the fair value is based on market values (e.g. for the Senior Notes) or, where not available, on the quoted market prices of comparable debt issued by other companies. Market rates have been used to determine the fair values of the interest rate collar and interest rate swap derivatives.

Hedges

Unrecognized gains and losses on instruments used for hedging (all interest rate hedges), and the movements therein, are as follows:

	Gains	Losses	Total net Gains/(losses)
	£'000	£'000	£'000
Unrecognized gains and losses on hedges at 31 December 2001		(8,970)	(8,970)
Gains and losses arising in previous period that were recognized in the year ended 31 December 2002	—	8,970	8,970
Gains and losses arising before 1 January 2002 that were not recognized in the year ended 31 December 2002	—	—	—
Gains and losses arising in 2002 that were not recognized in the year ended 31 December 2002	—	—	—
Unrecognized gains and losses on hedges at 31 December 2003	—	—	—
Gains and losses arising in 2003 that were not recognized in the year ended 31 December 2003	—	(919)	(919)
Unrecognized gains and losses on hedges at 31 December 2003	—	(919)	(919)

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Currency exposures

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

	31 December 2002 Net foreign monetary assets/(liabilities)
	Sterling	U.S. Dollar	Other	Total
Functional currency of entity:	£'000	£'000	£'000	£'000
Sterling	—	18,800	88	18,888
U.S. dollar	(1,373)	—	(4,922)	(6,295)
Other	—	(19)	598	579
	(1,373)	18,781	(4,236)	13,172

	31 December 2003 Net foreign monetary assets/(liabilities)
	Sterling	U.S. Dollar	Other	Total
Functional currency of entity:	£'000	£'000	£'000	£'000
Sterling	—	8,326	(109)	8,217
U.S. dollar	320	—	(719)	(399)
Other	—	(131)	869	738
	320	8,195	41	8,556

19.    Pensions

The principal pension arrangements are provided for UK employees through the Dunlop Aerospace Limited UK Pension Scheme ("the Scheme"), which is a defined benefit scheme providing benefits based on final pensionable pay, and was opened in July 1999. The assets of the Scheme are held separately from those of the Company, in an independently administered fund. Effective 31 July 2002, the Scheme was closed to new members.

Contributions to the Scheme are charged to the profit and loss account so as to spread the cost of defined benefit pensions over employees' working lives with the Group. The pension charge is determined by a qualified actuary using the projected unit method. The assumptions, which have the most significant effect on the results of the valuation, are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment returns would be 7.5% per annum pre-retirement and 5.5% per annum post-retirement, that salary increases would average 3.25% per annum and that pensions accrued since the scheme commenced would increase at the rate of 2.5% per annum.

The most recent actuarial valuation was undertaken as at 5 April 2003 and assumed the investment returns would be 6.25% per annum pre-retirement and 5.25% per annum post-retirement, that salary increases would average 3.5% per annum and that pensions accrued since the scheme commenced would increase at the rate of 2.5% per annum. It showed that the market value of the Scheme's assets was £53,841,000. The assets represented 82% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

The pension charge for the Scheme for the current year was £2,989,000 (year ended 31 December 2002: £2,595,000). Contributions paid by the company totaled £2,600,000 and there was therefore a provision at 31 December 2003 of £389,000 (year ended 31 December 2002: Nil) (This charge included the benefit of a reduction of £342,000 (year ended 31 December 2002: £1,752,000) due to the amortization of experience surpluses that are being recognized over 12 years, the average remaining service lifetime of the employees.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Scheme contributions were payable at the rate of 10% for the employer and 5% for employees. An actuarial valuation of this scheme was completed during 2003, which resulted in a change in the contribution rates payable to 17.5% for the employer and 7% for employees, beginning in 2004.

Details of the current year SSAP24 charge is as follows:

	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Regular service cost	4,347	3,331
Variation credit	(1,752)	(342)
Total charge in respect of UK defined benefit pension scheme	2,595	2,989

A new defined contribution scheme (the Dunlop Aerospace Group Personal Pension Plan) has been established for new employees who joined the group after 1 August 2002. The assets of this scheme are held separately from those of the group, in independently administered funds. The minimum level of employee contributions is 3% with matching contributions from the employer up to a maximum of 7%.

In addition to the principal U.K. defined benefit plan, defined contribution schemes (401k or equivalent in the United States) have been established for the Group's U.S. and Canadian employees.

Certain employees in the Netherlands participate in a collectively-bargained multi-employer plan. In addition to the collectively-bargained plan, employees in the Netherlands also participate in a supplementary defined contribution scheme.

Employees in Singapore participate in a state sponsored multi-employer plan.

The total pension charge in the profit and loss account may be summarized as follows:

	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Defined benefit schemes:
U.K. only	2,595	2,989
Defined contribution schemes:
U.K., U.S., Canada, Singapore and the Netherlands	2,556	3,045
	5,151	6,034

Additional disclosures required under the transitional arrangements of FRS 17 in respect of the U.K. defined benefit plan are set out below.

Financial assumptions

	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Salary increases	3.25%	3.25%
Pension increases (on pensions now being accrued)	2.25%	2.50%
Discount rate	5.75%	5.60%
RPI	2.25%	2.50%
Expected return on equities	7.50%	7.50%
Expected return on bonds	5.50%	5.25%

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The market value of the assets of the Scheme and the long-term expected rates of return on those assets are as follows:

	31 December 2002	31 December 2002	31 December 2003	31 December 2003
	%	£'000%		£'000
Equities	7.5	31,966	7.5	39,490
Bonds	5.5	22,397	5.25	25,408
Others	4.0	361	3.75	123
		54,724		65,021
Present value of scheme liabilities		(61,916)		(72,098)
(Deficit)/surplus in the scheme		(7,192)		(7,077)
Related deferred tax asset		2,158		2,123
Net pension liability		(5,034)		(4,954)

If the above amounts had been recognized in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2003 would be as follows:

	31 December 2002	31 December 2003
	£'000	£'000
Net assets excluding pension (liability)/asset	225,719	236,615
Pension (liability)/asset	(5,034)	(4,954)
Net assets including pension (liability)/asset	220,685	231,661
Profit and loss account excluding pension (liability)/asset	65,719	76,615
Pension (liability)/asset	(5,034)	(4,954)
Profit and loss account	60,685	71,661

	31 December 2002	31 December 2003
	£'000	£'000
Analysis of amount charged to operating profit in respect of defined benefit schemes
Current service	3,866	3,869
Past service cost	—	—
Total operating charge	3,866	3,869
Movement in surplus/(deficit) during the year
Surplus in the scheme at the beginning of the year	3,319	(7,192)
Movement:
Current service cost (from above)	(3,866)	(3,869)
Contributions	2,595	2,600
Past service cost (from above)	—	—
Other finance income (from below)	842	40
Actuarial (loss) (from below)	(10,082)	1,344
(Deficit) in the scheme at the end of the year	(7,192)	(7,077)
Analysis of the amount credited to other finance income
Expected return on pension scheme assets	4,190	3,737
Interest on pension scheme liabilities	(3,348)	(3,697)
Net return	842	40

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

	31 December 2002	31 December 2003
	£'000	£'000
Analysis of amount recognized in STRGL
Actual return less expected return on pension scheme assets	(12,261)	3,700
Experience gains and losses arising on the scheme liabilities	15	900
Changes in the assumptions underlying the present value of the scheme liabilities	2,164	(3,256)
Actuarial (loss) recognized in STRGL	(10,082)	1,344

	31 December 2002	31 December 2003
History of experience gains and losses
Differences between the actual and expected return on scheme assets:
Amount (£'000)	(12,261)	3,700
Percentage of scheme assets	(22.4%)	5.7%
Experience gains and losses on scheme liabilities
Amount (£'000)	15	900
Percentage of the present value of the scheme liabilities	0%	1.2%
Total amount recognized in statement of total recognized gains and losses:
Amount (£'000)	(10,082)	1,344
Percentage of the present value of the scheme liabilities	(16.3%)	1.9%

20.    Commitments

Capital commitments

	31 December 2002	31 December 2003
	£'000	£'000
Authorized and contracted	2,253	1,613

Lease commitments

The Group had the following annual commitments under non-cancelable operating leases as follows:

	31 December 2002		31 December 2003
	Land and Buildings	Other	Land and Buildings	Other
	£'000	£'000	£'000	£'000

Within one year	137	363	397	161
Between two and five years	4,167	386	3,530	525
After five years	585	4	476	—
	4,889	753	4,403	686

The company had no commitments under non-cancelable operating leases existing at either balance sheet date.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The future minimum lease payments under non-cancelable operating leases at 31 December 2003 were as follows:

	Operating Leases
	Land and Buildings	Other
	£'000	£'000
2003	4,082	686
2004	3,801	412
2005	3,697	256
2006	3,583	78
Thereafter	384	5

21.    Contingent Liabilities

Litigation

The Group is involved, from time to time, in legal actions and claims arising in the ordinary course of business. While the ultimate result of these claims cannot presently be determined, the directors do not expect that these matters will have a material adverse effect on the financial position, profits and losses or cash flows of the Group.

Environmental

The Group has facilities which are located on land that has been used for industrial purposes for an extended period of time. The Group has not been named as a potentially responsible party to any environmental sites. While it is not presently possible for the directors to determine the extent, if any, of the Group's exposure to this matter or the impact on the financial position or profits and losses and cash flows of the Group, the directors do not believe potential liabilities for such sites are material.

Purchase Commitments

The Company enters into supply contracts in the ordinary course of business. These contracts typically do not include incentives or unconditional purchase commitments. Where inventory is purchased at a discount to the published list price, the related inventory is recorded in the Group's financial statements at the discounted price paid.

Other matters

The Group's bankers have provided guarantees in the ordinary course of business amounting to £344,000 at 31 December 2003 (31 December 2002; £420,500).

22.    Related Party Transactions

The Company and Group have taken advantage of the exemption provided by FRS 8 (Related Party Disclosures) in not disclosing transactions with other group companies where there is a common ownership interest in excess of 90% and where such transactions are fully eliminated on consolidation.

Amounts outstanding with the Dunlop Aerospace Limited UK Pension Scheme at 31 December 2003 totaled £224,000 (2002: £Nil).

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

23.    Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000

Operating profit	75,656	65,113	58,146
Depreciation	12,875	14,540	14,667
Amortization of intangibles	2,968	3,079	2,799
Amortization of deferred costs	2,643	1,622	1,438
Loss on disposal of fixed assets	79	469	74
Goodwill impairment charge	199	—	—
Capital grant release	(264)	(290)	(296)
Change in stocks	(2,327)	(6,071)	1,710
Change in debtors	8,541	(15,701)	(12,436)
Change in creditors and provisions	(19,738)	(38)	19,440
Net cash inflow from operating activities	80,632	62,723	85,542

24.    Analysis of Changes in Net Debt

	At 1 January 2001	Cash Flow	Exchange Adjustments	Other	At 31 December 2001
	£'000	£'000	£'000	£'000	£'000

Cash at bank and in hand	(37,219)	8,768	(612)	—	(29,063)
Overdrafts	1,248	(1,300)	52	—	—
	(35,971)	7,468	(560)	—	(29,063)
Short-term deposits	—	(11,381)	(39)	(115)	(11,535)
Debt due within one year	19,395	8,760	32	26,207	54,394
Debt due after one year	385,639	—	9,543	(24,081)	371,101
Finance leases	338	(352)	14	—	—
Total	369,401	4,495	8,990	2,011	384,897

	At 1 January 2002	Cash Flow	Exchange Adjustments	Other	At 31 December 2002
	£'000	£'000	£'000	£'000	£'000
Cash at bank and in hand	(29,063)	(6,537)	2,015	—	(33,585)
Overdrafts	—	18,148	—	—	18,148
	(29,063)	11,611	2,015	—	(15,437)
Short-term deposits	(11,535)	—	39	11,496	—
Debt due within one year	54,394	(15,615)	(1,112)	12,095	49,762
Debt due after one year	371,101	23,909	(30,013)	(21,426)	343,571
Total	384,897	19,905	(29,071)	2,165	377,896

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

	At 1 January 2003	Cash Flow	Exchange Adjustments	Other	At 31 December 2003
	£'000	£'000	£'000	£'000	£'000
Cash at bank and in hand	(33,585)	14,485	1,465	—	(17,635)
Overdrafts	18,148	(18,148)	—	—	—
	(15,437)	(3,663)	1,465	—	(17,635)
Short-term deposits	—	—	—	—	—
Debt due within one year	49,762	(28,401)	(208)	29,125	50,278
Debt due after one year	343,571	800	(26,557)	(27,270)	290,544
Finance leases	0	3,672	(309)	—	3,363
Total	377,896	(27,592)	(25,609)	1,855	326,550

Other includes the net change in deferred finance costs, accrued interest on bank deposits and reclassifications for debt that now falls due for repayment within one year of the balance sheet date.

25.    Reconciliation of Net Cash Flow to Movement in Net Debt

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Decrease/(increase) in cash for the period	7,468	11,611	(3,663)
Exchange adjustments	8,990	(29,071)	(25,609)
Repayment of bank loans	(10,240)	(15,615)	(28,401)
Decrease in net debt from management of liquid resources	(11,381)	—	—
Repayment of finance lease obligations	(352)	—	3,672
Movement in debt issue costs	2,126	2,050	1,855
New bank loans	19,000	23,909	800
Other non cash flow	(115)	115	—
Issue of Senior Notes	—	—	—
Movement in net debt during the period	15,496	(7,001)	(51,346)
Net debt at beginning of period	369,401	384,897	377,896
Net debt at end of period	384,897	377,896	326,550

26.    Subsequent Event

In 10 February 2004, the Company, issued $120,000,000 of 11.875% Senior Notes due 2009 as additional debt securities under an indenture pursuant to which, on May 13, 1999, $225,000,000 of 11.875% Senior Notes due 2009 were issued.

27.	Summary of Differences Between U.K. and U.S. Generally Accepted Accounting Principles (GAAP)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ('U.K. GAAP'), which differ in certain material respects from generally accepted accounting principles in the United States ('U.S. GAAP').

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following is a summary of the material adjustments to profit for the financial year and shareholders' funds, which would have been required, if U.S. GAAP had been applied instead of U.K. GAAP.

Effect on net profit of differences between U.K. GAAP and U.S. GAAP:

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Profit of the Group under U.K. GAAP	20,474	11,860	13,047
Adjustments:
Deferred charges and development costs	(1,789)	(3,062)	(8,432)
Goodwill amortization	(5,350)	—	—
Amortization and impairment of other intangible assets	(4,925)	(5,616)	(3,217)
Pensions	(621)	(1,449)	(2,174)
Interest rate swap contracts	(7,494)	8,970	(919)
Deferred taxes	5,556	(37)	4,423
Net income under U.S. GAAP	5,851	10,666	2,728

Effect on equity shareholders' funds of difference between U.K. GAAP and U.S. GAAP:

	31 December 2002	31 December 2003
	£'000	£'000
Equity shareholders' funds under U.K. GAAP	225,719	236,226
Adjustments:
Deferred charges and development costs	(41,985)	(49,584)
Goodwill	(127,659)	(122,366)
Other intangible assets	165,797	155,393
Pensions	(1,797)	(3,971)
Interest rate swap contracts	—	(919)
Deferred taxes	(47,223)	(43,832)
Equity shareholders' funds under U.S. GAAP	172,852	170,947

A summary of the principal differences applicable to the Group is set out below:

Deferred Costs and Development Costs

Under U.K. GAAP, the Group capitalizes certain up-front costs related to service contracts (e.g. initial wheel and ship-sets that are provided to OEMs free of charge or at a significant price discount) and the purchase of certain distributor authorization licenses. For U.K. GAAP purposes, these costs are typically amortized over two life cycles (with each life cycle ranging from 2 to 5 years) for the costs associated with service contracts or over the life of the specific program for the distributor authorization licenses (which are typically 5 to 25 years in duration).

Also under U.K. GAAP, certain development costs can be capitalized provided they meet stringent criteria, and subsequently amortized over the expected economic useful life of the related product. The Group capitalizes certain research and development costs related to certain major projects and also capitalizes certain regulatory certification charges for its parts development.

Under U.S. GAAP, costs associated with the installation of initial braking and wheel systems are amortized over the shorter of the initial braking and wheel life cycle or three years, and distributor

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

authorization licenses are amortized over 5 to 10 years, the original legal life of the licenses or related authorization agreements. Furthermore, under U.S. GAAP, all research and development costs are expensed as incurred.

Acquisition Accounting

Under U.K. GAAP, the purchase price of a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net tangible assets acquired is then allocated to identifiable intangible assets to the extent that their value can be measured reliably on initial recognition, the asset can be separately disposed of, and the asset is controlled through custody or legal rights; otherwise the values associated therewith should be included within the purchase price attributable to goodwill. Any remaining excess should then be recorded as acquisition goodwill and amortized over a period not to exceed 20 years unless (as the group has considered) such goodwill is regarded as having an indefinite useful life, whereupon it is not amortized and then subject to an annual impairment review. Additionally, under U.K. GAAP, certain deferred costs of the acquired business are carried forward on acquisition at their net book amount. Finally, under U.K. GAAP, the recording of the net assets acquired and the acquisition goodwill may be done at the holding company level without any 'push down' accounting being applied.

Under U.S. GAAP, for acquisitions prior to June 30, 2001, APB No. 16 'Business Combinations' required the application of the purchase method of accounting to the company's acquisition transactions, in which the cost of an investment is assigned to the tangible and identifiable intangible assets acquired and liabilities (representing principally fixed assets, inventories or stock, pensions and intangible assets) assumed on the basis of their fair values at the date of acquisition. Any excess of cost over fair value of net assets acquired is recorded as goodwill, which is then amortized over the expected useful economic life, not to exceed 40 years. Additionally, deferred costs of an acquired business are set to zero at the opening balance sheet date. Finally, the results of the acquisition accounting (i.e. the step-up or step-down to fair market value and the recording of goodwill) must be allocated (i.e. pushed down) to the respective business units to which it relates.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," effective for business combinations initiated after 30 June 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after 15 December 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. SFAS 142 requires that goodwill and certain other intangible assets acquired after 30 June 2001 and having indefinite lives no longer be amortized, but rather tested for impairment at least annually. Intangible assets determined to have definite lives will continue to be amortized over their useful lives. During the transition period from 1 July 2001 through 31 December 2001, the Group continued to amortize goodwill associated with business combinations completed prior to 1 July 2001 over their useful lives. At 31 December 2001, the Group's unamortized goodwill balance under U.S.GAAP was £191.3 million. Effective 1 January 2002, all amortization of goodwill was discontinued under U.S. GAAP. Upon adoption of SFAS 142, the Group completed its transitional impairment testing, effective 1 January 2002 and determined there was no impairment. After completing the annual impairment test, calculated as at 31 December 2003, the Group determined that the carrying value of certain trademarks were not impaired (31 December 2002: £2.8 million). With the adoption of SFAS No. 142, management of the Group also reassessed the remaining useful lives of all depreciable intangible assets and determined certain trademarks to be indefinite-life intangible assets.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The following table reflects net income/(loss) for the comparative periods prior to adoption of SFAS 142 as if the standard's non-amortization provisions had been adopted as of the beginning of the respective periods:

SFAS 142	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Reported net income/(loss)	5,851	10,666	2,728
Add back goodwill amortization	5,350	—	—
Add back indefinite life trademark amortization—net of tax	1,069	—	—
Adjusted income/(loss)	12,270	10,666	2,728

Intangible Assets

	As of 31 December 2003
	Gross Carrying Amount £'000	Accumulated Amortization £'000	Weighted-Average Amortization Period
Amortized intangible assets
Trademarks	124,067	(19,123)	40 years
Total	124,067	(19,123)
Unamortized intangible assets
Goodwill	181,762
Trademarks	50,388
Total	232,150
Aggregate Amortization Expense:	£'000
For year ended 31 December 2003	3,217
Estimated Amortization Expense:	£'000
For year ended 31 December 2004	3,217
For year ended 31 December 2005	3,217
For year ended 31 December 2006	3,217
For year ended 31 December 2007	3,217
For year ended 31 December 2008	3,217

Goodwill

The changes in the carrying amount of goodwill for the year ended 31 December 2003 are as follows:

	Manufacturing £'000	Engine Repair & Overhaul £'000	Total £'000
Balance as of 1 January 2003	139,769	46,428	186,197
Goodwill acquired during year	—	—	—
Impairment losses	—	—	—
Foreign exchange	—	(4,435)	(4,435)
Balance as of 31 December 2003	139,769	41,993	181,762

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Pension and Post-retirement Benefits

Under U.K. GAAP, the cost of providing pension benefits is currently expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24. SSAP 24 aimed to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, funding deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

Under U.K. GAAP, it is a requirement to disclose balance sheet and revenue account figures in accordance with the provisions of FRS 17. Over time FRS 17 will fully replace SSAP 24. FRS 17 works from the premise that a surplus or deficit in a pension arrangement (measured with reference to the fair values of the pension assets and liabilities) should be shown on the employer's balance sheet. The overall figures in the performance statements reflect the changes in those fair values year on year.

Under U.S. GAAP, employee pension costs are recognized in accordance with SFAS No. 87 'Employers' Accounting for Pensions.' SFAS 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specified corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS 87 also provides for the prospective amortization of costs related to changes in the benefit plan, as well as the obligation resulting from the transition and requires disclosure of the components of period pension cost and the funded status of the pension plans.

By far the largest pension plan in the Group is the U.K. plan, which is funded and defined benefit in nature. The company also sponsors a funded defined benefit arrangement for employees in Canada and small defined contribution arrangements in other countries.

As at 1 April 2000, the accrued benefits for all members of the UK plan were increased by 5%. This gave rise to a prior service cost of £2,148,000, which is being amortized under US GAAP over the average future working lifetimes of employees.

The measurement date for both the UK and Canadian plans is December 31.

The change in benefit obligation during the year is as follows:

	31 December 2002	31 December 2003
	£'000	£'000
Benefit obligation at beginning of year	59,133	65,453
Service cost	4,350	4,018
Interest cost	3,567	3,899
Plan participants' contributions	1,292	1,305
Other actuarial (losses)	(2,712)	2,696
Benefits paid	(169)	(1,078)
Plan amendment	0	0
Exchange rate adjustment	(8)	18
Benefit obligation at 31 December	65,453	76,311

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The change in plan assets during the year is as follows:

	31 December 2002	31 December 2003
	£'000	£'000
Fair value of plan assets at beginning of year	59,675	55,368
Estimated actual return on plan assets	(8,127)	7,543
Employer contribution	2,706	2,815
Plan participants' contributions	1,292	1,305
Benefits paid	(169)	(1,078)
Exchange rate adjustment	(9)	17
Fair value of plan assets at end of year	55,368	65,970
Funded/(unfolded) status	(10,085)	(10,340)
Unrecognized prior service cost	1,754	1,611
Unrecognized net actuarial gain/(loss)	6,980	5,034
Net amount recognized	(1,351)	(3,695)

Assumptions used to determine the pension cost for the defined benefit plans were:

	Average Weighted by PBO 31 December 2002	Average Weighted by PBO 31 December 2003
	(%)	(%)
Discount rate	5.75	5.6
Rate of return on assets	6.75	6.6
Salary growth	3.25	3.25
Pension increases	2.25	2.5

The expected rate of return on plan assets, based on actuarial advice, reflects the average rate of return expected from the plan's assets over the long term and should not change significantly from year to year unless justified by significant changes to the plan's asset distribution or general economic outlook.

The net periodic pension cost, in accordance with SFAS No. 87, for the Group's estimated portion of the defined benefit pension plan is summarized as follows:

	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000
Components of pension expense:
Service costs (net of employee contributions)	4,350	4,018
Interest cost	3,567	3,899
Expected return on plan assets	(4,243)	(3,794)
Amortization of unrecognized prior service cost	143	143
Amortization of unrecognized net gain/(loss)	227	897
Net periodic pension cost	4,044	5,163
Exchange rate adjustment	—	(1)

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The plan asset allocations as at December 31, 2003 and 2002, by asset category, are as follows:

	Year ended 31 December 2002	Year ended 31 December 2003
Asset category
Equities	58%	61%
Bonds	41%	39%
Other	1%	0%
	100%	100%

The expected rate of return of the assets, split by asset category, as at December 31, 2003 and December 31, 2002 are as follows:

	Long term rate of return expected at
	Year ended 31 December 2002	Year ended 31 December 2003
Asset category
Equities	9.5%	8.75%
Bonds	5.51%	5.0%
Other	2.0%	3.3%

In order to arrange for the plan funds to be invested, the Trustee will select fund manager(s) from time to time based on appropriate external advice and assistance without any predetermined view as to whether there should be one fund manager or more and whether the fund manager(s) should be specialists or generalists.

The fund managers can invest in any investment permitted by the Trust Deed, however, the Trustee will give instructions on the specific funds to invest in having consulted the actuary. The Trustee receives external advice on the benchmark asset allocation. The Trustee objective is to have bond exposure of around 40% and equities exposure of 60%.

Dunlop Aerospace Limited expects to contribute approximately £4,321,000 to its pension plan in the year beginning January 1, 2004.

The accumulated benefit obligation for the UK plan was £55,154,00 as at December 31, 2003.

In addition to the defined benefit plan, the U.S. and Canadian companies sponsor defined contribution plans. Employer contributions to the Canadian defined contribution arrangements in the year ended 31 December 2003 amounted to £1,367,700 (2002: £1,048,000; 2001: £977,000). Employer contributions paid to the US plans in 2003 amounted to £1,172,000 (2002: £1,173,000; 2001: £1,317,000).

Certain employees in the Netherlands participate in a collectively-bargained multi-employer plan. In addition to the collectively-bargained plan, employees in the Netherlands also participated in a defined contribution plan. Employer contributions to these plans for 2003 were £389,000 (2002: £324,000; 2001: £272,000).

In Australia, employees participate in an arrangement which is essentially a defined contribution plan. Employer contributions in 2003 were £61,000 (2002: £35,000; 2001: £235,000).

In Singapore a national defined contribution plan is operated. Employer contributions for 2003 were £4,000 (2002: £nil; 2001: £23,000).

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Interest Rate Swap Contracts

Under U.K. GAAP, interest rate swap contracts undertaken for the purpose of hedging outstanding or potential borrowings are accounted for on an off-balance sheet accruals basis with net payments or receipts recorded as a component of interest expense.

The requirements for hedge accounting under U.S. GAAP are more prescriptive than those under U.K. GAAP. Under U.S. GAAP, to qualify for hedge accounting, interest rate swaps must not only be designated as hedges, but at inception and throughout the term of the swap there must be a high correlation between the market values of the swap contract and the outstanding balance of the underlying debt being hedged. The principle amounts and maturities of the Group's outstanding debt balances do not correlate sufficiently with the notional amounts and maturities of the outstanding swap contracts to qualify for hedge accounting under U.S. GAAP. Accordingly, these contracts are reflected on a mark-to-market basis with changes in fair value being reflected in net income currently.

Income and Deferred Taxes

Under U.K. GAAP tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future.

Under U.S. GAAP, deferred taxes are accounted for on all temporary differences, including those resulting from other U.S. GAAP adjustments, and a valuation allowance is established to reduce deferred tax assets to the amount which 'more likely than not' will be realized in future periods based on current estimates of future taxable income, along with proper tax planning strategies.

The components of the net deferred tax assets and liabilities as of 31 December 2002 and 2003 are as follows:

	2002	2003
	£'000	£'000
Current deferred tax assets consist of the following:
Operating losses	985	1,095
Advance tax paid on cash accounting basis	3,458	1,919
Debtors	44	31
Inventory	439	546
Other provisions	1,571	675
Total deferred tax assets	6,497	4,266
Less: valuation allowance	(985)	(1,095)
Current deferred tax assets	5,512	3,171
Current deferred tax liabilities consist of the following:
Gain on plant deferred through reinvestment	961	379
Cost per brake landing program deferrals	366	331
Percentage of completion contract accounting	—	1,262
Current deferred tax liabilities	1,327	1,972
Non-current deferred tax liabilities consist of the following:
Fixed assets	16,379	16,979
Deferred charges and development costs	8,011	10,179
Unrealized foreign exchange on debt	—	2,995
Non-current deferred tax liabilities	24,390	30,153

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The Group operates in a number of countries and in most of those jurisdictions profits are taxed at rates exceeding those of the UK. Deferred tax liabilities have not been recognized for these undistributed earnings as it is management's intention to indefinitely reinvest such earnings in the country of origin, while it is anticipated that Double Tax Relief would substantially eliminate any UK tax liability on such dividends.

Cash Flow Statements

The financial statements include Statements of Cash Flows presented in accordance with UK Financial Reporting Standard 1, 'Cash Flow Statements' ('FRS 1 (Revised 1996)'). The statements prepared under FRS 1 present substantially the same information as that required under U.S. Statement of Financial Accounting Standard No. 95 (SFAS 95), except that FRS 1 reflects changes in cash (which is defined as cash in hand and deposits repayable on demand less any bank loans or bank overdrafts repayable on demand), whereas SFAS 95 reflects changes in the total of cash and cash equivalents.

Under FRS 1 cash flows are presented separately for (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure and financial investment; (v) acquisitions and disposals; and (vi) financing activities. SFAS 95 only requires presentation of cash flows from (i) operating, (ii) investing and (iii) financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalized), interest on finance leases and taxation would be included within operating activities under SFAS 95. Capitalized interest would be included in investing activities under U.S. GAAP. Under SFAS 95 all short-term borrowings and bank overdrafts are included in financing activities.

Cash flows under FRS 1 in respect of expenditure on intangible assets would be included within operating activities under U.S. GAAP.

The following statements summarize the statement of cash flows for the Group as if they had been presented in accordance with U.S. GAAP and include the adjustments which reconcile cash and cash equivalents under U.S. GAAP to cash and cash equivalents reported under U.K. GAAP.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003

Net cash inflow from operating activities	22,109	9,449	37,431
Net cash used in investing activities	(38,337)	(29,354)	(6,167)
Net cash (outflow)/inflow from financing activities	7,512	26,442	(45,749)
Effect of exchange rates on cash and cash equivalents	560	(2,015)	(1,465)
Net (decrease)/increase in cash and cash equivalents under U.S. GAAP	(8,156)	4,522	(15,950)
Cash and cash equivalents under U.S. GAAP at beginning of year	37,219	29,063	33,585
Cash and cash equivalents under U.S. GAAP at end of year	29,063	33,585	17,635
Bank (overdrafts) under U.K. GAAP at end of year	—	(18,148)	—
Cash and bank balances, net of overdrafts, under U.K. GAAP at end of year	29,063	15,437	17,635

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

Other Differences

Other minor differences exist between U.K. GAAP and U.S. GAAP in respect of certain items reflected in the consolidated financial statements, such as:

Under U.K. GAAP, interest expense incurred during the construction of productive assets is not capitalized. However, under U.S. GAAP, SFAS No. 34, requires the capitalization of the interest related to the construction of long lived assets. The Company has determined that the application of this statement would not have a material effect on the Company's reported net income or reported net assets.

Such differences are immaterial to the reconciliation of net income/(loss) and equity shareholders' funds and have been excluded accordingly.

Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. We do not expect the adoption of SFAS 150 will have a significant impact on our financial position and results of operations.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF 00-21 will have a significant impact on our financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We do not expect the adoption of FIN 45 will have a significant impact on our financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46 or "the Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.

DUNLOP STANDARD AEROSPACE HOLDINGS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable and cash and cash equivalents. Management believes the concentration of credit risk associated with accounts receivable is minimal because it has only two customers that accounted for more than ten % but less than twenty % of the Company's total revenues in years ended 31 December 2001, 2002, and 2003. Cash and liquid resources are invested in bank deposit accounts callable on no more than one months notice. The risk associated with the Company's cash and liquid resources is mitigated by the fact that these amounts are placed in what it believes to be high quality financial institutions.

Presentation Differences

Under U.K. GAAP, assets in the balance sheet are presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under U.S. GAAP assets are presented in descending order of liquidity. Under U.S. GAAP, the analysis is between total assets and liabilities and shareholders' funds and certain items which are disclosed in the notes; under U.K. GAAP, this would be disclosed on the face of the balance sheet.

Under SFAS No. 130 the Company is required to present a statement of Comprehensive Income. The Company has determined that this statement would not have a significant impact on its results or disclosures.

Under SFAS No. 131, the Company is required to present segment information based upon the 'management approach' which is different than the previous U.S. GAAP guidance regarding segments, SFAS No. 14, which used the 'industry segment' approach. U.K. GAAP is less prescriptive than U.S. GAAP in determining the segments of a business.

	Year ended 31 December 2001	Year ended 31 December 2002	Year ended 31 December 2003
	£'000	£'000	£'000
Revenues	444,904	451,848	456,614
Cost of goods sold	(314,433)	(326,599)	(339,350)
Gross profit	130,471	125,249	117,264
Selling general and administrative expenses and other expenses	(54,815)	(56,358)	(55,430)
Aborted IPO costs	—	(3,778)	—
Aborted acquisition costs	—	—	(3,688)
Income from operations	75,656	65,113	58,146
Finance costs	(41,930)	(43,235)	(31,962)
Income before income taxes	33,726	21,878	26,184
Income taxes	(13,252)	(10,018)	(13,137)
Net Income	20,474	11,860	13,047

DUNLOP STANDARD AEROSPACE HOLDINGS plc
Valuation and Qualifying Accounts for
the Years Ended December 31, 2001, 2002 and 2003

	Balance at Beginning of Period	Charged to costs and expenses	Deductions	Balance at end of period
	£'000	£'000	£'000	£'000
2001:
Allowance for Doubtful Accounts	(2,816)	(247)	1,277	(1,786)
Inventory Allowance	(7,019)	(2,428)	960	(8,487)
2002:
Allowance for Doubtful Accounts	(1,786)	(1,481)	672	(2,595)
Inventory Allowance	(8,487)	(1,751)	1,781	(8,457)
2003:
Allowance for Doubtful Accounts	(2,595)	(748)	478	(2,865)
Inventory Allowance	(8,457)	(1,489)	1,211	(8,735)

Note: Deductions relate to write-offs of accounts receivable, net of recoveries and currency translation.

Until                 , 2004, all dealers that effect transactions in these securities, whether or not participating in this exchange offer, may be required to deliver a prospectus. Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Dunlop Standard Aerospace Holdings plc agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date (or such shorter period during which participating broker-dealers are required by law to deliver such prospectus), they will make this prospectus available to any broker-dealer for use in connection with any such resale.

PROSPECTUS

Dunlop Standard Aerospace Holdings plc

Offer to Exchange all Outstanding $120,000,000 11 7/8% Senior Notes due 2009 for $120,000,000 11 7/8% Senior Notes due 2009, which have been registered under the Securities Act of 1933, as amended

             , 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    Indemnification of Directors and Officers

Article 41 of the Articles of Association of our parent holding company, Dunlop Standard Aerospace Group Limited ("DSAG"), provide that, subject to Section 310 of the Companies Act of 1985 (the "Companies Act"), every Director or other officer of DSAG shall be entitled to be indemnified out of the assets of DSAG against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, including any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or in connection with any application under Section 727 of the Companies Act in which relief is granted to him by the court, and no Director or other officer shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Issuer in the execution of the duties of his office or otherwise in relation thereto.

Section 310 of the Companies Act provides:

1.	contract with the company or otherwise, for exempting any officer of the company or any person (whether an officer or not) employed by the company as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

2.	Except as provided by the following subsection, any such provision is void.

3.	(a)	from purchasing and maintaining for any such officer or auditor insurance against any such liability, or

(b)	from indemnifying any such officer or auditor against any liability incurred by him—

(i)	in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or he is acquitted, or

(ii)	in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or Section 727 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court.

Section 727 of the Companies Act provides:

1.	If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or his not an officer of the company) it appears to the court hearing the case that the officer or person is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

2.	If any such officer or person as above-mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

3.	Where a case to which subsection (10) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or in part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs or otherwise as the judge may think proper.

The Issuer may purchase and maintain insurance for any such Director or other officer against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Issuer.

ITEM 21.    Exhibits and Financial Statement Schedules.

(a) Exhibits:

3.1 (1)	Articles of Association of the Company.

4.1 (1)	Indenture, dated as of May 13, 1999, between the Company and The Bank of New York, as trustee, in respect of the 11 7/8% Senior Notes due 2009.

4.2 (1)	Notes Depositary Agreement, dated as of May 13, 1999, between the Company and The Bank of New York Trust Company (Cayman) Limited.

4.3 *	First Supplemental Indenture, dated as of February 10, 2004 to Indenture dated as of May 13, 1999, between the Company and The Bank of New York, as trustee, in respect of the 11 7/8% Senior Notes due 2009.

4.4 *	Amended and Restated Notes Depositary Agreement, dated as of May 13, 1999, as amended and restated as of February 10, 2004, between the Company and The Bank of New York Trust Company (Cayman) Limited.

4.5 *	Registration Rights Agreement, dated February 10, 2004, between the Company and Credit Suisse First Boston (Europe) Limited.

5.1 *	Opinion of Skadden, Arps, Slate Meagher & Flom LLP, with respect to the validity of the Exchange Notes.

5.2 *	Opinion Skadden, Arps, Slate, Meagher & Flom (UK) LLP, with respect to the validity of the Exchange Notes.

10.1 (1)	Investment Agreement relating to Dunlop Standard Aerospace Group Limited, dated July 31, 1998, between The Managers, the Investors, Dunlop Standard Aerospace Group Limited and Doughty Hanson & Co. Managers Limited.

10.2 (1)	Credit Agreement, dated July 31, 1998, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.3 (2)	Supplemental Agreement, dated September 28, 1998, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.4 (2)	Second Supplemental Agreement, dated May 7, 1999, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.5 (2)	Third Supplemental Agreement, dated February 15, 2002, between Dunlop Standard Aerospace Group Limited and other as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.6 (2)	Fourth Supplemental Agreement, dated January 17, 2003, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

10.7 (3)	Fifth Supplemental Agreement, dated January 29, 2004, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2 *	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.3 *	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included in Exhibit 5.2).

24.1	Powers of Attorney (included on the signature pages to this Registration Statement).

25.1	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, trustee under the Indenture for the 11 7/8% Senior Notes due 2009.

99.1 *	Form of Letter of Transmittal.

99.2 *	Form of Notice of Guaranteed Delivery.

99.3 *	Form of Letter to Clients.

99.4 *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

*	To be filed by Amendment.
(1)	Previously filed as an exhibit to our Registration Statement on Form F-4 (File No. 333-10886).
(2)	Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2002.
(3)	Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.

(b)	Financial Statement Schedules. A schedule of Valuation and Qualifying Accounts for the years ended December 31, 2001, 2002 and 2003 is filed as part of this report. All other schedules are omitted as the information required is either included elsewhere in the consolidated financial statements herein or is not applicable.

ITEM 22.    Undertakings

The undersigned registrant hereby undertakes:

1.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their respective counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

2.    to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means;

3.    to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

4.    to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coventry, United Kingdom, on the 7th day of May, 2004.

Dunlop Standard Aerospace Holdings plc
By:	/s/ David Unruh
Name: David Unruh Title: Chief Financial Officer and Director

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints David Shaw and David Unruh, and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement or a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Ace of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

By: /s/ David Shaw	Chief Executive Officer and Director	May 7, 2004

Name: David Shaw

By: /s/ David Unruh	Chief Financial Officer and Director	May 7, 2004

Name: David Unruh

By: /s/ David G. Johnson	Managing Director, Dunlop Aerospace and Director	May 7, 2004

Name: David G. Johnson

By: /s/ Paul Soubry, Jr.	President, Standard Aero Commercial Services	May 7, 2004

Name: Paul Soubry, Jr.

By: /s/ Lee G. Beaumont	President, Standard Aero Government Services	May 7, 2004

Name: Lee G. Beaumont

By: /s/ Rene M. van Doorn	President, Dunlop Standard Energy	May 7, 2004

Name: Rene M. van Doorn

By: /s/ Bruce Clarke	Senior Vice-President, Human Resources	May 7, 2004

Name: Bruce Clarke

By: /s/ Bradley Bertouille	Senior Vice-President, Finance and Administration	May 7, 2004

Name: Bradley Bertouille

By: /s/ Edward S. Richmond	Senior Vice-President, Strategy and Business Development	May 7, 2004

Name: Edward S. Richmond

Name	Title	Date

By: /s/ Brian Lanoway	Senior Vice-President, Strategic Projects	May 7, 2004

Name: Brian Lanoway

By: /s/ Verna Taylor	Senior Vice-President, Operations	May 7, 2004

Name: Verna Taylor

By: /s/ Chris Allen	Senior Vice-President, Technology	May 7, 2004

Name: Chris Allen

By: /s/ Steven Walker	Director	May 7, 2004

Name: Steven Walker

By: /s/ John Whelan	Director	May 7, 2004

Name: John Whelan

Exhibit Index

3.1 (1)	Articles of Association of the Company.

4.1 (1)	Indenture, dated as of May 13, 1999, between the Company and The Bank of New York, as trustee, in respect of the 11 7/8% Senior Notes due 2009.

4.2 (1)	Notes Depositary Agreement, dated as of May 13, 1999, between the Company and The Bank of New York Trust Company (Cayman) Limited.

4.3 *	First Supplemental Indenture, dated as of February 10, 2004 to Indenture dated as of May 13, 1999, between the Company and The Bank of New York, as trustee, in respect of the 11 7/8% Senior Notes due 2009.

4.4 *	Amended and Restated Notes Depositary Agreement, dated as of May 13, 1999, as amended and restated as of February 10, 2004, between the Company and The Bank of New York Trust Company (Cayman) Limited.

4.5 *	Registration Rights Agreement, dated February 10, 2004, between the Company and Credit Suisse First Boston (Europe) Limited.

5.1 *	Opinion of Skadden, Arps, Slate Meagher & Flom LLP, with respect to the validity of the Exchange Notes.

5.2 *	Opinion Skadden, Arps, Slate, Meagher & Flom (UK) LLP, with respect to the validity of the Exchange Notes.

10.1 (1)	Investment Agreement relating to Dunlop Standard Aerospace Group Limited, dated July 31, 1998, between The Managers, the Investors, Dunlop Standard Aerospace Group Limited and Doughty Hanson & Co. Managers Limited.

10.2 (1)	Credit Agreement, dated July 31, 1998, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.3 (2)	Supplemental Agreement, dated September 28, 1998, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.4 (2)	Second Supplemental Agreement, dated May 7, 1999, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.5 (2)	Third Supplemental Agreement, dated February 15, 2002, between Dunlop Standard Aerospace Group Limited and other as Borrowers and/or Guarantors, the Lenders, and The Fuji Bank, Limited.

10.6 (2)	Fourth Supplemental Agreement, dated January 17, 2003, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

10.7 (3)	Fifth Supplemental Agreement, dated January 29, 2004, between Dunlop Standard Aerospace Group Limited and others as Borrowers and/or Guarantors, the Lenders, and Mizuho Corporate Bank, Limited.

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2 *	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).

23.3 *	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP (included in Exhibit 5.2).

24.1	Powers of Attorney (included on the signature pages to this Registration Statement).

25.1	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York, trustee under the Indenture for the 11 7/8% Senior Notes due 2009.

99.1 *	Form of Letter of Transmittal.

99.2 *	Form of Notice of Guaranteed Delivery.

99.3 *	Form of Letter to Clients.

99.4 *	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

*	To be filed by Amendment.
(1)	Previously filed as an aexhibit to our Registration Statement on Form F-4 (File No. 333-10886).
(2)	Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2002.
(3)	Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003.